Orbotech Annual Report 2015

orbotech. The Language of Electronics

Annual Report 2015

Annual Report 2015

About the Company

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronic products. The Company transforms the electronics industry by improving the cost effectiveness of existing and future electronics manufacturing processes and enabling the production of next generation electronic products. Virtually every electronic device in the world is produced using Orbotech systems. For further information visit www.orbotech.com.

Financial Highlights

	2015	2014	2013
Statement of operations
(in thousands of dollars except per share data)
Revenues	752,517	582,746	439,995
Operating income	94,704	48,146	47,531
Net income	56,716	35,380	40,001
Earnings per share - fully diluted	1.31	0.83	0.92
Financial position at year end
(in thousands of dollars)
Working capital	455,840	421,683	412,852
Equity	567,756	496,881	467,154
Employees
Number at year end	2,295	2,212	1,674

August 2016

To Our Shareholders and Friends

Orbotech’s financial results for 2015 reflected a significant sequential growth in revenues and profitability, and included the full year results of SPTS Technologies, an industry-leading, United Kingdom-based company that we acquired in August 2014. The Company’s competitive and business successes during the year which, importantly, included the systematic and steady integration of SPTS’s advanced packaging and MEMS (micro-electro-mechanical systems) businesses into Orbotech, have brought us to a market capitalization exceeding $1 billion and helped solidify our position as a large, increasingly diversified and geographically balanced enterprise. 2015 was also marked by continued investments by FPD manufacturers in China and Taiwan, as reflected in further improvement during the year in demand for our FPD equipment. By contrast, the relative weakness in the PCB industry resulted in reduced year-over-year demand for the Company’s PCB solutions.

Revenues in 2015 totaled $752.5 million, compared with $582.7 million in 2014, an increase of approximately 29.1%. We reported GAAP net income for 2015 of $56.8 million, or $1.31 per share (diluted), compared with GAAP net income of $35.4 million, or $0.83 per share in 2014. These comparative data must, of course, be considered in light of the timing of the SPTS acquisition in August 2014, which reduces significantly the comparability of the Company’s financial results for the years 2015, 2014 and 2013.

Revenues from the sale and service of PCB-related equipment in 2015 were $255.5 million, compared with $286.2 million in 2014. This year-over-year decrease, which was more marked than that from 2013 to 2014, reflects the sustained slowdown in the PCB industry as a result of overall reduced growth in demand for smartphones, a weaker market for personal computers and lower investment in fourth generation mobile telecommunications infrastructure. On the other hand, revenues in the second half of 2015 did show improvement sequentially over the first half of the year. In addition, we entered into 2016 with a strong portfolio of direct imaging, automatic optical shaping and laser drilling products, aimed for the next generation of smart devices, whose effect is already evident in the again improved revenues in the first half of 2016 as compared with the second half of 2015. We feel confident that these highly sophisticated solutions will, now and over the longer term, bolster our technological leadership position as an enabler of innovativeness in the PCB industry.

Revenues from the sale and service of FPD-related equipment in 2015 were $204.9 million, compared with $160.7 million in 2014. This increase is primarily the result of continued fabrication facility expansions by FPD manufacturers in China and Taiwan to meet the growing demand for large size, high resolution (4K2K) LCD televisions and for mobile devices. However, it also reflects the wide acknowledgement, by manufacturers of organic light-emitting diodes (OLEDs) and of flexible displays, of the exceptional quality of Orbotech’s recently-introduced solutions designed to support their AOI, test and repair requirements.

Revenues from the sale and service of semiconductor device (SD) equipment in 2015 were $262.2 million. This compares with $186.0 million for the full year of 2014, of which $75.4 million was attributable to the period prior to, and $110.6 million to the period following, consummation of the SPTS acquisition on August 7, 2014. The increase is primarily due to the growing deployment of micro-electro-mechanical systems and radio frequency devices inside smartphones and the rapid rise during the year of Fan-Out Wafer Level Packaging technology, which enables miniaturization and allows for lower costs for many mid-end devices used in products such as smartphones. Our SD business concluded 2015 on a particularly strong note, with the receipt of the first multi-PVD system purchase by any company—an order for multiple Sigma fxP PVD systems totaling approximately $57.0 million in value from a global maker of packaged die.

Revenues from the sale and service of the Company’s products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels were $15.6 million in 2015, compared with $11.9 million in 2014. Revenues from the sale and service of the Company’s recognition software were $14.3 million in 2015, compared with $13.2 million in 2014.

Total service revenues from the Company’s above activities in 2015 were $215.1 million, compared with $178.8 million in 2014 (which included a $22.0 million SPTS component in that year). This increase was mainly a function of the full year effect of the inclusion of our SD business, but also reflected the continued growth in the Company’s installed base of equipment.

Research and development costs, net, increased to $103.9 million in 2015 from $88.7 million in 2014 (including a $9.5 million SPTS component in that year). This amount, which is equivalent to about 13.9% of revenues, reflects Orbotech’s ongoing commitment to expanding into new technologies and product areas, maintaining and strengthening our competitive position and technological excellence and upgrading our worldwide service and support infrastructure. We remain convinced that there are no shortcuts to long-term success, and that the only way to secure a solid foundation for the coming years is through substantial and judicious investment in research and development.

During 2015, we generated approximately $89.3 million in cash from operating activities and repaid $59.6 million of the JPMorgan Chase Bank loan which we took in connection with the SPTS acquisition in 2014. We concluded the year with approximately $191.3 million in cash, cash equivalents, restricted cash, short-term bank deposits and marketable securities, and debt of $239.6 million. In early June 2016, we seized upon favorable conditions in the capital markets to successfully complete a public share offering of 3,850,000 ordinary shares, and to enter into a new U.K. term and revolving debt agreement in the total amount of $125 million on highly favorable terms. Substantially all of the net proceeds of these capital raising activities were used during the second quarter of 2016 to repay in full and retire the Company’s 2014 JPMorgan Credit Agreement. In addition to being accretive to earnings per share on a historical, as-adjusted basis, we believe that this series of re-financing transactions will immediately increase shareholder value due to the significant reduction in interest expense (the impact of which more than offsets the dilution from the shares issued) and the reduction in leverage on our balance sheet. Furthermore, because the new debt arrangements are secured only by the assets of the Company’s SPTS subsidiaries—in contrast to our 2014 JPMorgan Credit Agreement which was secured by Company assets worldwide—we have substantially improved the strength of our balance sheet and enhanced operating flexibility for future growth opportunities.

Looking forward, we anticipate that the continuing trend towards increasingly complex and smaller sized devices, together with favorable industry dynamics such as unceasing innovation in smart, fourth generation mobile telecommunications in China, emerging electronics in automobiles, growing demand for wearable solutions, greater interconnectedness of devices (as reflected in the so-called Internet of Things) and growth in high definition, OLED and flexible display technologies, will continue to drive demand for our solutions and will positively affect our business throughout the remainder of 2016 and heading into 2017.

We are grateful for the continuing confidence, faith and support of our shareholders, customers and suppliers, with many of whom we have maintained productive and mutually beneficial relationships over very long periods, and who remain an important element in the Company’s success. However, as always, our final remarks are reserved for our employees, to whom we owe an enduring debt of gratitude. Time and again, their culture of dedicated application, team spirit and innovation, and their uncompromising refusal to settle for anything less than excellence, turn hard work into success, vision into reality and scientific research into cutting edge yield-enhancing and process-enabling solutions that have transformed the fundamental assumptions of the electronics industry and will continue to do so for years to come.

Mr. Yochai Richter Active Chairman of the Board

Mr. Asher Levy Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 000-12790

ORBOTECH LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Michael Havin, Corporate Secretary

Tel: + 972-8-9423622

Fax: + 972-8-9438769

E-mail: michael.havin@orbotech.com

Postal address: P.O. Box 215, Yavne 8110101, Israel

(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Name of each exchange on which registered
ORDINARY SHARES, NIS 0.14 NOMINAL (PAR) VALUE	THE NASDAQ GLOBAL SELECT MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2015, the Registrant had outstanding 43,079,320 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 (the “Securities Act”).    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘accelerated filer and large accelerated filer’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statements item the Registrant has elected to follow.    Item 17  ☐            Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

[1]	Does not include a total of 3,353,210 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Registrant or were available for grant pursuant to such plans, of which: 1,548,812 were subject to outstanding share options (847,866 of which had vested); 679,827 were subject to outstanding and unvested restricted share units; and 1,124,571 remained available for future equity awards pursuant to such plans, all as of December 31, 2015, comprised of:

(a)	1,548,812 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), all of which were subject to outstanding options (847,866 of which had vested);

(b)	429,398 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:
(i)	326,452 were subject to outstanding and unvested restricted share units; and
(ii)	102,946 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	1,375,000 Ordinary Shares issuable pursuant to equity awards under the 2015 Equity-Based Incentive Plan (the “2015 Plan”), of which:
(i)	353,375 were subject to outstanding and unvested restricted share units; and
(ii)	1,021,625 remained available for future equity awards pursuant to the 2015 Plan.

The above number of Ordinary Shares outstanding also does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by Orbotech Ltd. or its subsidiaries, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in nor receive any future dividends which may be paid to shareholders of Orbotech Ltd. nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of Orbotech Ltd.; and (b) 3,416,855 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of Orbotech Ltd.

Introduction

This Annual Report on Form 20-F (this “Annual Report”) relates to the Ordinary Shares New Israeli Sheqels (“NIS”) 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or to the Frontline P.C.B. Solutions Limited Partnership (“Frontline”); and (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities, which, prior to August 7, 2014, did not include SPTS Technologies Group Limited and its consolidated subsidiaries (“SPTS”). The results of the SPTS business (now referred to as the Company’s semiconductor device (“SD”) business) are included in Orbotech’s results as of and from August 7, 2014 (the “SPTS Closing Date”). Accordingly, Orbotech’s results for 2014 and 2015 are not comparable. See Item 3—Key Information—Risk Factor (g).

Orbotech is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. The Company transforms the electronics industry by improving the cost effectiveness of existing and future electronics manufacturing processes and enabling the production of next generation electronic products. The Company designs, develops, manufactures, markets and services innovative, industry-leading, cutting-edge solutions for use in the manufacture of printed circuit boards (“PCB”s), flat panel displays (“FPD”s) and semiconductor devices (“SD”s).

The Company’s products include: direct imaging (“DI”), automated optical inspection (“AOI”), automated optical repair (“AOR”) and other production systems used in the manufacture of PCBs; AOI, test, repair and process monitoring systems used in the manufacture of FPDs; and etch, physical vapor deposition (“PVD”) and chemical vapor deposition (“CVD”) equipment for use in the manufacture of SDs, such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production, which are designed and developed by Frontline. In addition, through its subsidiary Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of thin film coating of various materials on crystalline silicon photovoltaic wafers for solar energy panels through plasma-enhanced chemical vapor deposition (“PECVD”); and, through its subsidiary Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions.

The Company continues to develop technologies for use in other applications both within and outside the electronics industry and also regularly and selectively evaluates opportunities to acquire complementary technologies to further diversify its business. The Company derives a significant portion of its revenues from the service and support of its substantial installed base of products.

This Annual Report includes industry data obtained from periodic industry publications and internal Company information, and also includes certain statements as to competitive position that are based primarily on the Company’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable; however, the Company has not independently verified any such information. Unless otherwise noted, statements as to the Company’s relative competitive position are approximated based on revenues and management estimates using the above-mentioned third-party data and internal analyses and estimates.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company; and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, solar energy and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2016 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information available to the Company as of the date of this Annual Report. They reflect the views of the Company as of the date of this Annual Report with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the timing, final outcome and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter (as defined below) brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter and the other matters discussed under Item 3 - Key Information - Risk Factors.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company cautions each reader of this Annual Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Annual Report and as may be disclosed in the Company’s future filings with the United States Securities and Exchange Commission (the “SEC”). For more information regarding the above factors and other risks, see Item 3 - Key Information - Risk Factors.

To the extent that this Annual Report contains forward-looking statements (as distinct from historical information), the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Furthermore, the Company does not assume any obligation to update any forward looking statements contained herein as a result of future events or otherwise, except as required by law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

1.A Directors and Senior Management

Not applicable in Annual Report on Form 20-F.

1.B Advisers

Not applicable in Annual Report on Form 20-F.

1.C Auditors

Not applicable in Annual Report on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

2.A Offer Statistics

Not applicable in Annual Report on Form 20-F.

2.B Method and Expected Timetable

Not applicable in Annual Report on Form 20-F.

Item 3.	Key Information

3.A Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2015, 2014 and 2013, and the consolidated balance sheet data as of December 31, 2015 and 2014, have been derived from the audited Financial Statements listed in Item 18 (the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP” and, as applied in the United States, “U.S. GAAP”). The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2012 and 2011, and the consolidated balance sheet data as of December 31, 2013, 2012 and 2011, have been derived from audited consolidated financial statements not included herein and have also been prepared in accordance with U.S. GAAP. The consolidated statements of operations data with respect to the years ended December 31, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2012 and 2011 have been adjusted for the accounting of the Company’s interest in Frontline using the equity method. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3 - Key Information - Risk Factors and Item 5 - Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2015	2014 (1)	2013	2012	2011
Revenues	$752,517	$582,746	$439,995	$387,008	$551,465
Cost of revenues:
Cost of products sold and services rendered	412,719	329,553	248,455	233,447	327,715
Write-down of inventories (2)	—	—	—	14,255	6,743

Total cost of revenues	412,719	329,553	248,455	247,702	334,458

Gross profit	339,798	253,193	191,540	139,306	217,007
Research and development costs:
Expenses incurred	108,516	91,320	72,736	70,524	83,338
Less - government participations (3)	4,662	2,669	3,163	1,821	1,985

Net research and development costs	103,854	88,651	69,573	68,703	81,353
Selling, general and administrative expenses	117,439	96,169	75,948	73,051	70,489
Equity in earnings of Frontline	(5,849)	(5,769)	(5,553)	(6,764)	(7,236)
Amortization of intangible assets (4)	30,224	19,235	4,041	9,907	12,304
SPTS Acquisition costs	—	6,761	—	—	—
Restructuring charges (5)	—	—	—	5,063	—
Gain from the sale of the thermal products business (6)	(628)	—	—	—	—

Impairment of intangible assets (7)	—	—	—	30,142	—

Operating income (loss)	94,704	48,146	47,531	(40,796)	60,097
Financial expenses - net (8)	23,585	9,046	1,191	5,120	6,587

Income (loss) from continuing operations before taxes on income	71,119	39,100	46,340	(45,916)	53,510
Income tax expense	13,788	3,419	6,927	456	7,677

Income (loss) from continuing operations of the Company	57,331	35,681	39,413	(46,372)	45,833
Share in losses of an associated company	615	417	252	165	179

Net income (loss) from continuing operations	56,716	35,264	39,161	(46,537)	45,654
Income from discontinued operations, net of tax (9)	—	—	—	—	1,363

Net income (loss)	56,716	35,264	39,161	(46,537)	47,017

Loss attributable to non-controlling interests	55	116	840	958	322

Net income (loss) attributable to Orbotech Ltd.	$56,771	$35,380	$40,001	$(45,579)	$47,339

Amounts attributable to Orbotech Ltd.:
Income (loss) from continuing operations	56,771	35,380	40,001	(45,579)	45,976
Income from discontinued operations, net of tax	—	—	—	—	1,363

Net Income (loss) attributable to Orbotech	$56,771	$35,380	$40,001	$(45,579)	$47,339

Earnings (loss) per share:
Income (loss) from continuing operations:
basic	$1.34	$0.85	$0.94	$(1.05)	$1.15
diluted (10)	$1.31	$0.83	$0.92	$(1.05)	$1.13
Net income (loss):
basic	$1.34	$0.85	$0.94	$(1.05)	$1.19
diluted (10)	$1.31	$0.83	$0.92	$(1.05)	$1.16
Weighted average number of shares used in computation of earnings (loss) per share: (11)
basic	42,412	41,703	42,571	43,501	39,909

diluted (12)	43,322	42,757	43,253	43,501	40,816

Balance Sheet Data:

(in thousands)

	At December 31,
	2015	2014 (1)	2013	2012	2011
Working capital (12)	$455,840	$421,683	$412,852	$395,391	$478,085
Long-term loans (13)	223,832	293,851	—	—	64,000
Total assets	1,047,338	1,033,972	636,582	654,006	748,420
Capital stock	308,821	295,219	283,283	276,958	273,058
Equity (14)	567,756	496,881	467,154	447,513	490,132

(1)	In respect of 2014, includes the financial information of SPTS from the SPTS Closing Date.
(2)	The write-downs of inventories of $14,255,000 in 2012 and $6,743,000 in 2011 primarily relate to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products and, to a small extent, for certain of the Company’s older PCB products.
(3)	The Company receives certain government funding for the development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding.
(4)	In respect of each of the reported years up to and including 2013, the amortization of intangible assets was primarily attributable to the acquisition by Orbotech, on October 2, 2008, of Photon Dynamics, Inc. (“PDI”) pursuant to an Agreement and Plan of Merger and Reorganization dated June 26, 2008 (the “PDI Acquisition”). For the years ended December 31, 2015 and 2014, the amortization of intangible assets is primarily attributable to the acquisition by Orbotech, on August 7, 2014, of SPTS Technologies Group Limited (“SPTS”) pursuant to a definitive share sale agreement dated July 4, 2014 (the “SPTS Acquisition”). Based on factors as of the date of this Annual Report, estimated amortization expense associated with intangible assets for 2016 is $27.0 million. See Note 6b to the Financial Statements.
(5)	The restructuring charge of $5,063,000 in 2012 relates to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.
(6)	The gain of $628,000 in 2015 relates to the divestiture by the Company of the thermal products business that it acquired as part of the SPTS Acquisition (the “Thermal Products Business”).
(7)	The impairment of intangible assets of $30,142,000 in 2012 is associated with the Company’s FPD business.
(8)	In respect of each of the reported years up to and including 2013, includes interest expense associated with $160.0 million borrowed in 2008 to complete the PDI Acquisition (and repaid in full in December 2013), offset by interest income from cash, short term bank deposits and marketable securities. For the years ended December 31, 2015 and 2014, includes interest expense from August 7, 2014 in connection with $300.0 million borrowed from a syndicate of lenders with JPMorgan Chase Bank, N.A. as administrative agent, on August 7, 2014, to complete the SPTS Acquisition. For more information, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.
(9)	Income from discontinued operations, net of tax, of $1,363,000 in 2011, is attributable to the operations of Orbotech Medical Solutions Ltd. and Orbotech Medical Denmark A/S.
(10)	Excludes equity awards outstanding at December 31, 2012, as their inclusion would be anti-dilutive.
(11)	The actual number of Ordinary Shares outstanding at December 31, 2011 was 43,312,049.
(12)	Working capital is defined as current assets less current liabilities. Under a new applicable accounting standard, as implemented by the Company, all deferred tax assets and liabilities have been classified as non-current on the balance sheet as of December 31, 2015, without retrospective adjustment for periods prior to 2015.
(13)	Net of current maturities.
(14)	Comprising Orbotech Ltd. shareholders’ equity and non-controlling interests.

As of December 31, 2015, Orbotech, Inc. had $239.6 million principal amount of secured indebtedness guaranteed by Orbotech Ltd. and its subsidiaries in Hong Kong, Singapore, the United States and the United Kingdom. This indebtedness was incurred to finance a portion of the purchase price of the SPTS Acquisition. The Company has not paid any cash dividends in the last five years.

3.B Capitalization and Indebtedness

Not applicable in Annual Report on Form 20-F.

3.C Reasons for the Offer and Use of Proceeds

Not applicable in Annual Report on Form 20-F.

3.D Risk Factors

Our business faces significant risks. You should, in addition to the Cautionary Statement Regarding Forward-Looking Information noted above, give careful consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in our Ordinary Shares. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business, results of operations, financial condition and liquidity.

(a) We are dependent upon the worldwide electronics industry and unfavorable economic conditions and low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers of PCBs, FPDs, SDs and others in the electronics supply chain to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their manufacturing processes. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end-products that utilize PCBs, FPDs, SDs and other electronic components in their production processes, including, among others, smartphones, tablets and other portable electronic devices, computers, televisions, automobiles and wearable devices, and for products used in automotive, medical, industrial, telecommunications and military applications. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have in the past implemented cost reduction and business realignment measures in response to prevailing economic conditions which had led to decreased demand, we are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and the need to maintain short lead times for delivery and our worldwide customer service and support operations. In circumstances of significantly reduced overall demand for electronic devices using PCBs, FPDs and SDs, or delays in capital investment due to uncertain economic and/or industry conditions, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business, financial condition and results of operations.

Demand for our products is also created, in part, by technological developments that affect product functionality, including power consumption, or give rise to new, enhanced or more complex products, such as smartphones, tablets, wearable devices, liquid crystal display (“LCD”) televisions and other sophisticated devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and process-enabling solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of PCBs, FPDs or semiconductors in electronic components, the overall demand for our products could be reduced. Additionally, as the so-called Internet of Things (“IoT”) trend continues to develop at a rapid pace and to impact complex business systems as well as a wide range of products and devices employed in the functionality of everyday life, demand for our products could either experience similar growth or be reduced by alternative technological solutions that might be better equipped to serve the needs of this rapidly changing and increasingly complex technological landscape. We will continue to design, develop, manufacture, market and service our innovative, industry-leading, cutting-edge solutions; nevertheless, external factors outside of our control, including changes to existing technologies, could impact our ability to remain an industry leader.

(b) Capital investments by PCB, FPD and SD manufacturers are and have historically been highly cyclical and may fluctuate or decline in the future. If we fail to respond to industry cycles, our business could be seriously harmed.

Our business relies considerably upon continuing capital investments by manufacturers of PCBs, FPDs and SDs. The capital equipment procurement practices of these manufacturers have been, and continue to be, highly cyclical in nature, and have experienced both periodic and sustained downturns. For example, in the past, contractions in the credit markets have caused severe financial system disruptions that have contributed to a significant downturn in the electronics industry, which, in turn, impacted our revenues and profitability. Our business may be negatively affected if the availability of capital resources for investment is reduced, particularly in the mobile connected device, tablet, computer, television, automotive or telecommunications industries.

We cannot predict future levels of demand for electronic products and devices with accuracy. For example, the increase in demand for smartphones, tablets, e-readers and other mobile connected devices or the increase in electronic content of automobiles during recent years may not continue at its current level, may not increase as anticipated and may decline. In addition, the IoT may not increase as anticipated and may decline. If this happens, our PCB and SD businesses may be adversely impacted. In addition, the need for higher definition, more power efficient, low cost FPDs may not increase as anticipated or even continue at current levels, and, as has occurred in the past, may decline, which would negatively affect our FPD business. Should cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations and our need to maintain short lead times for delivery, our cost reduction measures may not be implemented in a sufficiently timely manner or may not be sufficient in response to industry cycles. Our inability to respond to industry cycles could, among other factors, have a material adverse effect on our business, financial condition and results of operations.

(c) Our future revenues are dependent in part upon existing customers continuing to use our products and renewing their maintenance agreements with us.

In 2015, approximately 29% of our revenues were derived from service and support related to our products. We depend on our existing customers for additional future revenues from ongoing service and support related to our products. Our products are normally sold with a one year warranty, following which customers are offered various service and support options. Our PCB maintenance agreements are generally renewable after twelve (and, in certain cases, 24 or 26) months at the option of the customer and do not contain mandatory renewal obligations; our FPD customers are provided with service and support under utilization-based service arrangements, generally without contractual maintenance agreements; and our SD customers may, following the customary one year warranty, avail themselves of various service and support alternatives pursuant to which we provide time and materials support, as well as opportunities to upgrade and/or refurbish existing modules. In periods of reduced capital expenditures, our service revenues represent a larger percentage of our revenues. A change in business conditions could alter current customer purchasing plans and, as a result, our maintenance agreements may not be renewed or our customers may elect not to purchase time and materials based service and support. We may therefore not generate significant revenues and cash flow from product maintenance in future periods, which would impact our results of operations.

(d) We have incurred net losses in the past and we may not be profitable in the future.

Although we recorded net income of $56.8 million, $35.4 million, $40.0 million and $47.3 million for the years ended December 31, 2015, 2014, 2013 and 2011, respectively, we recorded a net loss of $45.6 million for the year ended December 31, 2012, and historically have also recorded net losses in certain prior years. Our ability to maintain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in, the industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses. We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce. In the future, we may again have to undertake cost reduction initiatives, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will continue to remain profitable or that we will not report losses in future periods.

(e) We have a substantial amount of indebtedness, which could adversely affect our financial condition, impact our ability to raise additional capital to fund our operations, limit our ability to pay dividends, adopt new repurchase programs or execute strategic initiatives and limit our ability to react to changes in the economy or the industries that we serve and prevent us from meeting our obligations under our indebtedness. In addition, because our indebtedness is variable rate debt, our interest expense would increase if interest rates rise. We also may not be able to generate sufficient cash to service all of our indebtedness.

On August 7, 2014, we borrowed $300.0 million pursuant to the Credit Agreement (as defined below), with JPMorgan Chase Bank, N.A. as administrative agent. As of December 31, 2015, we had $239.6 million of principal outstanding indebtedness under the Credit Agreement and our anticipated fiscal 2016 debt service payment obligations thereunder are $14.4 million of principal (consisting of scheduled amortization and the mandatory prepayment obligation related to the receipt of the final proceeds from the sale of the Thermal Products Business) and, based on the applicable interest rate at December 31, 2015, approximately $12.0 million in interest. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations or to raise capital on commercially reasonable terms could have a material adverse effect on our business, financial condition or results of operations.

Our substantial indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including the following: it may limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; it may make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with these obligations, including restrictive covenants and borrowing conditions, could result in triggering provisions allowing the lender to accelerate the repayment of the loans; it may require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements; it may limit our flexibility in planning for, or reacting to, changes in our operations or business; it may make us more vulnerable to downturns in our business or the economy; it may restrict us from making strategic acquisitions, introducing new technologies or realizing potential business opportunities; and it may, in conjunction with the financial and other restrictive covenants contained in the Credit Agreement, among other things, limit our ability to borrow additional funds or dispose of assets. Furthermore, we may incur more debt under the Credit Agreement, which could trigger or further exacerbate these risks.

The Credit Agreement also provides for certain limitations on our ability to sell assets, other than in the ordinary course of business. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to service all our debt obligations, which could lead to a material adverse effect on our business, financial condition or results of operations.

In addition, the interest rate on the borrowings under the Credit Agreement is variable. As a result, our interest expense would increase if interest rates rise. Fluctuations in LIBOR above 1% may increase our overall debt service obligation and could have a material adverse effect on our ability to service our debt obligations. An increase of 1% in the interest rate payable on our outstanding variable rate debt would increase our annual debt service requirements by approximately $2.4 million. Also, we may incur significantly more debt in excess of the amount borrowed as of December 31, 2015, which could intensify the risks described above.

(f) The Credit Agreement imposes significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition or results of operations.

The Credit Agreement contains various covenants that limit or prohibit our ability, among other things, to: incur or guarantee additional indebtedness; make certain loans, acquisitions or investments; sell certain assets, including shares of our subsidiaries; create or incur liens; consolidate, merge, sell, transfer or otherwise dispose of all or substantially all, or even certain parts, of our assets; and enter into certain transactions with our affiliates. In addition, we are subject to a minimum liquidity covenant that is tested monthly. If we do not comply with the covenants, including the minimum liquidity covenant, the lenders could declare due all amounts under the Credit Agreement, which would have a material adverse effect on our business, results of operations and financial position.

The minimum liquidity covenant and other affirmative and negative covenants contained in the Credit Agreement could limit our ability to plan for or react to industry conditions, meet our capital needs or otherwise restrict our activities or business plans; and may adversely affect our ability to finance our operations, enter into strategic initiatives, fund investments or engage in other business activities that might be in our interest.

Upon the occurrence of certain events, the lenders under the Credit Agreement could elect to declare due all amounts outstanding under the Credit Agreement. If we were unable to repay those amounts, the lenders under the Credit Agreement could proceed against any collateral granted to secure our obligations under the Credit Agreement, and such collateral constitutes substantially all of our assets. If the lenders under the Credit Agreement accelerate the repayment of borrowings, such acceleration would have a material adverse effect on our business, financial condition, results of operations and cash flow.

(g) Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful and may not be representative of our future performance.

The timing of revenue recognition for certain of our products may have a substantial effect on our periodic revenues and financial results. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. We are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses. In 2014, for example, we recorded an impairment charge of approximately $6.8 million related to the SPTS Acquisition. In addition, from the SPTS Closing Date, our amortization of intangible assets increased due to the SPTS Acquisition, and we anticipate that such amortization will be approximately $27.0 million in 2016. Accordingly, it may be difficult for investors to make period-to-period comparisons using our reported GAAP financial information.

In addition, due to the SPTS Acquisition, it may be difficult to compare both our historical and future results to our results for 2015 and 2014. The SPTS Acquisition was accounted for utilizing the purchase method of accounting, which resulted in new valuations for the assets and liabilities of SPTS to their fair values on August 7, 2014. In addition, we incurred $300.0 million of debt to finance a portion of the SPTS Acquisition, which resulted in increased interest expense compared with prior periods. Moreover, SPTS’s results are included in our consolidated results of operations as of August 7, 2014, and in 2015 our SD business represented approximately 35% of our revenues. In addition, in 2015, we sold the Thermal Products Business and recorded a gain from that transaction. Accordingly, our financial information for 2015 and 2014 may be of limited use in evaluating our current and historical performance and comparing it to prior periods.

(h) Our results of operations depend on our ability to manage our supply chain effectively. We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner. In addition, certain of our facilities may be subject to disruption.

Certain of the various key components and subassemblies included in some of our systems are purchased from a single or limited group of suppliers. Should any of these suppliers be unable to meet our requirements in a timely manner, or should we otherwise experience an interruption in supply from any of these sources, the possible resulting late deliveries of our products and services may have an adverse effect on our results of operations. While we seek to anticipate future increases in demand for our products, and communicate potential increases in a timely manner to suppliers, we may be unable to do so with accuracy. If our suppliers are unable to deliver key components or subassemblies to meet our production needs, whether as a result of an unanticipated increase in demand for our products or otherwise, our production process may be delayed causing us to be unable to meet all of our customers’ desired delivery dates. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays. In addition, were a major disruption (such as might be caused by factors including work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters) to occur at our offices or manufacturing facilities, or those of our key suppliers, we could not guarantee that alternate production capacity would be obtainable on favorable terms or at all. Such disruptions could result in loss of customers and revenues and, as a result, could adversely affect our business by causing substantial delays in our research and engineering efforts for the development of new products.

A sudden increase (or decrease) in demand for our products, as well as a lengthening (or shortening) of customer lead times, may also affect our manufacturing cycle and impose logistical constraints on our supply chain. In periods of greater demand for our products, we would be required to increase our production and delivery rate significantly. There can be no guarantee that we will, in the future, have the capacity necessary to ramp up production in order to meet increased orders without any delay. In addition, our manufacturing cycle involves significant fixed costs, including those with respect to labor. While we seek to maintain a variable cost structure across our supply chain infrastructure, cyclical fluctuations in demand for our products may result in periodic inefficiencies in our cost structure. Certain of our costs that are variable, such as procurement, may not decline proportionally with any increased purchasing of supplies by us, or may be increased beyond our expectations to meet customer timelines. While we have undertaken and expect to continue to implement initiatives to realign our infrastructure with revenue levels and business conditions, including initiatives to consolidate production facilities, expenses relating to the production, shipping and delivery of our products, which may involve facilities on more than one continent, remain a significant component of our overall cost of goods sold. Should we experience late deliveries of our products and services or be unsuccessful in implementing our infrastructure realignment or otherwise mitigating expenses associated with our global supply chain, our results of operations and reputation may be adversely affected.

(i) We face intense competition in our business, which may result in decreased sales of our products and services and/or in pricing pressures.

We are subject to competition from companies that either currently manufacture or are developing products directly in competition with our systems and products, including from some of our customers and their affiliates. Because some of our competitors are associated with certain of our customers, they have access to our products and technology which may make it easier for them to compete with us. For economic, internal administrative, regulatory or other business reasons, our customers may purchase PCB, FPD or SD products manufactured locally or in-house or by their affiliates, rather than by us, even if such products may be inferior in quality and/or higher in price (on an arms-length basis) than our products. Manufacturers in the industries that we serve compete on lead time, among other things, and should our competitors achieve a significant decrease in the time between initiation and execution of orders this could impact our operating results. In recent years we have experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material adverse effect on our results of operations.

(j) Our contracted orders for sales, or backlog, of certain of our products are subject to delay, cancellation or non-acceptance by customers.

As of December 31, 2015, we had a backlog of approximately $152.0 million, consisting of orders for our products for which written authorizations have been accepted and assigned shipment dates are expected within three to twelve months of such date. We do not include maintenance revenues in our determination of orders for this purpose. Generally, such orders represent a substantial portion of revenue from our sales of FPD and SD products in a twelve month period, and we expect to realize as revenue a substantial portion of these orders in 2016. However, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in some manufacturing processes entail relatively long lead times, a customer cancellation may require us to record inventory write-downs. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of the level of orders during any particular period could have a material adverse effect on our business, results of operations and financial condition.

(k) Substantially all of our revenue is derived from sales to companies located outside Israel, most of which are in the Far East, and a significant portion of our operations are conducted outside Israel, each of which exposes us to political, economic and other uncertainties.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for a substantial part of our revenues. In 2015, approximately 74% of our revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 31% from sales in China, 24% from sales in Taiwan, 7% from sales in Korea and 6% from sales in Japan. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls, regulations, sanctions and local standards, including the need to comply with stringent and evolving technology and environmental protection laws and regulations, a wide variety of foreign and domestic import/export laws, customs and excises and foreign labor laws; the imposition of new and additional commercial terms by foreign customers, which can have the effect of increasing our exposure to operational, customs and foreign currency risks; political, economic and legal instability, including an increased amount of foreign government involvement in, and oversight of, our operations; trade restrictions, including as a result of sanctions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage these and other regulatory, economic, social and political risks inherent in international business effectively. Failure to comply with these applicable laws and regulations or to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

The risks and complexities outlined above may also prove to be particularly acute in China, where we have deployed substantial resources in order to expand our capabilities, including by establishing relationships with local Chinese manufacturers. The economy of China differs from the economies of most developed countries in many respects, including the amount of governmental involvement, advantages of local partners, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government also exercises significant control over the country’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Such government initiatives may inhibit our efforts to expand our business in China, or otherwise adversely affect our financial results and results of operations. Further, there is current uncertainty about future growth in China.

(l) Our FPD and SD businesses are each dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition and results of operations.

In the year ended December 31, 2015, approximately 67% of our total FPD revenues were derived from our five largest FPD customers and approximately 45% of our total SD revenues were derived from our four largest SD customers. The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s displays; and we market and sell our AOI, test and repair systems for FPDs to virtually all of the world’s display manufacturers. We cannot assure you that any of our FPD or SD customers, including customers that have in the past accounted for a substantial portion of these respective revenues, will continue to contribute significantly to our total FPD and SD revenues in future periods. A significant reduction in purchases from us by any major customer could have a material adverse effect on our financial condition, results of operations and cash flow. In addition, the concentration of our FPD customer base means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, our revenues, profitability and financial condition could be materially and adversely affected. See also Risk Factor (w) with respect to the Korean Matter.

(m) We may not be able to develop new products or respond to technological changes in a timely manner, which could reduce our ability to compete effectively.

Our products are used to manufacture goods in consumer end markets that are characterized by rapidly changing technologies and frequent new product introductions. We believe that our future success will depend, in part, on our ability to develop new products and introduce them in a timely manner. We expect our competitors in all product lines to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. In addition, these or other companies may in the future offer a range of products that is broader and more comprehensive than ours. Although we attempt to maintain and strengthen our competitive position through our policy of substantial investment in research, development, marketing, operations, customer support and identifying new business opportunities, we may not be able to continue to make such investments, particularly in challenging global economic conditions. In addition, certain of our competitors are, or may be affiliated with, companies that are larger than Orbotech in terms of their operations and/or balance sheet, enabling them to invest a greater amount of resources, on both a relative and absolute basis, in research and development. In the future, we may not be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet the rapid change in manufacturing technologies required in the industries in which we operate. Any such failure could lead to deterioration in our competitive position.

(n) We have experienced, and may continue to experience, losses on inventories.

Frequent new product introductions in the electronics industry can result in the obsolescence of existing manufacturing processes, which may in turn make our offerings outdated or obsolete. This can result in a decrease in the stated value of our inventory since inventory is valued at the lower of cost or market value. The life cycles of our products are affected by the life cycles of the consumer electronic products that are manufactured utilizing our product offerings. The life cycles of these consumer end-products vary based upon a number of factors, but in some cases can be relatively short. While we monitor our production and inventory levels closely, inventory may nonetheless become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes employed by our customers. During past periods of economic slowdown or rapid technological improvement this has resulted, and may result in the future, in charges for inventory write-downs.

(o) Our current research and development efforts may not lead to significant revenues for several years nor may we be able to recover research and development expenditures.

Developing innovative product solutions, which is a key component of our growth strategy, is expensive, and our investment in product development may entail a long payback cycle, particularly as we focus increasingly on long-term projects. In 2015 and 2014, net research and development expenses were $103.9 million, or approximately 13.8% of our total revenues and $88.7 million, or approximately 15.2% of our total revenues, respectively. Our future plans include consistent, significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

In addition, the first company to introduce an innovative product in one of our key industries that meets an identified customer need will often have a significant advantage over offerings of other companies with competitive products in that industry. Accordingly, we may make significant capital investments in technology and manufacturing capacity in anticipation of future business, often without commitment from our customers to purchase products manufactured as a result of these investments. Although we endeavor to time our development projects to deliver hardware or processes that intercept an industry need, such timing is based on management estimates that, in turn, reflect inputs from customers, analysts, industry consortia and conferences. The actual timing of such projects may differ materially because of unforeseen events such as industry downturns, higher than expected costs, improved performance of the incumbent product, or yield or performance drop at some unrelated point in the manufacturing line; accordingly, our ability to realize a return on our research and development investment and the timing thereof is uncertain.

(p) Making acquisitions, forming joint ventures, divesting non-core businesses, undertaking stand-alone corporate financing transactions and other types of strategic initiatives have been and are expected to continue to be an important element of our strategy, but we may not find suitable opportunities and we may not be able successfully to manage such initiatives in the future.

As part of our corporate strategy, we regularly evaluate strategic initiatives, including acquisitions, joint ventures and investments. We seek to complement our product offerings and divestitures to streamline our operations, pursue additional technologies and diversify into adjacent industries. In addition, we evaluate other types of strategic initiatives to enhance value, such as corporate financing alternatives in the form of, among others, debt, equity and equity-linked capital raising. Risks associated with these activities include: assessing accurately the value, strengths, weaknesses, contingent, unexpected and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings, cross-selling and other benefits; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations and personnel and customer retention; accounting issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. We may finance these strategic initiatives with debt, equity or equity-linked financings and such amounts and/or dilution may be significant. In addition, we may undertake stand-alone corporate financing activities, including debt, equity and equity-linked capital raising. Such amounts and/or dilution may be significant. Furthermore, we may be restricted from entering into certain acquisitions, joint ventures, investments and other types of strategic initiatives due to limitations placed upon us under the Credit Agreement. For more information about the Credit Agreement, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. Although we selectively pursue strategic opportunities, some or all of these transactions may not be announced in the foreseeable future, or at all, and they may not be consummated even following announcement. The costs incurred in evaluating and consummating strategic transactions could result in incurring expenses and losses even if any announced transaction may ultimately be beneficial. Furthermore, the emergence of one or more material liabilities of an acquired business previously unknown to us may have a material adverse effect on our business, results of operations and financial condition.

(q) Because we have substantial international operations, our business and results of operations may be adversely affected by currency fluctuations.

In 2015, 2014 and 2013, approximately 22%, 28% and 31%, respectively, of our revenues, and approximately 50%, 49% and 45%, respectively, of our expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. We are primarily exposed to the NIS, the Pound Sterling (the “GBP”), the Japanese Yen, the Korean Won, the Euro, the Taiwanese dollar and the Chinese Renminbi. See Item 11 - Quantitative and Qualitative Disclosures About Market Risk for further information. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(r) Deterioration of political, economic and security conditions in Israel may adversely affect our profitability; and our operations may be negatively affected by the obligations of our personnel to perform military service.

We are incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Thus, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by ongoing violence, also varying in its degree of severity. During the winter of 2008-2009, the autumn of 2012 and the summer of 2014, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including in Yavne, where our headquarters and principal research and development and production facilities are located, and negatively affected business conditions in Israel. In addition, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Some of our male employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces. In addition, many such employees are subject to being called to active military duty in emergency circumstances. In response to increased hostilities, there have been periods of significant recruitment of military reservists, and it is possible that there will be additional recruitments in the future. No assessment can be made of the full impact of such matters on us in the future, particularly if emergency circumstances occur, or the effect on us of any expansion of these obligations. Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not have a material effect in the future.

(s) We obtain substantial benefits by operating in Israel and Wales, but these benefits may not continue or in the future may be limited or restricted.

We benefit from certain Israeli Government programs and tax legislation, particularly regarding our production facilities in Israel. Pursuant to these programs and legislation, a portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled, resulting in higher effective tax rates, and we may be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”), or be subject to other monetary penalty. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, which could also have the effect of increasing our effective tax rate. In addition, we benefit from a Government of Israel program under which we receive grants from the Office of the Chief Scientist at the Ministry of Economy and Industry of the State of Israel (the “OCS”) for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain know-how and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

Israeli Government consent is required to manufacture products developed with OCS participation outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. The receipt of such consent may involve payment by us of substantial amounts which could impact our results of operations. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, they may increase the cost of, or prevent us from engaging in, transactions with our affiliates or customers outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

Our SD business is operated through SPTS, which is located in Newport, Wales. To encourage the development of the economy of Wales, the Welsh Government offers certain grant funding and match funding to companies located in Wales to assist projects to be undertaken and/or to safeguard employment. SPTS currently benefits, and has in the past benefitted, from the availability of such grant funding, the terms of some of which include provisions requiring SPTS to remain located within Wales, to create, safeguard and maintain a certain number of employment positions in, and to exploit technologies developed from, Wales.

These programs and funding may be terminated in the future or the available benefits may be reduced or impacted should, including, among other possible circumstances, SPTS become ineligible to receive such funding by failing to meet the grant funding conditions. In such event, the full costs of any such research and development projects would need to be undertaken and borne by SPTS, and SPTS may be required to repay grant awards that it has previously received.

(t) Our future success depends in part on our ability to attract and retain highly qualified staff.

Our success depends, in significant part, upon our continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Our personnel are instrumental to our ability to develop increasingly advanced product solutions, market those products and provide ongoing support and service to our customers worldwide. The competition for qualified personnel, particularly among computer software programmers and hardware engineers, has always been, and remains, a challenge. In addition, part of the way in which we remunerate our senior managerial, scientific, technical, sales and marketing staff is through the grant of equity awards. The issuance of these awards will dilute the ownership of existing shareholders and may cause the price of our Ordinary Shares to decline. As we issue equity awards, we use availability under our existing equity remuneration plans and, when availability is low, we will need to seek shareholder approval to increase availability thereunder. We cannot assure you that we will receive shareholder approval to increase the availability of shares under our existing or new equity remuneration plans, and our ability to grant equity awards in the future may therefore be limited. Furthermore, demographic trends, a lack of appropriately qualified and skilled employees, financial market conditions and future business decisions of both us and our competitors may all operate in a manner detrimental to our ability to attract and retain key personnel. If we are unable to attract and retain highly qualified employees to meet our needs in the future, our business and results of operations could be adversely affected.

(u) Our future success depends in part on our ability to maintain the proprietary nature of our technology.

Our future success and competitive position are dependent, in significant part, on our proprietary technology. We protect our intellectual property through patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with our employees, subcontractors and potential business associates. However, we may not be able successfully to protect our technology or deter infringement of our intellectual property rights or unauthorized copying by third parties or prevent breach of our non-disclosure agreements, particularly in circumstances where we may expand or transfer our research and development or manufacturing activities to additional jurisdictions, especially in the Far East. In addition, our patents and other intellectual property may not prevent competitors from developing independently products and services similar to or duplicative of ours, nor can there be any assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will deter adequately misappropriation or improper use of our technology. Patents that we own or license will eventually expire, could be invalidated or challenged or could be insufficient to protect our intellectual property rights in certain countries. Our pending or future patent applications may not be issued with the scope of claims sought by us, if at all. Patent coverage may not be extended to all countries sought, and effective copyright, trade secret and other intellectual property protection may be unavailable or limited in certain countries. The degree of future protection for our proprietary technology is uncertain because legal means afford only limited protection and may not adequately protect our rights or keep our competitive advantage. For example, other companies may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents or other proprietary rights held by us. Other companies may gain unauthorized access to our technology in situations where we test our products at customer sites with co-operation from our customers. An inability to protect our intellectual property could have a material adverse effect on our business and operating results. See also Risk Factor (v).

(v) If we or our customers are prosecuted or sued for infringing intellectual property rights or misusing intellectual property of third parties, litigation could be costly and time consuming and an unfavorable outcome may adversely affect our business, operating results, financial condition and reputation.

As is characteristic of the industries in which we operate, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us (or by our customers who use our products) with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. We and our customers may also be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities, particularly in China. Our customers may also be sued by third parties for using our products if those third parties believe that our products infringe on intellectual property rights. In some cases, we may be required or may choose to indemnify our customers for the cost of any such claim, and have chosen to do so with respect to some such cases in the past. For example, in China, one of our competitors copied certain of our technologies and PCB AOI systems and proceeded to register utility model patents in China on certain components thereof. This competitor subsequently filed a lawsuit against one of our Chinese customers claiming that some of our PCB AOI systems being used by the customer infringe one of these utility model patents and prevailed in the first instance and on appeal. The customer has indicated that it intends to seek Supreme Court approval to file a further appeal. While we believe that this matter, even if finally adjudicated against the customer, will not have a material adverse effect on us, there can be no assurance that other litigation will not be initiated in the future with respect to this or other utility model patents in China or that such cases, if resolved against us or our customers, will not have a material adverse effect on us. For more information, see Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings.

These types of claims could harm our customer relationships. Any infringement, legal proceedings or claims, whether or not meritorious, could result in costly litigation or arbitration, divert the attention of technical and management personnel, give rise to indemnification claims, harm our customer relationships and inhibit our ability to sell our products and provide our services. Any adverse outcome in litigation alleging infringement or misuse could require us to develop non-infringing or other technology, pay damages or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms or develop new technology, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. If we are not able to resolve or settle legal proceedings or claims favorably, or in the event of any adverse findings against us or any of our current or former employees, our business, results of operations and financial condition could be materially and adversely affected and we may suffer harm to our reputation.

(w) Although our Korean subsidiary and certain of its employees were acquitted by the Korean court of first instance and an appeals panel, our Korean subsidiary and six of its employees are still subject to ongoing criminal prosecution in Korea and we and certain of our employees remain under investigation in Korea. This matter has adversely impacted our FPD business in Korea and harmed our reputation and may continue to do so.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential customer information in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea (the “Korean Matter”). In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the Seoul Court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the Seoul Court. The prosecutor appealed the Seoul Court’s decision with respect to all the defendants on the grounds that its decision contained errors of fact, errors of law and an unjust sentence. The employee of Orbotech Ltd.’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the Seoul Court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all of the appeals and re-affirmed the trial court’s decision. Following this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. Our Korean subsidiary and its employees did not appeal the appellate panel’s decision.

Our involvement in the Korean Matter has been and is expected to continue to be distracting to our corporate management and our technical personnel in Korea. Taking into account insurance participation, in

2015 we recorded an expense of less than $25,000, compared with an expense of $0.5 million recorded in 2014. We anticipate that we will continue to incur associated expenses throughout the appeal and investigation. The Korean Matter is expected to extend through at least the first half of 2016, but the timing and results are subject to uncertainty. The investigation by the prosecutor into the actions of Orbotech and our employees outside of Korea is ongoing and the timing or outcome of such investigation cannot be predicted. Adverse outcomes in this litigation or investigation may result in monetary penalties against our Korean subsidiary of up to 1.50 billion Korean Won (approximately $1.27 million at the exchange rate in effect on January 31, 2016 of Korean Won 1,178 = $1.00), and in fines against its employees, which may also be paid by us under certain circumstances. We have not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because we cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. In addition, because the Korean Matter and investigation are ongoing, we and our employees could be subject to new criminal charges and additional monetary fines, and be subject to the imposition of changes in the way we conduct our business in Korea or elsewhere, which may make it more expensive for us to make, sell and service our products. This litigation negatively impacted FPD sales in Korea in the years 2015, 2014 and 2013, particularly to one of the large manufacturers located in that country. The Korean Matter and investigation have harmed our reputation and, although we have taken steps to review and implement improvements to our approach to safeguarding customer information, we may not be able fully to repair the damage with our existing customers.

In the litigation, some of our customers are co-operating with and providing evidence for the prosecution. In the future, we and our Korean subsidiary could also become subject to civil actions brought by third parties, including these or other customers. Any civil litigation would increase the risks described above and may result in monetary judgments, settlements, requirements for us to change our business model and loss of business. Any new litigation could also harm our reputation.

For more information about the Korean Matter, see Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings.

(x) Changes in accounting standards or practices or in our effective tax rates can have a significant effect on our reported results.

We prepare our financial statements to conform to U.S. GAAP. From time to time, recognized authoritative bodies, including the Financial Accounting Standards Board of the United States and the SEC, issue new and/or revised accounting standards or guidance. Changes to existing standards or the questioning of current practices may adversely or significantly affect the way in which we record and report our operating results, cash flow and financial position.

In addition, our effective tax rate is influenced by a number of factors, including shifts in the mix of pre-tax profits and losses by tax jurisdiction, our ability to use tax credits, changes in tax laws or related interpretations in the jurisdictions in which we operate and tax assessments resulting from income tax audits. We are routinely subject to tax audits in various jurisdictions. Although we regularly assess the likely outcomes of such audits in order to determine the appropriateness of our tax provisions, there can be no assurance that we will predict the outcomes of these audits with accuracy, and the actual outcomes of these audits could have a material impact on our net income or financial condition.

There can be no assurance that a reduction in net income and earnings per share (or an increase in net loss or loss per share) arising from the adoption of certain financial accounting standards or from changes in our effective tax rates in the future will not adversely affect our results of operations, cash flow or financial position, the market price of the Ordinary Shares or the cost to us of raising capital.

(y) Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions and considered judgment is required by us in determining our provisions for income taxes. In the course of tax audits, to which we are also subject in many jurisdictions, our interpretation of applicable tax legislation could be challenged by the relevant taxation authorities, which may disagree with, and subsequently contest, the amount of income claimed to be taxed in such jurisdictions. Although we believe our estimates to be reasonable, the ultimate outcome of such audits, and of any related litigation, could differ from our provisions for taxes, which may have a material adverse effect on our consolidated financial statements.

(z) We have been and may in the future be subject to adverse claims from our employees, customers and their employees as a result of the complex nature of some of our products.

Some of our products are complex machines that have been manufactured in many locations that require appropriate identification, procedures and care to be taken in their importation, handling, installation and use. As a result, we have faced in the past, currently face, and may face in the future, exposure relating to incidents involving their improper identification, handling, installation or use, including criminal investigations or civil actions which may entail disputes with our customers, criminal penalties and/or substantial damages awards against us. An unfavorable outcome in litigation or other proceeding with respect to any such matters may damage our relationship with our customers, and cause our profitability, business, financial condition and reputation to decline.

(aa) Cyber security and privacy considerations could impact our business.

Our products, services, and systems may affect critical third party operations or involve the storage, processing and transmission of proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches of security could expose us, our customers or others to risks of loss, including the misuse of information or systems, resulting in litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation. In addition, the cost and operational consequences of implementing further data protection measures is expected to increase and such increases may be significant. Also, we could be negatively impacted by existing and proposed laws and regulations related to privacy and data protection.

(bb) The large amount of intangible assets and goodwill recorded on our balance sheet may continue to lead to significant impairment charges in the future.

The amount of goodwill and intangible assets on our consolidated balance sheet increased significantly in 2014 as a result of the SPTS Acquisition, and may increase further following future acquisitions. We regularly review our long-lived assets, including intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. For example, in 2012, we recorded intangible assets impairment charges of $30.1 million. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

(cc) Compliance with conflict mineral disclosure requirements will create additional compliance cost and may create reputational challenges.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals. These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We have filed our conflict minerals reports in a timely manner. We may face commercial and reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products, if any.

Item 4.	Information on the Company

4.A History and Development of the Company

(a) Corporate History

Orbotech Ltd. was incorporated in Israel, as a company limited by shares, on February 8, 1981 under the name ‘Optrotech Ltd.’ pursuant to the provisions of the then current Israeli Companies Ordinance. The legislative framework within which Orbotech Ltd. and its Israeli subsidiaries now operate is the Israeli Companies Law, 1999, as amended (the “Companies Law”), which originally became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the “Companies Ordinance”). The Ordinary Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and are traded under the symbol ORBK.

Effective as of October 27, 1992, the Company acquired all the ordinary shares of Orbot Systems Ltd. (“Orbot”), a private Israeli company which was engaged primarily in the design, development, manufacture and marketing of AOI systems for use in the manufacture of PCBs, and subsequently merged with Orbot, with Orbotech Ltd. as the surviving entity (the “Merger”). In connection with the Merger, the Company changed its name to Orbotech Ltd. on October 27, 1992. The Merger was approved by the Tel Aviv-Jaffa District Court effective as of January 1, 1993.

(b) Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and servicing of AOI systems and imaging solutions for use in the manufacture of PCBs, and since the Merger the Company has been a leader in providing such systems. Since 1991, the Company has also been engaged, and subsequently became a leader, in the design, development, manufacture, marketing and servicing of AOI systems for use in the manufacture of FPDs.

Over the course of its history, the Company has undertaken a number of major capital transactions, and has engaged consistently in ongoing, internally-developed projects, that have culminated in its current business. Through Orbograph, it has, since 1995, developed and marketed character recognition solutions to banks, financial and other payment processing institutions and, since 2011, been engaged in the business of healthcare payment automation solutions and related forms processing. For further information on character recognition and healthcare payment automation solutions, see Business Overview - Our Applications and Products - Recognition Solutions.

In 1996, the Company established a joint venture for the development of laser-based direct imaging technologies and, during 2000, acquired all of the interest in that joint venture. In 1998, Orbotech Ltd. entered into an agreement with Mentor Graphics Development Services (Israel) Ltd. (“Mentor”) (then called Valor Computerized Systems Ltd.), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications owned equally by Orbotech Ltd. and Mentor and which combines their respective former CAM operations. In 2007, the Company acquired all of the outstanding shares of New System s.r.l. (“New System”), a privately-held Italian company engaged in the design, development, manufacture and marketing of PCB inkjet legend digital printers. For further information on AOI, AOR, DI technologies, CAM and digital printers, see Business Overview - Our Applications and Products - Our PCB Applications and Products.

In 1999, the Company acquired all of the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. In 2008, the Company acquired all of the outstanding shares of PDI, a leading provider of test and repair systems for the FPD industry, and has since also been a leader in the design, development, manufacture, marketing and servicing of test and repair systems for use in the manufacture of FPDs. For further information on AOI, test and repair systems for FPDs, see Business Overview - Our Applications and Products - Our FPD Applications and Products.

As part of the PDI Acquisition, the Company acquired an interest in certain research and development activity in the crystalline silicon photovoltaic manufacturing processes for the solar energy industry. In 2009, OLTS was established as a limited liability company for the purpose of pursuing the Company’s interest in this project. OLTS is held jointly by the Company and the two developers of the technology. For further information on crystalline silicon photovoltaic manufacturing processes for the solar energy industry, see Business Overview - Our Applications and Products - Solar Photovoltaic Manufacturing.

In 2014, the Company acquired all of the outstanding shares of SPTS, which designs, develops, manufactures, sells and supports industry leading etch, PVD and CVD equipment and solutions. The primary end market applications of its equipment include Advanced Packaging, MEMS, power, RF and HBLED devices which are used in a variety of consumer products including smartphones, automobiles, white goods and biomedical devices. In June, 2015, the Company divested the Thermal Products Business. The sale price was based on a valuation of approximately $28 million, comprised of $22 million in cash plus approximately $6 million in accounts receivable. Approximately half of the sale proceeds was paid on completion and the balance is scheduled to be paid in June 2016, without any performance conditions. For further information on Advanced Packaging and MEMS, see Business Overview - Our SD Applications and Products.

(c) Recent Major Capital Expenditures

Other than capital expenditures of the types and consistent with the amounts described below, there are no significant capital expenditures in progress by the Company.

During the period from January 1, 2015 to December 31, 2015, the Company’s non-acquisition related capital expenditures totaled approximately $19.3 million (compared to $12.5 million during 2014 and $13.0 million during 2013), of which approximately $8.5 million (compared to $6.5 million during 2014 and $5.6 million during 2013) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $10.8 million (compared to $6.0 million during 2014 and $7.4 million during 2013) was expended upon various facilities of the Company’s subsidiaries outside Israel.

All of the above non-acquisition related capital expenditures were paid from internally generated funds. These amounts do not include non-acquisition related capital expenditures by entities acquired by the Company prior to their acquisition dates.

(d) Miscellaneous

The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company’s postal address and its telephone and facsimile numbers at that facility are P. O. Box 215, Yavne 8110101, Israel, +972-8-9423533 and +972-8-9438769, respectively. The Company’s internet address is: www.orbotech.com (the “Corporate Website”), where its annual reports on Form 20-F, current reports on Form 6-K and certain other SEC filings made by, or which are relevant to, the Company may be accessed through the ‘SEC Filings’ hyperlink contained in the ‘Investors’ section. The Corporate Website is not incorporated by reference in this Annual Report and is included as an inactive textual reference only.

The Company’s agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821; attention: Margaret Duncan.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal year.

4.B Business Overview

(a) General

Company Overview

We are a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. The Company transforms the electronics industry by improving the cost effectiveness of existing and future electronics manufacturing processes and enabling the production of next generation electronic products.

For over 30 years, we have built our global installed base of systems at customers that include leading PCB manufacturers, virtually all FPD manufacturers and multiple customers at independent semiconductor and microelectronic device manufacturers, foundries and outsourced semiconductor assembly and test (“OSAT”) manufacturers, for whom our solutions are designed to optimize production yields, improve throughput and increase production process cost effectiveness.

We offer technologically advanced, end-to-end yield-enhancing and process-enabling solutions to address various manufacturing stages of PCBs, FPDs, SDs and other electronic components. Our products include AOI, AOR, DI, digital printing, laser drilling, laser plotters, CAM and engineering solutions for PCB and additional adjacent electronics component manufacturing, as well as AOI, test, repair and process monitoring systems for FPD manufacturing and Etch, PVD and CVD solutions for SD manufacturing. We also develop and market products for the deposition of thin film coating on crystalline silicon photovoltaic wafers for solar energy panels. In addition, we develop and market character recognition solutions and services, primarily to banks, financial and other payment processing institutions, for use in check and healthcare payment processing. Approximately 34%, 27%, 35%, 2% and 2% of our 2015 revenues was derived from the sale of products and services in our PCB, FPD, SD, solar energy and character recognition businesses, respectively.

Consumer end markets have been experiencing a fundamental shift in technology complexity, driven primarily by the proliferation of high-end mobile devices (such as smartphones, tablets and wearable devices) and automotive devices, as well as by the demand for large area FPDs such as large-size LCD televisions. The fast-paced growth of IoT services is expected to continue to further accelerate this shift as more devices become connected and dependent upon other electronic devices. This shift has emphasized the importance of production quality because production is more challenging and there are increased costs of lower yields compared to less technologically advanced devices.

We sell our solutions to PCB manufacturers globally and, as of December 31, 2015, we had an installed base (excluding CAM and engineering solutions designed and developed by Frontline) of approximately 12,800 PCB systems. Our FPD customers include the major display manufacturers and, as of December 31, 2015, we had an installed base of approximately 1,700 FPD systems. Our SD customers include SD manufacturers, foundries and OSAT providers and, as of December 31, 2015, we had an installed base of approximately 2,300 SD systems.

Our customers are able enter into various service and maintenance arrangements to take effect after the expiration of the applicable product warranty period. These include fixed service and maintenance agreements, as well as utilization-based service arrangements, pursuant to which we may provide time and materials support through project managers, process engineering, man-on-site, on-call arrangements or otherwise. In addition, customers may purchase upgrades and/or refurbishment services from us. We believe that our proximity to our customers, together with our large installed base of products and ongoing service arrangements, enables us to understand and address our customers’ rapidly changing technological and capacity needs. Approximately 29% of our 2015 revenues was derived from the service and support of our installed base of products.

We have long maintained our leadership position, with a specific focus on the high-end industry segments. We believe that we have, for over 30 years, consistently been at the forefront of most key technological cycles in the industries served by our products by continually investing in research and development and by working with our customers to understand their current and anticipated technological requirements. As of December 31, 2015, our intellectual property portfolio consisted of approximately 1,061 patents and patent applications worldwide. Our yield-enhancing and process-enabling solutions are designed to increase our customers’ production yields and reduce their costs.

We have also established a strong global footprint, which enables us to be close to our key customers to provide them with ongoing services and support. Through these services and our in-person contacts with our customers, we believe that we are able to hone our understanding of our customers’ current and future production requirements. We are then able to design solutions optimized to their needs and that are becoming an increasingly important part of their product design and manufacturing processes.

Industry Trends

Current trends in smart mobile devices, automotive electronics, flexible applications and devices, wearable devices, high-performance computing, televisions and the IoT are expected to drive the need for production, inspection, test and repair solutions that are able to address the cutting edge technology embedded in these types of electronic products. We believe that strong growth in key consumer end markets will drive the need for more advanced manufacturing combined with yield-enhancement capabilities to contain costs and that this need will lead manufacturers to make significant capital investments over time. We believe that the potential key growth elements are:

•	increased and new demand for smart mobile devices such as smartphones, tablets and other mobile connected devices that require complex and high performance components;

•	increased and new demand for high definition, larger size televisions and smart mobile devices such as smartphones, tablets and other mobile connected devices, requiring new flat and flexible displays with more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, automotive, government and industrial applications; and

•	increased and new demand for slimmer, lower weight, mobile and wearable devices with greater functionality condensed into smaller physical spaces (or form factors).

While manufacturers of PCBs, FPDs, SDs and other electronic components create different products for diverse end-markets, they share similar production challenges in an increasingly competitive environment. They continuously seek to increase yields and enhance the efficiency of their manufacturing processes, including by improving their manufacturing, inspection, testing and repair capabilities.

In addition, with the IoT expected to be a key growth driver in the near term, we believe that this trend will create new opportunities for SDs, particularly in MEMS applications. Since our systems and solutions impact the production of virtually all electronic devices on a global basis, the growth of the IoT and the increased connectivity and communication expected to be generated throughout the electronics industry will trigger and drive growth in our Production Solutions for the Electronics Industry segment.

Printed Circuit Boards

Due to the proliferation of smartphones, tablets and other mobile devices, our customers have faced increased demand for more complex, multilayer and high density, as well as flexible PCBs. For such complex boards, production yield drops dramatically as the number of likely defects increases, due ultimately to the increased sophistication, miniaturization and quality of these consumer end products.

The success of smaller and more sophisticated electronic devices, such as smartphones and tablets, as well as the progressive deployment of increasingly sophisticated PCBs for use in automotive applications, have been key elements in this growth over recent years, and are projected to drive growth in the future as well.

The Company has also adapted certain of its existing PCB products for use by manufacturers of other electronic components, including manufacturers of touch screen modules, integrated circuit assemblers and ceramic-based substrate applications.

Flat Panel Displays

The demand for high definition, ultra high definition and zero defect televisions and mobile devices requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs and organic light-emitting diode (“OLED”) displays poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD and OLED inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD and OLED manufacturers have been utilizing high resolution for new complex displays.

Flexible displays based on active matrix OLED are expected to be an important driver in the future growth of the FPD industry. While the Company’s FPD solutions have traditionally been utilized for the array backplane, the flexible applications manufacturing process requires additional inspection, test and repair points throughout the production line.

A significant portion of global FPD manufacturing has migrated to China. We have an established commitment to the region, with almost two decades of operating history in China, where we maintain an extensive infrastructure comprised of a large installed base, a widespread customer support network and strong relationships with local manufacturers in the region.

Our broad range of advanced and integrated inspection, test and repair technologies, applications insights and manufacturing capabilities provides our customers with differentiated, and what we believe in some cases to be ‘must have’, solutions that serve their critical requirements. The advent of technologies such as OLED and 4K have driven, and they, as well as possible future 8K technologies, may be expected to continue to drive, the need for yield-enhancement. This, coupled with increased inspection and testing, will require greater initial stage investment by manufacturers, thus creating a growth opportunity for which we are well-positioned. We estimate that in a typical FPD fabrication plant, costing between $2 and $5 billion and taking about a year to construct, approximately 2.5% of the construction costs are allocated to yield-enhancement products of the type we sell.

Semiconductor Devices

Advanced consumer products continue to progress towards greater functionality packed into smaller volumes, driving further miniaturization of the semiconductor devices that enable them. New technologies in this field are also driven by a persistent impetus to lower costs. For example, in 2015 Fan-Out Wafer Level Packaging (“FOWLP”) was one of the fastest growing packaging platforms in the industry, since it allows for both miniaturization and lower costs for many mid-end devices used in products such as smartphones.

By contrast, for some of the highest bandwidth devices, other new technologies, such as 2.5 and 3D packages that employ Through Silicon Vias (“TSV”s), are gaining prominence.

Our equipment is used in both these segments, and many others, such as PVD for FOWLP and etch and thin film deposition equipment for TSVs.

Another relatively new technology is plasma dicing. For manufacturers of very high volume small parts such as radio-frequency identification (RFIDs), plasma dicing offers up to 80% more die per wafer, thus enhancing productivity and avoiding the need for die shrink. Other customers are seeking to use the low damage nature of the plasma dicing process to reduce Si thickness and therefore package height. Both these trends are creating initial demand for our plasma dicing solutions.

Similar demand for our solutions, in particular etch solutions, is created by the growing use of MEMS in products such as smartphones and automobiles. Certain newer devices (known a ‘PiezoMEMS’) that are considered superior to traditional capacitance MEMS require deposition of a special material, aluminium nitride, during their manufacture, which is achieved using PVD systems such as ours.

The high growth rate of RF devices is driven by smartphone growth and use of multiple frequencies, as well as by the rapidly expanding field of IoT. Our broad range of etch, PVD and CVD equipment provides our customers with differentiated, and what we believe in some cases to be ‘must have’, solutions that serve critical requirements in these areas.

Reportable Segments

As of December 31, 2015, the Company had three reportable segments: Production Solutions for the Electronics Industry, which, in 2015, accounted for approximately 96% of the Company’s revenues; Solar Energy, which, in 2015, accounted for approximately 2% of the Company’s revenues; and Recognition Software, which, in 2015, accounted for approximately 2% of the Company’s revenues. Our Production Solutions for the Electronics Industry segment includes our PCB, FPD, and SD businesses because they share certain fundamental and long-term economic characteristics and therefore qualify for aggregation. See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

(b) Strengths and Strategies

We consider our key competitive strengths to include:

Leadership position. We are an established industry leader in providing production solutions and yield-enhancement for the manufacturing of PCBs, FPDs, MEMS and Advanced Packaging. Our industry-leading position is further driven by rapid growth in the high-end elements of the electronics industry, where we continue to focus our efforts. Given the embedded nature of our solutions in the manufacturing of our customers’ products, we believe that our advanced technology, high performance, broad solutions portfolio and global footprint, as well as the lack of other available end-to-end solutions, provide us with a strong competitive advantage.

Large installed base. We have a large installed based in all of our key products. This large and growing installed base of products provides us with a stable source of revenue from services we provide to our customers. These services also allow us to enhance our customer relationships and provide us with an opportunity to understand our customers’ existing and anticipated technological and capacity needs on a real-time basis.

Technological innovation. For over 30 years, we have consistently been first to market in most key technological cycles by continually investing in research and development. A large portion of our 2015 annual revenues from product sales was derived from products and/or models introduced in the previous two to three years, which we believe reflects the success of our ongoing efforts to innovate. In 2015, we continued our trend of technological innovation by releasing such products as our new DI solutions for solder mask applications, the Diamond™ 8 and the NuvogoTM 1000, as well as our new test solution for small to mid sized displays, the Accelon. These technologies allow us to offer highly differentiated, superior performing solutions. Our technological creativity enables us to sustain our strong competitive position and remain at the forefront of each industry we serve.

Industry-leading solution portfolio. We believe that our broad solution portfolio is unmatched in terms of performance, technical capability, defect detection, accuracy, speed and quality assurance, allowing for increased production yields and significant cost-savings. The extensive range of solutions that we offer for PCB, FPD, MEMS, Advanced Packaging, power and RF devices enables us to offer a strong and diversified portfolio for the electronics industry. Our exposure to multiple touch-points in the electronics value chain provides multiple opportunities for growth.

Global presence with strong foothold in attractive industries. We have established a strong global footprint with a solid customer base, which includes most PCB and virtually all FPD manufacturers, the top five Advanced Packaging OSATs as well as industry leaders in MEMS, power and RF devices. Our global organizational infrastructure includes local management, strong customer service support, sales, operations and engineering, particularly in the Asia Pacific region, and enables us to maintain ongoing contact with our key customers.

Strong management team. We are led by experienced executive management, which we believe has the knowledge and understanding necessary to execute our strategy effectively and to advance our product and technology leadership. Members of our senior management possess, on average, over two decades of industry experience, including involvement in significant capital transactions and overseeing many of the Company’s significant acquisitions.

The key elements of our growth strategy are:

Organic expansion. We will enhance our current product offerings and develop new generations of cutting-edge technologies and solutions designed to meet the existing and anticipated needs of our customers as their products and manufacturing processes become increasingly complex. In addition, we believe that our combined PCB, FPD and SD businesses will generate significant cross-selling opportunities with existing and new customers, thereby enabling us to extend our existing product offering. Furthermore, we believe an opportunity exists to leverage our position with leading manufacturers in the semiconductor industry by commercializing our core technologies in these industries. We therefore plan to utilize our core competencies in machine vision, electro-optics, precision mechanics, artificial intelligence, imaging technologies, Advanced Packaging, MEMS/plasma source and vacuum technologies to reach additional customers in existing and new industries and to expand into new applications.

Moving into adjacent industries. We regularly evaluate initiatives to enhance shareholder value, including opportunities to expand our technological base, diversify into new growth areas through acquisitions, joint ventures and investments. We intend to continue to pursue these initiatives to enhance value, reach adjacent industries, expand our product offerings to our existing and new customers and enter new industries.

Moving up the value chain. We are increasingly focused on collaborative development of solutions with customers rather than merely marketing products developed autonomously by us. We believe that such collaborative efforts will be enhanced and become more closely aligned with the industry’s future needs as our customers’ proximity to the designers of consumer electronics grows.

Process innovation. We view our role in the electronics industry as enabling product designers to commercialize their visions through the innovative manufacturing processes and solutions that we offer. Our solutions support the ongoing development of consumer electronics and the mass production of next-generation products by enabling the desired increased functionality at a reasonable cost. We perceive there to be growth opportunities in maintaining and strengthening our position as a key provider of such manufacturing solutions.

(c) Our Technologies

We believe that we have a unique combination of proprietary technologies, such as image acquisition, precision mechanics and motion control, high resolution printing, laser machining, inkjet printing, algorithms and image processing, plasma source and vacuum technologies, as well as system integration capabilities by which we provide our customers with differentiated solutions serving their critical requirements at various points of the electronics supply chain. Our solutions are designed to enable our customers to engage in complex manufacturing while realizing increased yields and driving down production costs.

Our DI technology enables the transfer of digital image data directly from the electronic media on to the photoresist or solder resists which translates into fewer manufacturing steps, lower material costs and greater accuracy. Additionally, our DI technology enables the manufacture of higher density, more sophisticated PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by traditional contact printing.

Our AOI systems use our proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies to detect automatically flaws and defects in products being manufactured by PCB, other electronic component and FPD manufacturers. Some of our AOI systems incorporate several parallel methods of inspection, utilizing pre-programmed algorithms and data stored in a computer-aided design/computer-aided manufacture (“CAD/CAM”) database to maximize the probability of defect detection and minimize the rate of false calls. The proprietary structure of the electronic logic unit enables parallel processing, a requirement for performing defect detection tasks in real time, which, in turn, is one of the key factors in attaining the high throughput achieved by our systems.

Our repair products employ advanced optics systems and image acquisition and processing techniques, combined with high-performance, high-power laser control, to achieve highly accurate, repeatable and reliable results for advanced PCB and FPD applications, which cannot be replicated in manual repair processes.

Our inkjet solutions, which enable digital printing of non-functional patterns (known as legends) on PCBs during the production process, are designed to replace the traditional analog, silkscreen printing and photolithography processes. They also offer additional applications in the PCB industry and for advanced electronics manufacturing, such as printing (or ‘marking’) the chip name or chip description over the chip package. Our inkjet printers utilize a digital, non-contact, dot-matrix printing technology to release droplets of ink from a small aperture directly to a specified position on a given media to create the required image.

Our UV laser drilling systems are used to achieve the small holes or ‘vias’ required for the most advanced PCBs, integrated circuit (“IC”) substrates (also known as chip carriers) and certain ceramic board applications, at a quality superior to that achievable by traditional mechanical drills or CO2 lasers. A typical PCB or IC substrate panel can include hundreds of thousands of vias. Our UV laser drilling systems enable IC substrate manufacturers to drill several thousands of vias per second with very high levels of position accuracy and drilling quality, through a wide variety of laminate and metal layers enabling them, in turn, to keep pace with the most up-to-date technology trends in IC substrate manufacturing.

Our FPD test systems utilize advanced digital imaging technology which enables LCD and OLED manufacturers to conduct electrical testing of glass panels, based on examination and testing of their functionality, to identify defects, while our FPD repair systems utilize sophisticated laser technology to repair identified defects during the various stages of the cell and array manufacturing process. These systems allow manufacturers to reduce overall cost of materials and improve throughput significantly.

The CAM and engineering solutions which we market facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. These software solutions streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations.

Our PVD systems deposit metal and metal compound thin films for various applications in Advanced Packaging, power, MEMS and RF. In Advanced Packaging, we deposit the interconnect layers that transfer signals from the chip to the outside world. In RF and MEMS applications, we deposit highly oriented piezoelectric layers that convert mechanic strain into electric signals for filters and next generation microphones.

Our Etch systems use a plasma source to activate ions in various gas types to preferentially remove material to form a pattern, or a specific shape in a substrate or layer. These etch systems are used extensively in MEMS production to create cavities in the substrate for microphones, comb structures for gyroscopes and accelerometers used in smartphones and gears and springs for luxury watches. Our Etch systems are also used in 2.5D and 3D packaging (as defined below) as well as to etch oxide and nitride dielectrics and compound semiconductor materials such as gallium arsenide and gallium nitride.

Our CVD systems deposit insulators for MEMS and packaging applications. We specialize in low temperature silicon oxide and silicon nitride; offering low electrical leakage and stable stress at temperatures below 200 degrees Celsius.

Our PECVD products for the deposition of thin film materials on crystalline silicon photovoltaic wafers for solar energy panels utilize technology designed to maximize light absorption in the silicon and perform efficient conversion of light to electricity, thereby generating higher solar energy to electricity efficiencies and, in turn, reducing the cost per watt of electricity produced by photovoltaic systems.

Our recognition software solutions use proprietary image processing, character recognition, web-based work flow algorithms and other business rules to enable banks, financial and other payment processing institutions and healthcare providers to automate their check processing and healthcare payment operations, thereby reducing manual labor costs and increasing their overall cost effectiveness. We have also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. We believe that we are a leading provider of automatic check reading software solutions.

(d) Our Industries

Electronics

•	Printed Circuit Boards

Virtually all electronic equipment uses PCBs, which are the basic interconnect platforms for the electronic components that comprise all electronic equipment. PCBs contain the electronic circuitry required to interconnect the components which are subsequently mounted on them and which, when operating together, perform a specified function. An assembly of one or more mounted PCBs working together forms an essential part of most electronic products. These include computers, hand-held electronic devices such as mobile phones, tablets and electronic book readers, wearable devices, consumer electronics, automotive equipment, telecommunications equipment, industrial and medical equipment and military and aerospace applications.

PCBs are manufactured through a series of complex steps. Generally, production starts with a sheet of epoxy-fiberglass (or other material with electric insulating qualities) laminated with a conducting material such as copper. The sheet is coated with a thin layer of light-sensitive material (‘photoresist’). A transparent film containing the desired circuitry pattern (‘production phototool’), normally produced by a photoplotter connected to a CAD/CAM database, is then laid on the photoresist. The sheet is then exposed to light, which copies the conductor pattern from the production phototool on to the photoresist. Alternatively, the conductor pattern may be transferred directly on to the photoresist without the use of a production phototool using direct imaging technologies. Subsequent development of the photoresist and a chemical etching process removes excess conducting material and leaves the desired conducting metal pattern printed on the layer.

Although PCBs may be single-sided or double-sided, the largest segment of the PCB industry consists of multilayer boards. In multilayer board production several such layers with appropriate copper patterns (‘inner layers’) are stacked up in registration and laminated together. Thereafter, holes are drilled through the stack in a specific pattern, using a mechanical or laser driller, and plated with a conductive metal. Further steps of patterning the outermost layers, protecting the functional areas with a more inert conductor and the rest of the surface with insulating material (‘solder mask’) and marking the board with a screen printed or ink jetted legend result in the completed multilayer board. Still more advanced PCBs, known as ‘build-up’ boards, are produced using high density interconnect (“HDI”) technology. This involves adding thin additional electrical insulating layers to the top and bottom surface of the board, drilling miniature vias through each such layer using a laser drilling machine and then metalizing and patterning the surface as before. This process may be repeated several times resulting in multiple build up layers on each side of the PCB.

As PCBs are susceptible to various defects (electrical shorts, open circuits and insufficient or off-measure conductor widths), inspection is required throughout PCB production to identify such defects, which are then repaired, if possible. Early detection of these defects, particularly in the case of multilayered and ‘build-up’ boards where PCB layers are subsequently embedded inside the finished board, increases the possibility of successful repair and reduces the number of unusable boards, thereby reducing the overall cost to the manufacturer.

Although most of the Company’s AOI, AOR, DI, VF, inkjet, CAM and production technologies and solutions are intended for use by manufacturers of PCBs, some versions of these products have been adapted for use by manufacturers of other electronic components such as manufacturers of touch screen modules and integrated circuit assemblers.

•	Flat Panel Displays

FPDs, which include LCDs, OLED displays and other types of displays, are presently used for laptop and desktop computers, tablets, televisions, smartphones, public displays, automotive displays, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications.

The most common FPD technology currently in use is the thin film transistor (“TFT”) LCD (which are also known as ‘active matrix’ LCDs), and we believe that this technology will maintain its position of major importance in the foreseeable future. TFT LCDs enable the production of high resolution, high performance displays. Recent trends suggest that promising developments in OLED technology may in the future lead to a replacement of TFT-LCDs by OLED displays, which are capable of producing faster response time and brighter colors in consumer devices such as televisions, smartphones, tablets and, potentially in the future, flexible devices, and offer potential savings in material costs to manufacturers and lower energy costs to consumers. However, the transition from LCDs to OLED displays is taking place gradually, as the manufacturing challenges of OLED technology are incrementally overcome. Currently, OLEDs offer a potential business opportunity for the Company, as the need for the Company’s inspection, testing and repair solutions for use in the production of these displays increases.

LCDs and OLEDs are susceptible to various defects, many of which result from the deposition, photolithography and etching processes used in production. Detection and repair of these defects during the production process allows manufacturers to improve monitoring of their production processes, avoid the expense of further costly materials and improve their yields substantially.

•	Semiconductors

Semiconductors are useful because their electronic and photonic behavior can easily be manipulated by the addition of impurities, a process known as ‘doping’. As such, semiconductors are used to create miniaturized electronic ICs, or ‘chips’, by fabricating large numbers of transistors, diodes and similar devices at high levels of integration using semiconductor wafers. The most common material used in semiconductor manufacturing is silicon. Furthermore, modern technology is able to integrate such miniaturized electronics with miniaturized mechanical features formed in the same wafer to create MEMS.

MEMS can act as miniaturized sensors, actuators and structures, and are increasingly being used in consumer products such as microphones and inertial sensors for mobile and communications applications. They are also being developed for evolving technologies such as the application of augmented reality for enhanced gaming experiences.

Semiconductor packaging refers to the process steps that form the protective enclosure around a finished chip and create the external connections for input/output. Consumer demand for smaller, faster and more powerful mobile electronics is driving the development of newer semiconductor packaging approaches. One such approach is the use of solder bumping schemes to replace the use of wire bonding—referred to as “2.0D”. Another approach is the creation of TSVs, which provide interconnect capability for die-to-die stacking for three dimensional integrated circuits (“3D IC”s) or closely spaced chip by chip assembly on interposers (“2.5D”). Packaging solutions making use of these newer approaches, such as wafer-level packaging (“WLP”), embedded die modules and interposer-based solutions, are collectively known as ‘Advanced Packaging’.

These technologies are currently being developed and implemented across a broad range of device types and have the potential to reduce the size of form-factors, increase performance and enable heterogeneous integration of dissimilar devices, such as logic/microprocessors on top of memory and on top of MEMS devices. The Company offers equipment for the three Advanced Packaging technology types: TSV front end, TSV back end (Via last, and Via Reveal), and bumping (UBM/RDL) across three process technologies: Etch, PVD and CVD. Etch and CVD tools are used in the 2.5D and 3.0D packaging generations, while the PVD tool is also used in 2.0D flip chip and wafer-level packaging activities. The Company is active across a broad range of technologies and has strong relationships with key industry participants.

Solar Energy

Solar photovoltaic systems are energy systems that produce electricity directly from sunlight. Photovoltaic systems produce clean, reliable energy without consuming fossil fuels and can be used in a wide variety of applications. Photovoltaic cells are made from semiconducting materials similar to those used in computer chips. When sunlight strikes these materials, the absorbed photons release electrons, forcing them to flow through the material and to exit in external circuitry to produce electricity (the so-called ‘Photovoltaic Effect’). Currently, most photovoltaic modules are used for grid-connected power generation and in the supply of electric power during daylight. However, in order to become a significant source of clean electricity in the future, the cost per watt produced of photovoltaic systems needs to be reduced.

Check Recognition for Financial Institutions

Each year, many billions of checks and forms are processed in the United States alone. Traditionally, check reading has been accomplished by means of human operators who, functioning under strict transit deadlines, read and manually key the relevant data into automatic processing systems. When conducted in this fashion, the process is necessarily labor-intensive, time consuming and subject to operator fatigue and human error. Through Orbograph, the Company develops, and markets by way of system integrators and solution providers, automatic check reading solutions to banks and other financial institutions and is engaged in the provision of healthcare payment automation solutions and related forms processing. Orbograph has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

(e) Our Applications and Products

We design, develop, manufacture and sell DI, AOI, repair, imaging, laser drilling, and pre-production products for use in the manufacture of PCBs and adjacent electronic components manufacturing, AOI, test, repair and yield-enhancement systems for use in the manufacture of FPDs, Etch, PVD and CVD solutions for SDs, products for the deposition by plasma-enhanced chemical vapor deposition of thin film coating on crystalline silicon photovoltaic wafers for solar energy panels and automatic check reading and healthcare payment automation solutions and related forms processing enabled through recognition software. We also market CAM and engineering solutions for PCB production which are designed and developed by Frontline.

The following table provides an overview of our target industries and our key applications and products offerings:

Our Target Industries	Our Applications	Our Product Offerings

PCB	AOI	Discovery II Fusion Ultra Fusion Verismart and Verifine
	AOR	PerFix AOR Ultra PerFix
Imaging
	• Plotting	LP 9
	• Direct Imaging	Paragon Paragon Ultra Paragon-Xpress Nuvogo family Diamond 8 (for soldermask)
	• Digital Printing	Sprint
	Laser Drilling	Emerald
Pre-Production
	• CAM	InCAM Genesis 2000 GenFlex
	• Engineering	InPlan InStack InPlan-Flex InCoupon InSolver InSight PCB
FPD	AOI	SuperVision FPI-6000 Series Quantum
	Test	ArrayChecker
	Repair	ArraySaver Prism
	Yield Management Systems	EYES-2020
Semiconductor	Etch	Omega Versalis fxP
	CVD	Delta Versalis fxP
	PVD	Sigma Versalis fxP
	Release Etch	Primaxx/Xactix
Solar/Photovoltaic	Thin Film Coating	Aurora PECVD
	Check Processing	Accura XV
Apex
Recognition Solutions		Automation Services
Sereno
	Healthcare Payment Automation	P2Post E2Post

Our PCB Applications and Products

Our PCB-AOI products are of particular value to manufacturers of fine-line, advanced PCBs (where defects are especially difficult to detect) and of multilayered PCBs (where the cost of undetected defects is very high) because they enable manufacturers to trace the source of defects in their manufacturing processes and increase their yield of usable finished products. Our PCB-AOR products are capable of repairing PCBs by removing excess copper from places that cannot be accessed by the use of a scalpel or other manual instrument, such as shorts on materials that are too thin to be treated by scalpel repair or in spaces between lines that are virtually invisible to the human eye. In addition, the capability of our digital production solutions, such as DI, digital printing and UV laser drilling, to adapt production data and thereby compensate for random production process inaccuracies enables manufacturers to improve their yield in the production of these complex boards. Our pre-production software solutions improve the speed and accuracy of the PCB engineering process, optimize production processes, improve production data/tools and reduce the cost of manufacturing, all by utilizing state-of-the-art design to manufacturing software algorithms and electronic rules. Our products for additional adjacent advanced electronics manufacturing essentially perform similar functions as our AOI, AOR, DI, digital printing and CAM products, but on different materials and for different applications.

In 2015, our PCB product lines, including those for additional adjacent electronics component manufacturing, accounted for approximately $255.5 million of revenues (including approximately $114.0 million related to service and support of those products), representing approximately 34% of our revenues. This compared with approximately $286.2 million of revenues (including approximately $115.2 million related to service and support of those products), representing approximately 49% of our revenues, in 2014, and approximately $295.3 million of revenues (including approximately $105.8 million related to service and support of those products), representing approximately 67% of our revenues, in 2013.

(i) PCB-AOI

PCB-AOI systems are computerized, electro-optical systems for inspection and identification of defects in the artwork design master, production phototools and PCBs at various stages of production. Our PCB-AOI systems are designed for easy integration into the production processes of most PCB manufacturing facilities, as well as for flexibility, easy upgradeability, operational simplicity and ease of maintenance and do not generally require highly specialized skills or experience to operate. Our PCB-AOI offering includes the Fusion series and the Discovery II series of AOI systems. The Fusion can handle resolutions down to 5 microns (Ultra Fusion 600 model) at high throughput, and provides enhanced detection on semi transparent and multi-colored substrates.

(ii) AOR Systems and Verification and Repair Stations

AOR systems are designed to address certain limitations inherent in the manual repair of PCBs, by enabling the automatic repair of defects known as ‘shorts’ and ‘excess copper’, thereby minimizing the scrapping of unusable panels during the manufacturing process and enabling a significant reduction in manufacturers’ overall manufacturing costs. Our AOR products employ advanced image acquisition and image processing techniques, combined with high-performance laser control, to ablate the excess conductor material, thereby achieving highly accurate, repeatable and reliable results, particularly for advanced PCB applications, which cannot be replicated in manual repair processes. The AOR PerFix series was the first to offer an automated repair solution for ‘shorts’ and ‘excess copper’ defects which are inherent in the production of PCBs.

Our offering of verification and repair stations is comprised of the VeriSmart, VeriWide, VeriFine and Ultra VeriFine-A. Each of these models provides the operator with a crisp and magnified color image of the possible defect, which is essential for verification of high-density PCBs.

(iii) Imaging Solutions

Laser plotters provide PCB manufacturers with the capability to transform, within a few minutes, circuit designs on electronic media or design data retrieved from CAM databases into accurate, reliable ‘artwork’ or production phototools. Our latest generation of high performance, automated laser plotters is the LP-9 series.

Direct imaging eliminates the need for exposing photoresist through a production phototool by enabling the transfer of digital image data directly from the electronic media on to the photoresist or solder resist. This translates into fewer manufacturing steps, lower material costs and greater accuracy of layer-to-layer registration. DI technology enables the manufacture of higher density, more complex PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing. Our advanced Paragon and Nuvogo systems are an industry-leading DI solution, offering high accuracy, power efficiency, and fast throughput.

In 2015, the Company introduced two new DI systems, the Diamond™ 8 and the Nuvogo™ 1000, both designed to address the solder mask inspection requirements of PCB manufacturers. The Diamond™ 8, which incorporates new technology featuring a powerful LED-based light source, is designed for high density interconnect (HDI), multilayer board (MLB) and quick turnaround (QTA) PCB production; while the Nuvogo™ 1000 offers high accuracy and industry leading high Depth of Focus (DoF) technology which is particularly useful in flex solder mask and other precision applications.

In 2015, the Company introduced additional DI solutions as part of the Nuvogo Family, such as the Nuvogo 700 and the Nuvogo™ 800XL. These next-generation DI systems are capable of imaging on almost any resist type, thereby allowing maximum flexibility to PCB makers. Powered by the Company’s proprietary MultiWave Laser Technology™, Nuvogo™ 800XL generates a multi wavelength laser beam for optimal precision of line structure. This enables PCB manufacturers to choose lower-cost resist types whenever possible in order to reduce overall operating costs.

Digital printing refers to a particular stage in the PCB manufacturing process during which characters and other non-functional patterns (‘legends’) are printed on the PCB under production. Using a digital, non-contact, inkjet-based printing technology, digital print heads release droplets of ink from small apertures directly to a specified position on a given media to create the required image. The Sprint series systems provide substantial cost savings for PCB manufacturers by reducing significantly the legend printing cycle time and enabling functionality that cannot be achieved through conventional legend printing processes, such as silkscreen printing.

(iv) Laser Drilling

UV laser drilling is used to generate the interconnection between different layers in IC substrates of Advanced Packaging applications. UV laser drilling is capable of achieving the small vias required for leading edge smartphone boards and the most advanced IC substrates at an accuracy superior to that achievable by traditional mechanical drills or CO2 lasers. The Emerald system high performance UV laser drilling solution for IC substrates and Advanced Packaging applications activates multiple beams and scanners simultaneously to achieve very high drilling speed, accuracy and quality.

(v) Pre-Production

CAM and engineering solutions are designed for use in the PCB pre-production phase to facilitate automation and integration of the sales, tooling, production data and inspection needs associated with PCB production. The Frontline products we market include CAM and engineering software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. Our CAM and engineering product lines include: InCAM, Genesis 2000, GenFlex, InPlan, InPlanFlex, InStack, InSolver, InSight PCB.

Occasionally, adapted versions of the Company’s AOI, AOR, imaging, inkjet, laser drilling and CAM solutions are offered for use by manufacturers of other electronic components, including, among others, manufacturers of touch screen modules, ceramics, advanced packaging and chemical milling.

Our FPD Applications and Products

The FPD-AOI and test systems manufactured and marketed by the Company identify and classify defects that may impact the performance of the display panel; and the repair systems manufactured and marketed by the Company are designed to enable customers to repair defects, thereby further improving manufacturers’ yield of non-defective or higher grade (quality) displays.

In 2015, our FPD product lines accounted for approximately $204.9 million of revenues (including approximately $38.7 million related to service and support of such products), representing approximately 28% of our revenues. This compared with approximately $160.8 million of revenues (including approximately $35.1 million related to service and support of those products), representing approximately 28% of our revenues, in 2014, and approximately $131.6 million of revenues (including approximately $34.5 million related to service and support of those products), representing approximately 30% of our revenues, in 2013.

(i) FPD-AOI and Value Added Applications

We offer a variety of inline and offline FPD-AOI systems that includes the Quantum Series, which was introduced in 2014, the SuperVision Series and the FPI-6000 Series. The Quantum FPD-AOI system is the first to offer to the FPD industry multi-modality imaging technology, which enables manufacturers to undertake multiple inspections in a single scan, thereby identifying and classifying, with high accuracy, previously undetectable defects and facilitating the production of high quality products at greatly improved yields. The Quantum offers high resolution inspection, high throughput and rapid image capture capabilities for sixth through eighth generation glass substrates. The SuperVision series supports fourth through eighth generation glass substrates. The latest models of the Quantum and SuperVision series address the highly specialized inspection requirements of low temperature poly silicon (“LTPS”) and oxide-TFT backplanes for high-resolution, three dimensional and OLED displays. The FPI-6000 series systems, which supports up to fifth generation glass substrates, complement and expand the range of our FPD-AOI systems by employing high resolution optics and specific algorithms to achieve inspection capabilities required for very intricate mobile devices, thus broadening the scope of inspection solutions that we are able to offer to manufacturers of LCDs and OLEDs intended for use in mobile devices.

In addition, we offer complementary features to our FPD-AOI systems that include: Multi Modality Classification (“MMC”), Mobile and Large Displays Peripheral Inspection (“MDPI/LDPI”), Variable Pattern Inspection (“VPI”), Advanced Video Classification (“AVC”), in-scan classification (“ISC”), Digital Macro (“DM”) inspection and Critical Dimension and Overlay Measurement (“CDO”). Peripheral Inspection provides full inspection coverage of the non-repetitive pattern of the peripheral area of the panel and features a simple setup. VPI enables the inspection of active area pixel patterns that occur in multiple pitches, such as those used in in-cell touch and hybrid touch displays. AVC and ISC both employ high quality scan and microscopic review to enable the automatic classification of defects identified by our FPD-AOI systems during the scanning process. DM inspection and warning are optional add-on features which obviate the need for manufacturers to purchase a separate, stand-alone macro inspection system. CDO is an optional add-on feature which enables accurate measurement of critical elements on the glass panel, such as conductor widths and layer to layer registration.

(ii) FPD Test

The ArrayChecker test systems detect, locate, quantify and characterize electrical, contamination and other defects in active matrix LCD and OLED after array fabrication. These systems use proprietary non-contact voltage imaging technology to provide a high-resolution voltage map of the entire display and proprietary image analysis software which converts this voltage map into complete pixel defect data. The ArrayChecker test systems determine whether individual pixels or lines of pixels are functional and also identify more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control. Our latest model ArrayCheckers support the advanced small pixel panel designs used for high resolution smartphones and tablets, as well as a wide variety of OLED panels.

(iii) FPD Repair

The ArraySaver repair systems utilize multiple wavelength laser technology to repair ‘short’ defects in FPDs during and after array fabrication. These systems can use defect data files downloaded from any test and inspection systems to position the panel for repair automatically, thereby saving time which would otherwise be spent by operators in locating defects. The repair automation function has been further upgraded by the introduction of the Parallel Repair System (PRS) which simplifies operator interaction with the system and improves repair tool capacity.

(iv) Yield Management Systems

Our EYES-2020 offers an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by automatically counting, accumulating and analyzing AOI-generated defect data.

We believe that the combination of our AOI, test, repair and yield management systems allows LCD manufacturers to achieve high quality, comprehensive and reliable process control.

Our SD Applications and Products

Our SD products include etch and deposition equipment designed to facilitate the advanced packaging of semiconductors and to provide advanced wafer processing technologies for the micro-electronics industry. End-market applications include Advanced Packaging, MEMS, light emitting diodes (“LED”s), high speed radio frequency device ICs and power semiconductors.

In 2015, our SD product lines accounted for approximately $262.2 million of revenues (including approximately $54.0 million related to service and support of such products), representing approximately 35% of our revenues. In the period from August 7, 2014 (the date of the SPTS Acquisition) to December 31, 2014, our SD product lines accounted for approximately $110.6 million of revenues (including approximately $22.0 million related to service and support of such products), representing approximately 19% of our total revenues for 2014.

(i) Advanced Packaging

Advanced Packaging refers to semiconductor packaging that employs bumps or TSVs (rather than wire-bonding technology) to connect the die to the substrate. We operate in several distinct segments of Advanced Packaging: bumping; 3D wafer level packaging; 2.5 and 3D; and FOWLP/embedded chips, all as explained below.

Although wire-bonding remains the primary method of connecting semiconductor die to the outside world, it is increasingly being replaced by a process known as ‘bumping’. In relatively complex devices, wire-bonding may lead to reduced device bandwidth. Bumping involves connecting such devices using bumps that are created on the surface of the die rather than by wires that are connected at the die edge, thereby increasing input/output density and device bandwidth. For the Company, bumping is predominantly a PVD activity and represents its largest business in Advanced Packaging.

3D wafer level packaging (“3DWLP”) is used for very small, low input/output devices such as image and fingerprint sensors and, increasingly, in MEMS devices. In 3DWLP, a TSV connection is made through the silicon wafer from the back of the substrate, to achieve a small form factor. The Company serves the 3DWLP segment with PVD, CVD and etch equipment.

In 2.5D, or ‘interposer’ technology, dies are laid out side by side on top of a substrate carrying high density wiring. This substrate, or interposer, connects the dies together and also carries TSV to connect those same dies to a substrate underneath. 3D technology involves vertically stacked dies connected by short TSVs. 2.5D is seen as the easier route to first production. The Company serves the 2.5 and 3D segments with PVD, CVD and etch equipment.

FOWLP and embedded chips are relatively new platforms. After interconnect fabrication and separation, die are generally embedded into an epoxy mold based substrate. Wiring is then formed on top of the substrate to connect adjacent die together. Although FOWLP has lower density interconnect than an interposer, it can potentially be produced at much lower cost. The Company serves the FOWLP/embedded chips segment with PVD, etch and laser drill products.

(ii) MEMS

Micro-electro-mechanical systems are present in virtually all consumer devices in use today, and can be separated into four main categories of devices: accelerometers; gyroscopes; pressure sensors; and microphones. These four devices, collectively, account for over 80% of the global MEMS market. The main trend in MEMS is die shrink, meaning the incorporation of more units into a given space. The MEMS segment is expected to continue to grow even during down cycles in the rest of the semiconductor industry. New areas of growth that are expected to emerge are in the medical fields (self analysis, fitness), automotive (autonomous cars), wearables (energy converters) and the loT. The Company serves the MEMS segment mainly with etching solutions but also with PVD and CVD solutions.

Solar Photovoltaic Manufacturing

Through OLTS, we are engaged in the research and development of new products for the deposition of thin film coating on crystalline silicon photovoltaic wafers for solar energy panels. One such film is anti-reflective coating of thin film SiNx which is deposited by a process known as PECVD. This is an efficiency-enhancing technique intended to provide both an effective anti-reflective coating layer used to match refractive indexes and surface passivation. The process is designed to maximize light absorption in the silicon and perform material passivation, thereby generating higher solar energy to electricity conversion efficiencies and, in turn, reducing the cost per watt of electricity produced by photovoltaic systems. The system which was developed by OLTS combines the benefits of high efficiency performance of direct PECVD and the productivity of high throughput operation. In addition, PECVD is currently being developed for the deposition of thin films for solar efficiency improvement, such as a-Si.

In 2015, our solar energy product lines accounted for approximately $15.5 million of revenues (including approximately $1.6 million related to service and support of those products), representing approximately 2% of our revenues. This compared with approximately $11.9 million of revenues (including approximately $0.7 million related to service and support of those products), representing approximately 2% of our revenues, in 2014, which was the first year in which the Company recognized revenues from this segment.

Recognition Solutions

Orbograph’s recognition software drives its suite of check processing solutions, which operate by acquiring or ‘capturing’ the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number. Orbograph’s latest check recognition product is Accura XV which is designed to read the numerical characters and alphabetical letters handwritten or printed on checks with read and accuracy rates exceeding 90% and 99%, respectively. Other check processing products developed and marketed by Orbograph include: OrboCAR Apex, an innovative product based on Orbograph’s patented Key-Pay technology that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention; Automation Services, a unique Software as a Service (SaaS) solution for check amount recognition offering banks guaranteed performance with no initial capital investment; and Sereno, a product that employs proprietary algorithms which utilize recognition and image quality results, as well as verification of the signatures and the check-stock (or check ‘template’) and transaction related data such as amount and serial number, against valid items from a bank’s profile database, to detect fraudulent checks.

In 2011, through an acquisition, Orbograph added a healthcare payment automation business. Healthcare payment automation solutions enable healthcare providers, financial institutions, service bureaus and medical billers to convert explanation of benefits forms or electronic data into a variety of post-ready files within the revenue cycle management process, thereby reducing manual labor costs and increasing their overall cost effectiveness.

In 2015, our recognition software product lines accounted for approximately $14.3 million of revenues (including approximately $6.4 million related to service and support of those products), representing approximately 2% of our revenues. This compared with approximately $13.2 million of revenues (including approximately $5.7 million related to service and support of those products), representing approximately 2% of our revenues, in 2014, and approximately $13.2 million of revenues (including approximately $5.7 million related to service and support of those products), representing approximately 3% of our revenues, in 2013.

(f) Competition

The competitive landscape we face in the PCB industry is highly fragmented. Within each of our product categories, we compete with a number of small, independent suppliers or business units of large companies which supply solutions for specific, and in many cases, single applications. Our main competitors in AOI include Camtek, Dainippon Screen, GigaVis, Inspec, Machvision and several smaller local AOI manufacturers. Our main competitors in DI include ORC Imaging, Ushio/Adtec, Via Mechanics, Hans Laser and Dainippon Screen. We also face competition in DI from several smaller manufacturers who typically sell a limited number of systems annually. Our main competitors in UV laser drilling are Via Mechanics, Mitsubishi, Electro Scientific Industries, Inc. and EO Technics Co. Ltd. Our main competitor in digital printing is MicroCraft. In both AOI and digital printing we face new competitors, mainly from China, which target the low-end of the industry. We believe that the key competitive factor in this industry is productivity, which is a combination of product quality, reliability, speed, price and brand position, which is, in turn, a function of breadth of product offerings, technical expertise and development and service capabilities.

The competitive landscape we face in the FPD industry is also highly sectionalized and within each of the principal product categories in our FPD business, we may compete with different divisions of industrial corporations, or with companies who are local providers of yield-enhancement solutions to those corporations, including some which are affiliated with certain of our customers. Our main competitors in the FPD industry include HB Technology Co. Ltd., LG PRI, ADP Engineering Co. Ltd., Favite Inc., 3i Systems Co. Ltd., Applied Materials, Inc. (AKT Display Group), Digital Imaging Technology Co. Ltd., Top Engineering Co. Ltd., Charm Engineering Co. Ltd., V-technology, Contrel Technology Co. Ltd. and Cowin DST Co. Ltd. We believe that the key competitive factors in this industry are technical expertise, product quality, reliability and price.

The competitive landscape we face in our SD business is also highly sectionalized within each of the target application segments. We may compete with different divisions of industrial corporations, or with companies that are local providers of etch and deposition equipment for Advanced Packaging, MEMS, power semiconductors, radio frequency ICs and LEDs. Our main competitors in Advanced Packaging include: for etch TSV and via reveal: Lam Research, Applied Materials and AMEC; for PVD Under Bump Metallization (UBM): Evatec and Applied Materials; and for CVD via isolation and via reveal passivation: Applied Materials and Lam Research. Our main competitors in MEMS include: for DRIE etch: Lam Research; for release etch: MEMSTAR; and for PVD: Evatec. Our main competitors in specialty semiconductors (power, RF, LED, etc.) include: for power interconnects: Applied Materials and Evatec; for RF SAW and BAW; Evatec and Advanced Modular Systems; and for RF IC: PlasmaTherm.

(g) Product Research and Development

We deploy our core technology platforms across various product families and applications in order to maximize the impact of our research, development and engineering investments, to increase economies of scale and to apply our technology-specific expertise across multiple consumer end markets.

Our global engineering team of 621 scientists and engineers dedicated to product research, development and engineering works closely with our customers to meet and anticipate their evolving requirements and new product introductions.

We believe that continued, focused investment in research, development and engineering activities are critical to our future growth and to maintaining our leadership position. We continue to invest in research and development in order to better serve our customers with advanced yield-enhancement and process-enabling solutions. Our research and development investment accounted for approximately 14%, 15% and 16% of our total revenues in 2015, 2014 and 2013, respectively. Our research and development and engineering investments enable us to consistently provide innovative, ‘first to market’ and high quality products.

(h) Sales, Marketing and Customers

We market our products and provide customer support through our wholly-owned subsidiaries in the United States, Europe and the Far East, including Japan. Our subsidiaries employ local marketing, sales and customer support personnel. Worldwide marketing efforts are co-ordinated by the responsible marketing managers, who are based in Israel and Wales.

Our sales and marketing strategy focuses on deepening and expanding our relationships with leading PCB, FPD and SD customers and becoming their trusted supplier of yield-enhancement and process-enabling solutions.

We install, service and provide training to customers on all of our products. After a minimum amount of site preparation by the customer, installation of a system can normally be completed at the customer’s site, either by the Company or third parties, within a relatively short time after delivery. As part of the installation procedure, we provide our customers with system documentation and basic training in maintenance and application. In addition, for a fee, we offer customers service and maintenance contracts commencing after the expiration of the warranty period. Software, whether contained in optional features or forming an integral part of the functioning capacity of the system, is licensed. Software updates are typically included in the service fee.

Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its processing products and services, both directly and through system integrators, to banks, financial and other payment processing institutions, principally in North America.

(i) Production and Sources of Supply

The Company maintains manufacturing facilities in Israel, the United States, Europe, Japan and Korea. The Company’s manufacturing activities consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company. In addition, the Company utilizes contract manufacturing suppliers to build and/or assemble some of its systems, into which certain core components, such as proprietary software and optical devices, are then integrated by the Company or its selected contract manufacturers.

The Company increasingly utilizes subcontractors in Israel, the United States, Europe, China and Japan for the production of mechanical parts, optical components, castings and casings, electronic cabinets, PCB fabrication and a portion of the required electronic assembly.

Most electronic components are imported from the United States, Europe, China and Japan. The Company’s production capacity is sufficient for its level of sales and permits the Company, in most cases, to ship products within two weeks to six months of receipt of customer orders if requested by the customer.

Certain key components and subassemblies included in the Company’s systems are purchased from a limited group of suppliers. The Company purchases certain key components from single sources of supply. To date, the Company has been able to obtain sufficient units to meet its needs and does not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources could disrupt production, thereby adversely affecting the Company’s results. The Company generally maintains several months’ inventory of critical components used in the manufacture and assembly of its systems and/or uses framework orders and other types of agreements to ensure the availability of such components.

(j) Backlog and Bookings

The Company refers to ‘backlog’ as the Dollar value of purchase arrangements with customers, effective, as of a given point in time, that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty. The Company’s backlog consists of these arrangements with assigned shipment dates expected within the ensuing three to twelve months. The Company does not include service revenues in its determination of orders for this purpose. By contrast, the Company refers to ‘bookings’ as the accumulation of such purchase arrangements over a given period. Bookings can be inconsistent and may fluctuate significantly throughout the year.

As of December 31, 2015, the Company’s backlog totaled approximately $152.0 million, mainly in its FPD and SD businesses. The mix of components comprising the Company’s backlog as of December 31, 2015 will not necessarily correspond to that of the Company’s sales in the period following. Additionally, given the short lead times in the PCB industry, backlog attributable to this part of the Company’s business is generally lower, in relative terms, than its contribution to revenues. See Item 3 - Key Information - Risk Factor (j).

(k) Additional Considerations Relating to the Company’s Operations in Israel and in Wales

The Company is incorporated under the laws of the State of Israel and its headquarters, as well as substantial research and development and production facilities, are located in Israel.

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’, ‘Benefiting Enterprise’ or ‘Preferred Enterprise’ status of a significant portion of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise”, a “Preferred Enterprise” and the “Investment Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is currently taxed at reduced rates. During 2013, the benefits period applicable to the last of the Company’s Approved Enterprises expired. To be eligible for these benefits, the Company needs to meet certain conditions. Should the Company fail to meet such conditions, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5 - Operating and Financial Review and Prospects - Research and Development, Patents and Licenses, etc. - Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. For further information see Item 5 - Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies and Estimates - Taxes on Income; and Note 11 to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s SD business is operated through SPTS, which currently benefits, and has in the past benefitted, from certain grant funding and match funding to companies located in Wales to assist projects to be undertaken and/or to safeguard employment, which is made available upon and subject to certain terms and conditions. These programs and funding may be terminated in the future or the available benefits may be reduced or impacted should, including, among other possible circumstances, SPTS become ineligible to receive such funding by failing to meet the grant funding conditions. In such event, the full costs of any such research and development projects would need to be undertaken and borne by SPTS, and SPTS may be required to repay grant awards that have previously been received.

For more information about the above considerations and the risks associated with the Company’s operations in Israel and in Wales, see Item 3 - Key Information - Risk Factors (r) and (s).

4.C Organizational Structure

The Company’s corporate headquarters, executive and registered offices, as well its main research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., a U.S. subsidiary of Orbotech Ltd., maintains its offices in Billerica, Massachusetts. PDI and OLTS operate in San Jose, California. The Company’s European operations are coordinated from Orbotech S.A., a Belgian subsidiary of Orbotech Ltd., in Brussels, and from regional offices in Germany. New System operates from offices in Gorizia, Italy. Laser Imaging Systems GmbH & Co. KG operates from offices in Jena, Germany. SPTS, a U.K. subsidiary of Orbotech Ltd., operates from Newport, Wales, and from regional offices or subsidiaries in Germany, France, the United States, Taiwan, Singapore, China, Malaysia and Korea. Orbotech Pacific Ltd. and Orbotech Asia Ltd., Hong Kong subsidiaries of Orbotech Ltd., operate from offices in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in China, Japan, Korea, Singapore and Taiwan. The Company’s principal Israeli subsidiary is Orbograph (owned approximately 94% by Orbotech Ltd.), which is located in Yavne, Israel. Frontline operates from offices in Rehovot, Israel. For more information about the Company’s organizational structure, see Item 19 - Exhibits - Exhibit 8.1 - List of Subsidiaries.

4.D Property, Plant and Equipment

The Company maintains substantial administrative, manufacturing, research and development, corporate sales, marketing and customer support operations in and from leased premises located in Yavne, Israel, comprising a total area of approximately 291,000 square feet with an option to lease additional space. The current lease term will expire in September 2021, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 493,000 square feet of floor space, which is used in connection with sales, marketing, customer support, research and development, engineering and production operations. These leases expire on various dates up to 2024. Also, three of the Company’s European subsidiaries, Orbotech S.A., New System and SPTS Technologies Limited, hold interests in real property in Brussels, Belgium, Gorizia, Italy and Newport, Wales, respectively.

The aggregate annual rental paid by the Company for all of the Company’s facilities in and outside Israel in 2015 was approximately $7.8 million, compared to $7.9 million in 2014 and $7.9 million in 2013. For further information, see Note 9a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. As of the date of this Annual Report, the facilities available to the Company in Yavne, Israel are generally utilized on a one-shift basis in the course of the Company’s normal operations and the Company considers them to be adequate for such operations; however, the Company has the capability to expand this capacity when needed, including, as it has done in the past, by scheduling additional production shifts. The Company is not engaged in the construction or material expansion of any additional building at its facilities nor has it any present plans to relocate its Yavne facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities in any material respect.

In connection with the loans under the Credit Agreement, Orbotech Ltd. and certain of its subsidiaries guaranteed the obligation of the Borrower thereunder, Orbotech, Inc.. Those obligations are secured by security interests on certain assets of the Borrower and the guarantors, including Orbotech Ltd., which issued a debenture on August 7, 2014 (the “Debenture”) pursuant to which it created a floating charge on all of the Company’s assets, other than certain excluded assets, and a fixed charge on its goodwill. Orbotech Ltd. also created a fixed charge on certain of its intangible assets including certain patents, copyrights and trademarks. For a description of the Credit Agreement and the Debenture, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources and Item 10 - Additional Information - Material Contracts.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This Item 5 should be read in conjunction with, and is qualified by, the information included in Item 3 - Key Information - Risk Factors.

5.A Operating Results

(a) General

Orbotech Ltd. is an Israeli corporation. The Company consummated the SPTS Acquisition on the SPTS Closing Date, from which time the results of operations of SPTS were included in the Company’s consolidated results of operations. The Company has three reportable segments:

(i) Production Solutions for the Electronics Industry, which comprises the design, development, manufacture, marketing and servicing of innovative, industry-leading, cutting-edge solutions designed to enable the production of next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products in this segment include AOI, AOR, DI, imaging, laser drilling and pre-production systems used in the manufacture of PCBs, AOI, test, repair and yield-enhancement and process-enabling systems used in the manufacture of FPDs and etch, PVD and CVD equipment for use in the manufacture of MEMS, Advanced Packaging, power and RF devices and HBLED devices. The Company also markets CAM and engineering solutions for PCB production, revenues from which are not included in the Production Solutions for the Electronics Industry reporting segment.

(ii) Solar Energy, which comprises the design, development, manufacture and marketing of solar photovoltaic energy systems that produce electricity directly from sunlight; and

(iii) Recognition Software, which comprises the development and marketing of check processing and healthcare payment automation solutions and related forms processing to banks, financial and other payment processing institutions by Orbograph.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2015, 2014 and 2013, revenues derived from sales of the Company’s products constituted approximately 71%, 69% and 67%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During 2015, 2014 and 2013, approximately 96%, 96% and 97%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s Production Solutions for the Electronics Industry segment, approximately 2%, 2% and 0%, respectively, were derived from product lines related to its Solar Energy segment and approximately 2%, 2% and 3%, respectively, were derived from product lines related to its Recognition Software segment. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. A significant portion of the Company’s revenues is derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows, service revenues are also expected to increase. See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company and its subsidiaries is the U.S. Dollar.

(b) Matters Affecting the Comparability of Results

On the SPTS Closing Date the Company completed its acquisition of SPTS for $375.1 million in cash and entered into a term loan credit facility in an aggregate principal amount of $300.0 million to finance the SPTS Acquisition. As of December 31, 2015, the Company had $239.6 million of principal outstanding indebtedness under the Credit Agreement and its anticipated fiscal year 2016 debt service payment obligations are $14.4 million of principal (consisting of scheduled amortization and a mandatory prepayment from the sale of the Thermal Products Business) and, based on the applicable interest rate at December 31, 2015, approximately $12.0 million in interest. The Company is required to make amortization payments in quarterly installments. For additional information regarding the term loan facility, see Liquidity and Capital Resources - Senior Secured Term Loans.

Generally, the inclusion of the financial results of the operations of SPTS from the SPTS Closing Date had a significant effect on the consolidated results of operations of the Company for the year ended December 31, 2014, with $110.6 million of the Company’s 2014 revenues being attributable to SPTS reflected in the results for the Company’s SD business. In addition, the Company’s consolidated results for 2014 reflected: $6.8 million of acquisition-related fees and expenses related to the SPTS Acquisition; a $6.2 million year-over-year increase in interest expense related to the incremental indebtedness incurred under the Credit Agreement to finance the SPTS Acquisition; an increase of $15.2 million in amortization of intangibles and an income tax benefit of $1.8 million related to the net deferred tax liabilities acquired in the SPTS Acquisition. The Company’s results for the year ended December 31, 2015 reflect the full year effect of the SPTS Acquisition and for the year ended December 31, 2013 do not include results of operations of SPTS. In addition, in 2015, the Company sold the Thermal Products Business resulting in a gain of $0.63 million. The net cash proceeds of the sale were used to repay indebtedness incurred in connection with the SPTS Acquisition. For additional information regarding the impact of the SPTS Acquisition, see Note 3 to the Financial Statements.

(c) Critical Accounting Policies and Estimates

To improve understanding of the Financial Statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial position and results of operations of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the year then ended.

In preparing the Financial Statements in accordance with U.S. GAAP, the Company’s management must often make judgments, estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the Financial Statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ materially from those estimates and assumptions. In the current economic environment, the risks and uncertainties associated with those estimates and assumptions are exacerbated. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions that are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable approach would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in the Financial Statements.

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as cyclicality in the industries in which the Company operates, a deterioration in worldwide economic conditions, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3 - Key Information - Risk Factors.

The Company considers its most significant accounting policies to be those discussed below.

(i) Revenue Recognition

The Company recognizes revenue from sale of non-software products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement has been received by the Company, the fee is fixed or determinable and collectability is reasonably assured. If the Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

An arrangement involving multiple deliverables is divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements, based on their relative fair value. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes the ESP.

The determination of ESP involves consideration of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company evaluates the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts in different geographical regions, its ongoing pricing strategy and policies and other economic conditions and trends.

This accounting treatment is applied if the delivered elements have value on a stand-alone basis, the arrangement does not include a general right of return with respect to delivered items and delivery or performance of undelivered items is considered probable and is substantially within the Company’s control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

Installation and training are not considered essential to the product capabilities since they do not require specialized skills and can be performed by other vendors. Accordingly, upon delivery, the Company defers revenue in an amount equivalent to the fair value of installation and training and recognizes those deferred revenues once installation and training has been completed.

The Company’s revenue arrangements contain multiple elements, as it grants its customers installation services and, on some of its products, a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to accounting principles for contingencies. After the warranty period, service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

In the case of delivery of newly developed products, revenue is deferred until acceptance is received.

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable, and collectability is reasonably assured. When software is made available to customers electronically, it is deemed to have been delivered once the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectability is in question, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

(ii) Inventory Valuation

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components, products in process and finished products - on the weighted average basis; and labor and overhead - on the basis of actual manufacturing costs. Periodically, or when certain events or changes in circumstances occur that trigger an assessment, the Company assesses the value of its inventory based on a combination of factors including, but not limited to: forecasted sales and usage; historical usage rates; engineering changes; estimated service period; product end-of-life dates; alternative uses for the inventory; and current and future market values. Inventories are written down for estimated excess and obsolescence and such write-down reduces net income in the period in which it occurs. Once such inventory is written down, a new (lower) cost basis for that inventory is established and it is not written up to reflect a subsequent favorable change in market conditions. However, unexpected favorable future demand and market conditions could positively impact future operating results and gross profit if inventory that has been written down is sold for more than its carrying value. Determinations of future demand for the Company’s products are based on the estimates included in the Company’s multi-year plans. The Company’s historical experience has been that its estimates of future demand have been reasonably reliable. Monitoring and administration of inventory is an important area of management focus, given the need to balance, on the one hand, the requirement to maintain prudent inventory levels as part of the Company’s efforts to assure competitive product delivery lead times, with the risk of inventory obsolescence, on the other.

(iii) Concentration of Credit Risks and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain countries, the Company generally requires letters of credit from banks. The allowance for doubtful accounts is determined for specific debts the collection of which is doubtful. While the Company believes that its valuations are appropriate, in times of adverse and unstable economic conditions, the Company’s credit evaluations may not be accurate or may be based on historical information that does not adequately reflect the severity of the economic downturn. These factors could lead to collection of accounts receivable at lower rates than in the past or than have been reserved.

(iv) Long-lived and Intangible Assets

The Company’s acquired intangible assets, other than goodwill, are comprised primarily of intellectual property and customer relations and are amortized on a straight-line basis over periods of five to seven and, in some cases, up to twelve, years, depending on the estimated useful life of such intangible assets. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used.

(v) Taxes on Income

Taxes on income are calculated using the assets and liabilities approach. Management judgment is required in determining provision for income taxes in each of the jurisdictions in which the Company operates. The provision for income tax is calculated based on assumptions as to the Company’s entitlement to various benefits under the applicable tax laws in the jurisdictions in which it operates. The entitlement to such benefits depends upon the Company’s compliance with the terms and conditions set out in these laws. See Operating Results - Effective Corporate Tax Rate.

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse under the applicable tax laws.

Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. In making this determination, the Company considers factors and evidence that both support and indicate against recording a valuation allowance, and will refrain from recording a valuation allowance if the former outweigh the latter. In the event that the tax assets are not realized, income tax expense would increase or, conversely, if the valuation allowance is overestimated, the Company would benefit from a future tax credit.

The Company may incur additional tax liability in the event of intercompany dividend distributions by its subsidiaries. Such additional tax liability in respect of non-Israeli subsidiaries has not been provided for in the Financial Statements, as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings.

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred income taxes, as it is the Company’s intention to hold, and not to realize, these investments.

The Company may incur additional tax liability in the event of distribution of dividends from its tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and Benefiting Enterprises and does not intend to distribute dividends from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration.

The Company implements the applicable accounting guidance dealing with: how tax benefits for uncertain tax positions are to be recognized, measured and de-recognized in financial statements; certain disclosures of uncertain tax positions; how reserves for uncertain tax positions should be classified on the balance sheet; and transition and interim-period guidance, among other matters. Only tax positions that meet the ‘more likely than not’ recognition threshold at the effective date may be recognized or continue to be recognized according to this accounting guidance.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. While the Company believes the resulting tax balances are appropriately accounted, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to its consolidated financial statements, which could be material.

The Company has filed and/or is in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax the Company pays is subject to ongoing audits by the tax authorities, which often result in proposed assessments. Any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. The Company believes that it has provided adequately for any reasonably foreseeable outcomes related to tax audits and settlement.

However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period when the assessments are made or resolved, audits are closed or statutes of limitation on potential assessments expire.

(vi) Business Combinations

From time to time, the Company may engage in business combinations. The Company accounts for business combinations using the purchase method of accounting. Allocation of purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, is based on their estimated fair values as of the closing date of any such acquisition. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies and patents; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and difficult to predict and, as a result, actual results may differ from estimates.

On August 7, 2014, the Company completed the SPTS Acquisition for a total consideration of $375.1 million. The SPTS Acquisition was accounted for utilizing the purchase method of accounting, which required the Company to establish a new basis for the assets and liabilities of the acquired entity on the date of the acquisition. The purchase price allocation for SPTS took into account the information management believed to be reasonable.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The $167.0 million of goodwill was assigned to the SD reporting unit. The existing technology consists mainly of etch and PVD/CVD technologies used in the manufacturing of SD products.

The Company capitalized in-process research and development of $6.9 million upon completion of the SPTS Acquisition. The in-process research and development that was capitalized related to the acquired intellectual property for the dicing area, for which technological feasibility was established during 2015.

The results of operations of SPTS are included in the Financial Statements from the SPTS Closing Date. Pro forma unaudited revenue and net income data are presented in Note 3 to the Financial Statements.

For more information about allocation of purchase price, refer to Note 3 to the Financial Statements.

(vii) Goodwill

Goodwill is not amortized, but rather tested for impairment annually, as at September 30 of each year, or whenever events or circumstances present an indication of impairment by assessing the fair value of the Company’s various reporting units.

The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is not considered more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

In 2015, 2014 and 2013, the Company elected to perform a qualitative assessment for the annual goodwill impairment test. As a result of performing the annual impairment tests, on September 30, 2015, 2014 and 2013, the Company determined that there was no impairment with respect to goodwill.

(viii) Equity-based Compensation

In accordance with applicable accounting guidance, the Company accounts for employees’ awards classified as equity awards using the grant-date fair value method. The fair value of equity-based payment transactions is recognized as an expense over the requisite service period net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

Equity-based payment expenses are classified in the same expense line items as cash compensation.

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

Certain equity awards are subject to forfeiture should the Company fail to attain specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. For so long as the Company assumes that performance goals will be achieved, compensation cost is recorded with respect thereto. If and when a point in time is reached that the Company believes the performance goals will not be achieved, it will then reverse the equity-based compensation expenses recorded up to that point in time for all vesting periods completed through such date.

Compensation expense relating to future equity awards will depend on factors such as the level and type of future awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable risk-free interest rates; and future levels of forfeitures of such awards. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income (loss) when making such grants.

For a discussion of the Company’s equity remuneration plans, see Item 6 - Directors, Senior Management and Employees - Share Ownership - Equity Remuneration Plans.

(ix) Contingencies

From time to time, the Company is subject to claims arising in the conduct of its business, including claims relating to product liability, employees, suppliers and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Company will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Company will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel. For a discussion of the Company’s contingencies, see Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings and Note 9b(ii) to the Financial Statements.

(d) Newly Issued Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 1w to the Financial Statements.

(e) Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i) Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2015		2014		2013
	in thousands	% of total	in thousands	% of total	in thousands	% of total
China	$223,120	30	$202,836	35	$177,304	40
Taiwan	170,297	23	98,405	17	74,807	17
Europe	108,074	14	54,004	9	18,605	4
North America	98,387	13	87,900	15	43,042	10
Korea	59,299	8	55,607	9	72,333	16
Japan	45,044	6	44,840	8	33,676	8
Other*	48,296	6	39,154	7	20,228	5

Total	$752,517	100	$582,746	100	$439,995	100

*	mainly in the Far East.

During 2015, revenues from product sales in Taiwan increased sharply, due mainly to increased demand for SD products for the RF and Advanced Packaging sectors, but also as a result of increased investments by FPD manufacturers. The increase in revenues generated in North America and, particularly, Europe is a reflection of the full year contribution of SPTS.

During 2014, revenues from product sales in China increased as compared with 2013, as a result of the continued capital expenditures during the year by FPD manufacturers in that country. The approximately 10% increase in the proportion of revenues generated outside Asia reflects the impact of the SPTS Acquisition on the Company’s geographical diversification.

During 2013, the Company recorded significantly higher revenues compared with the previous year from product sales in China, mainly reflecting increased capital expenditures during 2013 by FPD manufacturers in that country. The higher revenues from product sales in Korea compared with the previous year was attributable primarily to the Company’s PCB and additional adjacent electronics component manufacturing solutions and mainly reflected the need on the part of Korean PCB manufacturers for DI solutions for use in the manufacture of advanced HDI for smartphones.

The Company’s ability to foresee future changes in the total volume of orders for its products and services remains limited, particularly, but not only, with respect to its PCB products. The inherent uncertainties associated with the global economic environment and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, means that past operating results may not necessarily be indicative of the future. See Trend Information.

(ii) Cost of Revenues

	Year Ended December 31,
	2015		2014		2013
	in thousands	% of sales/service revenues	in thousands	% of sales/service revenues	in thousands	% of sales/service revenues
Cost of Products Sold
Material and subcontractors	$240,601		$185,431		$125,043
Labor costs	27,856		26,006		20,753
Overhead and other expenses	17,046		12,544		10,906

Subtotal	285,503	53.1	223,981	55.4	156,702	53.3

Cost of Services Rendered
Materials consumed	$60,687		$51,167		$44,088
Labor costs	42,462		37,135		34,117
Overhead and other expenses	24,067		17,270		13,548

Subtotal	127,216	59.1	105,572	59.1	91,753	62.9

Total Cost of Revenues	$412,719		$329,553		$248,455

(f) Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

The corporate tax rate in Israel, effective as of January 1, 2016, is 25%, compared with 26.5% in 2015 and 2014, and 25% in 2013. However, Orbotech’s effective tax rate in 2015 was 19.4% (14.9% excluding the effect of the sale of the Thermal Products Business) due to the combination of the factors described below.

The effective tax rate of Orbotech is primarily influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of the Company’s income in Israel which is entitled to tax benefits pursuant to the Investment Law; and (d) the portion of the Company’s income which is entitled to reduced tax rates under a United Kingdom tax incentive (known as the ‘Patent Box’ regime) which is designed to encourage companies to make profits from their patents by reducing the tax payable on those profits.

Orbotech elected the alternative benefits route under the Investment Law with respect to its Approved Enterprises. Under this route the Company waived government grants in return for a tax exemption on undistributed income. Due to the geographic location of the Company’s facilities, such tax exemption on undistributed income applied for a limited period of two years. In the event that such tax exempt income is distributed as a dividend or a deemed dividend, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income. During the remainder of the applicable benefits period, a corporate tax rate not exceeding 25% applied. The Company’s entitlement to such benefits was conditioned upon its compliance with the terms and conditions prescribed in the Investment Law. During 2013, the benefits period applicable to the last of the Company’s Approved Enterprises expired.

In April 2005, substantive amendments to the Investment Law came into effect. Under these amendments, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a ‘Benefiting Enterprise’, subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel. As a result of these amendments, tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to the applicable corporate tax that would otherwise have been payable on such income. Therefore, the Company could be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. To date, Orbotech Ltd. has not generated tax exempt income from Benefiting Enterprises.

Dividends distributed from taxable income derived from Orbotech Ltd.’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period would subject the recipient to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company.

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the tax rate applicable to such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011and 2012, 7% and 12.5%, respectively, in 2013, and 9% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced income tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company, provided, however, that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Should a company elect to implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises prior to June 30, 2015, dividends distributed from income derived from Approved Enterprises or Benefiting Enterprises to another Israeli company would also not be subject to tax. Orbotech Ltd. has not elected to implement the 2011 Amendment. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises as previously described, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

The 2011 Amendment had no material effect on the tax payable in respect of the Company’s Israeli operations during 2015.

The combination of the factors described above produced effective tax rates of 14.9% (excluding the effect of the sale of the Thermal Products Business), 8.7% and 15.0% for the years 2015, 2014 and 2013, respectively.

See Item 4 - Information on the Company - Business Overview - Additional Considerations Relating to the Company’s Operations in Israel and in Wales; Note 11 to the Financial Statements; and Operating Results - Critical Accounting Policies and Estimates - Taxes on Income.

(g) Impact of Currency Fluctuations

Because the Company’s results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which the Company operates (primarily the NIS, the GBP, the Euro, the Japanese Yen, the Chinese Renminbi and the Taiwanese dollar) will affect the Company’s results of operations. During 2015, on a comparative annual average basis as against 2014, the main currencies relevant to the

Company’s operations strengthened (weakened) against the Dollar, as follows: the NIS by (0.3)%, the GBP by (4.9)%, the Japanese Yen by (0.8)%, the Chinese Renminbi by (6.1)%, the Euro by (10.4%)% and the Taiwanese dollar by (3.9%).

For information with respect to currency hedging programs maintained by the Company, see Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

(h) Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2015	2014	2013
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	54.8	56.6	56.5
Gross profit	45.2	43.4	43.5

Operating expenses
Research and development costs:
Expenses incurred	14.4	15.7	16.5
Less - government participations	0.5	0.5	0.7
Net research and development costs	13.9	15.2	15.8

Selling, general and administrative expenses	15.6	16.5	17.3
Equity in earnings of Frontline	(0.8)	(1.0)	(1.3)
Amortization of intangible assets	4.0	3.3	0.9
SPTS Acquisition costs		1.2
Gain from the sale of the Thermal Products Business	(0.1)
Total operating expenses	32.6	35.2	32.7

Operating income	12.6	8.2	10.8

Financial expenses - net	3.1	1.5	0.3
Income before taxes on income	9.5	6.7	10.5

Income tax expenses	1.8	0.6	1.6

Share in losses of an associated company	0.1	0.1
Net income	7.6	6.1	8.9

Loss attributable to the non-controlling interest			0.2

Net income attributable to Orbotech Ltd.	7.6	6.1	9.1

(i) Year Ended December 31, 2015 Compared To Year Ended December 31, 2014

The Company’s financial results for 2015 reflected the full year effect of the inclusion of the SD business. In addition, in 2015 the Company experienced high demand for its SD solutions, and witnessed continued investments by FPD manufacturers in China and Taiwan. The slowdown in the PCB industry led to reduced demand for the Company’s PCB solutions.

Revenues from the sale and service of the Company’s equipment and software in 2015 totaled $752.5 million, compared with $582.7 million in 2014, an increase of approximately $169.8 million, or 29.1%. Service revenues in 2015 were $215.1 million, compared with $178.8 million in 2014, an increase of approximately $36.3 million, or 20.3%. These increases reflected mainly the full year inclusion of the SD business.

Revenues from the sale and service of PCB-related equipment in 2015 were $255.5 million, compared with $286.2 million in 2014. This decrease reflects the general slowdown in the PCB industry as a result of reduced growth in demand for smartphones, a weaker market for personal computers and lower investment in fourth generation (“4G”) mobile telecommunications infrastructure.

Revenues from the sale and service of FPD-related equipment in 2015 were $204.9 million, compared with $160.7 million in 2014. This increase is primarily the result of continued fabrication facility expansions by FPD manufacturers in China and Taiwan to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of SD equipment in 2015 were $262.2 million. This compared with revenues from the sale and service of SD equipment of $186.0 million for the full year of 2014, of which $75.4 million were attributable to the period prior to, and $110.6 million to the period following, consummation of the SPTS Acquisition on August 7, 2014. This increase is primarily due to the increasing deployment of MEMS and RF devices inside smartphones and the rapid rise of FOWLP.

Revenues from the sale and service of the Company’s Solar Energy segment in 2015 were $15.6 million, compared with $11.9 million in 2014.

Revenues from the sale and service of the Company’s Recognition Software segment in 2015 were $14.3 million, compared with $13.2 million in 2014.

The increase in the cost of products sold in 2015 of $61.5 million, or 27.5%, resulted from the increase in revenues from products sold of $133.4 million. This primarily reflected the higher expenditures on materials and components, labor costs, overhead and other expenses as a result of the increased volume of products sold.

The increase in the cost of services rendered in 2015 of $21.6 million, or 20.5%, is primarily the result of the full year inclusion of the SD business.

Gross profit for 2015 was $339.8 million, or 45.2% of total revenues, compared with $253.2 million, or 43.4% of total revenues, in 2014. Gross profit for 2015 from sales of equipment was $251.8 million, or 46.9% of product sales, compared to $180.0 million, or 44.6% of product sales, during 2014. The higher gross margin is a result of leveraging the Company’s global supply chain as well the change in the mix of products sold over this period. Gross profit for 2015 from services rendered was $87.9 million, or 40.1%, of service revenues, compared with $73.2 million, or 41%, of service revenues, during 2014.

Research and development costs net increased to $103.9 million in 2015 from $88.7 million in 2014, due primarily to the full year inclusion of the SD business. During 2015, the Company received $4.7 million, compared with $2.7 million received in 2014, in royalty-free participations in its research and development expenditures, primarily from the Israeli Government and European sponsored sources.

Selling, general and administrative expenses in 2015 were $117.5, compared to $95.7 million in 2014 (which excludes $0.5 million income associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers). This increase was principally attributable to the full year inclusion of the SD business. The costs associated with the Korean Matter net of recoveries from insurance companies were not material in 2015.

Equity earnings in Frontline in 2015 were $5.8 million, unchanged from the $5.8 million recorded in 2014.

The amortization of other intangible assets, primarily attributable to the SPTS and PDI Acquisitions, increased during 2015 to $30.2 million from $19.2 million in 2014. For further information concerning amortization expenses for 2015, 2014 and 2013, see Item 5 - Operating Results - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

Net financial expenses totaled $23.6 million in 2015, compared with $9.0 million in 2014. This increase mainly reflects the full year inclusion of the term loan facility entered into to finance the SPTS Acquisition. In addition, most of the currencies in those countries in which the Company operates weakened during 2015 against the Dollar, resulting in devaluation of certain of the Company’s assets.

Income tax expense for 2015 was $13.8 million, compared with $3.4 million in 2014. The Company’s effective tax rate for 2015 was 19.4% (14.9% excluding the effect of the sale of the Thermal Products Business) compared to 8.7% in 2014. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and reduced tax rates and other incentives in non-Israeli jurisdictions. See Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $0.1 million in both 2015 and 2014. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 6% minority interest in Orbograph.

GAAP net income attributable to Orbotech Ltd. for the year ended December 31, 2015 was $56.8 million, or $1.31 per share (diluted), compared with $35.4 million, or $0.83 per share (diluted), for the year ended December 31, 2014.

(j) Year Ended December 31, 2014 Compared To Year Ended December 31, 2013

During 2014, the Company took an important step towards implementing its strategy of expanding into the high growth areas of Advanced Packaging and MEMS with the SPTS Acquisition. As a result of the SPTS Acquisition, the Company became significantly larger, further diversified and more geographically balanced. The Company’s financial results for the year reflected the effects, on and from the SPTS Closing Date, of this significant acquisition, as well as a further improvement in demand for its FPD equipment, offset by a modest decrease in PCB equipment sales, primarily reflecting the slowdown in Korea.

Revenues from the sale and service of the Company’s equipment and software in 2014 totaled $582.7 million, compared with $440.0 million in 2013, an increase of approximately 32.4%. The inclusion of revenues from SPTS following the SPTS Acquisition increased consolidated revenue by $110.6 million. Service revenues in 2014 were $178.8 million, compared with $146.0 million in 2013, an increase of approximately $32.8 million, which reflected the inclusion of service revenues of SPTS, but was also a function of increase in service business generated in the Company’s PCB division.

Revenues from the sale and service of PCB-related equipment in 2014 were $286.2 million, compared with $295.3 million in 2013. This slight decrease reflected the slowdown of business in Korea, offset, in part, by the increase in service revenues and demands from China for the Company’s PCB-related equipment.

Revenues from the sale and service of FPD-related equipment in 2014 were $160.7 million, compared with $131.6 million in 2013. This increase was primarily the result of continued fabrication facility expansions by LCD manufacturers in China to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of SD equipment in 2014 were $110.6 million. SPTS recorded revenues of $186.0 million for the full year of 2014, $75.4 million of which were attributable to the period prior to its acquisition by the Company on August 7, 2014.

Revenues from the sale and service of the Company’s Solar Energy segment in 2014 were $11.9 million. 2014 was the first year in which the Company recognized revenues from sales of its products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels.

Revenues from the sale and service of the Company’s Recognition Software segment in 2014 were $13.2 million, unchanged from the $13.2 million recorded in 2013.

The increase in the cost of products sold in 2014 of $67.3 million, or 43%, resulted from the increase in revenues from products sold of $110.0 million, or 37.4%. This primarily reflected the higher expenditures on materials and components labor costs, overhead and other expenses as a result of the increased volume of products sold.

The increase in the cost of services rendered in 2014 of $13.8 million, or 15.1%, was primarily the result of the consolidation of the financial results of SPTS from the SPTS Closing Date.

Gross profit for 2014 was $253.2 million, or 43.4% of total revenues, compared with $191.5 million, or 43.5% of total revenues, in 2013. The Company preserved similar gross margins in 2014 as in 2013. Gross profit for 2014 from sales of equipment was $180.0 million, or 44.6% of product sales, compared to $137.3 million, or 46.7% of product sales, during 2013. The lower gross margin was a result of the change in the mix of products sold over this period. Gross profit for 2014 from services rendered was $73.2 million, or 41%, of service revenues, compared with $54.2 million, or 37.1%, of service revenues, during 2013. The higher gross margins on service revenues in 2014 compared to 2013, was a function of the Company’s increased ability to generate additional service revenues while utilizing only a partially increased level of resources.

Research and development costs net increased to $88.7 million in 2014 from $69.6 million in 2013, due primarily to the inclusion of the financial results of SPTS from the SPTS Closing Date in the amount of $9.5 million and increased investment in research and development projects. During 2014, the Company received $2.7 million, compared with $3.2 million received in 2013, in royalty-free participations in its research and development expenditures, primarily from the Israeli Government and European sponsored sources.

Selling, general and administrative expenses were $95.7 million (excluding $0.5 million expenses associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers), compared to $77.5 million in 2013 (excluding $1.6 million income associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers). This increase was principally attributable to the inclusion of the financial results of SPTS from the SPTS Closing Date in the amount of $11.5 million and additional sales and marketing expenses as a result of the increase of equipment sales in 2014. The costs associated with the Korean Matter were $2.2 million, net of $1.7 million in recoveries from insurance companies, and were recorded in selling, general and administrative expenses.

Equity earnings in Frontline in 2014 were $5.8 million compared with $5.6 million in 2013.

The amortization of other intangible assets, primarily attributable to the SPTS and PDI Acquisitions, increased during 2014 to $19.2 million from $4.0 million in 2013. For further information concerning amortization expenses for 2014 and 2013, see Operating Results - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

Net financial expenses totaled $9.0 million in 2014, compared with $1.2 million in 2013. This increase reflected the term loan facility entered into to finance the SPTS Acquisition.

Income tax expense for 2014 was $3.4 million, compared with $6.9 million in 2013. The Company’s effective tax rate for 2014 was 8.7%, compared to 15.0% in 2013. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions, reduced tax rates and other incentives in non-Israeli jurisdictions and the changes in various exchange rates to the NIS. See Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $0.1 million for 2014, compared to net loss of $0.8 million in 2013. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 6% minority interest in Orbograph.

GAAP net income attributable to Orbotech Ltd. for the year ended December 31, 2014 was $35.4 million, or $0.83 per share (diluted), compared with $40.0 million, or $0.92 per share (diluted), for the year ended December 31, 2013.

5.B Liquidity and Capital Resources

(a) General

The Company’s equity as a percentage of its total assets was 54.2% at December 31, 2015, compared with 48.1% at December 31, 2014 and 73.4% at December 31, 2013.

Cash and cash equivalents (including restricted cash), short-term bank deposits and marketable securities were $191.3 million at December 31, 2015, compared with $162.3 and $218.2 million at December 31, 2014 and 2013, respectively. The Company had gross debt of $239.6 million at December 31, 2015 and $299.3 million at December 31, 2014, and had no debt at December 31, 2013.

Cash generated from operating activities in 2015 was approximately $89.3 million, compared with approximately $51.4 million and $46.0 million generated in 2014 and 2013, respectively. Inventories at December 31, 2015 were $133.3 million, compared with $157.0 million and $93.9 million at December 31, 2014 and 2013, respectively. Net trade accounts receivable were $284.2 million at December 31, 2015, compared with $248.1 million and $198.2 million at December 31, 2014 and 2013, respectively. The period trade receivables were outstanding at December 31, 2015 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) was 138 days at December 31, 2015, compared with 155 days at December 31, 2014 and 164 days at December 31, 2013. The Company did not record any significant bad debts during 2015, 2014 or 2013, and its allowance for doubtful accounts was $2.9 million or 1.0% of outstanding receivables at December 31, 2015, compared with $3.4 million or 1.3% of outstanding receivables at December 31, 2014 and $3.9 million or 1.9% of outstanding receivables at December 31, 2013. Aggregate accounts payable and accruals were $160.0 million at December 31, 2015, compared with $146.3 million and $99.1 million at December 31, 2014 and 2013, respectively, primarily due to the increase in the volume of activities, mainly as a result of the SPTS acquisition in August 2014. Deferred income decreased by $8.7 million to $29.3 million at December 31, 2015, primarily reflecting a decrease in customer advances.

During 2015, the Company used a total of $59.6 million to prepay a portion of the Term Loans (as defined below) and $19.4 million, compared with $12.5 million during 2014 and $13.0 million during 2013, for capital expenditures; and received $10.0 million from the sale of the Thermal Product Business and approximately $9.9 million, compared with $8.3 million during 2014 and $3.3 million during 2013, from the exercise of options.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, it sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During 2015, the Company sold approximately $35.4 million of these instruments, compared with $39.0 million and $19.0 million sold during 2014 and 2013, respectively.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Japanese Yen). See Item 11 - Quantitative and Qualitative Disclosures About Market Risk. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its cash and cash equivalents available as of December 31, 2015 and funds generated from operations will be sufficient to meet its working capital and debt service requirements for the next twelve months.

The Company regularly evaluates its capital structure and considers refinancing transactions, including incurring debt in specific jurisdictions and selective corporate financing transactions through the issuance of debt, equity and/or equity-linked securities, in each case, subject to the Company’s business needs and objectives and market and other conditions. The proceeds of any such transactions are expected to be used for general corporate purposes, including voluntary prepayments of debt, working capital and acquisitions. The amounts and dilution associated with any such transaction may be significant. The timing, structure and amount of any such transaction depends on the Company’s needs, contractual restrictions and prevailing market conditions, and the Company cannot assure investors that a transaction will occur in the near term or at all.

(b) OLTS Investment

Approximately 16% of OLTS’s equity interest as of December 31, 2015 was held by the two developers of certain of OLTS’s technology. Each of these two developers holds a put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These put options shall become exercisable upon the achievement of a certain financial milestone by OLTS (which was not met in 2015). The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. These put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

The Company ownership percentage in OLTS was approximately 80.4% on a fully diluted basis as of December 31, 2015.

(c) PixCell Investment

From 2011 through 2015, the Company through its venture capital fund, Orbotech Technology Ventures L.P., invested a total of $5.0 million in PixCell Medical Technologies Ltd. (“PixCell”) and paid other shareholders of PixCell a total of $0.5 million, in consideration for approximately 45% (on a fully diluted basis) of the share capital of PixCell, an Israeli company developing diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count and hemoglobin level tests. Out of the total PixCell investment of $5.0 million, the Company invested $1.5 million in 2015, and was granted an option to purchase additional shares of PixCell in consideration for an aggregate exercise price of $1.0 million. The option was exercised in February, 2016, following which the Company holds 50% (45% on a fully diluted basis) of the outstanding share capital of PixCell. The Company is entitled to invest additional amounts and to purchase additional shares from PixCell’s other shareholders in consideration for an aggregate amount of approximately $6.0 million, following which the Company would be expected to hold approximately 63% (on a fully diluted basis) of the share capital of PixCell and, subject to its continuous investment in PixCell, the Company will also have the right to acquire 100% of the share capital of PixCell. In the event the Company invests the entire $6.0 million as aforesaid, then subject to certain terms and conditions (including the achievement of a certain financial milestone) the Company will be required to acquire 100% of the share capital of PixCell.

(d) Senior Secured Term Loans

On August 7, 2014, the Company, and its wholly owned subsidiary Orbotech, Inc. (the “Borrower”), entered into a senior secured credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent, and a syndicate of lenders. Under the Credit Agreement, the Borrower borrowed $300.0 million aggregate principal amount of senior secured term loans (the “Term Loans”). The proceeds of the Term

Loans were used by the Borrower, together with approximately $100.0 million of cash available to the Company, directly or indirectly, (a) to pay the cash consideration in respect of the acquisition of SPTS, (b) to repay indebtedness outstanding under the Senior Facilities Agreement dated as of May 31, 2012, by and among SPTS, Barclays Bank PLC, HSBC Bank PLC and the other parties thereto, (c) to redeem outstanding notes of a subsidiary of SPTS and (d) to pay transaction costs associated with the foregoing. As of January 31, 2016, the outstanding principal amount of the Term Loans was $239.6 million.

(i) Interest and Maturity

The Term Loans bear interest at a floating rate equal to, at Borrower’s option, either (a) a base rate determined by reference to the highest of (1) the interest rate announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate, (2) the federal funds effective rate plus 1/2 of 1.0% and (3) a LIBO rate determined by reference to the costs of funds for Dollar deposits for a one-month interest period adjusted for certain additional costs plus 1.0% or (b) a LIBO rate determined by reference to the costs of funds for Dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. For the purpose of determining the interest rate payable on the Term Loans under clauses (a) and (b) of the immediately preceding sentence, the LIBO rate will in no event be less than 1.0%. The applicable interest rate margin will be 3.0% with respect to base rate borrowings and 4.0% with respect to LIBO rate borrowings. The Term Loans will mature on August 7, 2020.

(ii) Amortization and Prepayments

The Company is required to make amortization payments in quarterly installments, which commenced on December 31, 2014. As a result of the voluntary prepayments described below, the amortization of the Term Loans has been reduced such that the next seven quarterly amortization payments will be approximately $0.6 million and thereafter the amount of each of the subsequent 11 quarterly amortization payments will be $4.6 million, which amounts may be further reduced upon any future mandatory or voluntary prepayments. The balance of the principal amount will be due at final maturity. Prepayments of all or any portion of the Term Loans of a certain class reduce subsequent scheduled amortization payments of the Term Loans of such class as directed by the Borrower.

The Borrower is permitted to repay outstanding Term Loans or any portion thereof at any time without premium or penalty. In addition to permitting voluntary prepayments at any time, the Credit Agreement contains mandatory prepayment provisions. These mandatory prepayment provisions contain certain exceptions and customary thresholds. Subject to these exceptions and thresholds, the Borrower will be required to make mandatory prepayments of the Term Loans under certain circumstances, including from (a) 100% of the net cash proceeds from certain non-ordinary course assets sales (including casualty and condemnation proceeds) in excess of $2.5 million per sale and $5.0 million per year (with a 365-day reinvestment right and other exceptions), (b) 100% of the net cash proceeds from the issuance or incurrence of debt not otherwise permitted under the Credit Agreement and (c) 50% of annual excess cash flow (as defined in the Credit Agreement), with step-downs to 25% and 0% if the ratio of the Company’s total consolidated debt to its trailing four-quarter consolidated EBITDA (as defined in the Credit Agreement) is less than 1.25 to 1.00 and 0.75 to 1.00, respectively. Any mandatory prepayment also reduces subsequent scheduled amortization payments as directed by the Borrower.

During 2015, the Company prepaid an aggregate principal amount of $59.6 million of the Term Loans, $10.4 million of which was pursuant to the amortization schedule and the mandatory prepayment provision resulting from the sale of the Thermal Products Business and $49.2 million of which was pursuant to the voluntary prepayment provision.

(iii) Incremental Term Loans

The Credit Agreement provides that the Borrower has the right to incur additional term loans thereunder in an aggregate principal amount not to exceed the greater of: (a) $50.0 million; and (b) the amount that would not cause the Company’s ratio of total consolidated secured debt to trailing four-quarter consolidated EBITDA (as defined in the Credit Agreement) to exceed 1.75 to 1.00, calculated on a pro forma basis (as defined in the Credit Agreement). The lenders under the Credit Agreement are under no obligation to provide any such additional term loans, however. As of December 31, 2015, the Company’s ratio of total consolidated secured debt to trailing four-quarter consolidated EBITDA (as defined in the Credit Agreement) was 1.67 to 1.00.

(iv) Guarantees and Collateral for the Term Loans

The Borrower’s obligations under the Credit Agreement are guaranteed by the Company and by certain existing subsidiaries of the Company that are organized under the laws of England and Wales, the United States, Hong Kong and Singapore, in each case subject to certain exceptions and limitations. In addition, certain after acquired or organized material subsidiaries of the Company organized under the laws of Israel, England and Wales or the United States will be required to guarantee Borrower’s obligations under the Credit Agreement upon their acquisition or formation. The Credit Agreement and the related guarantees are (or are expected to be) secured by security interests in substantially all tangible and intangible assets of the Borrower and the guarantors (subject to certain exceptions and limitations). The Company also issued the Debenture on August 7, 2014, to create a fixed charge on its goodwill and a floating charge on all of its assets, other than certain Excluded Assets (as defined in the Debenture) to guarantee payment of the Obligations (as defined in the Credit Agreement).

(v) Covenants and Events of Default

The Credit Agreement requires the Company and its subsidiaries on a consolidated basis to maintain compliance with a minimum liquidity amount (as defined) of $40.0 million tested as of the last day of each month, and places certain restrictions on the ability of the Company, the Borrower or certain of the Company’s subsidiaries to, among other things, incur debt and liens; merge, consolidate or liquidate; make investments; dispose of assets; enter into sale and leaseback transactions; pay dividends and make other restricted payments; undertake transactions with affiliates; enter into restrictive agreements on their ability to grant liens, make dividends and other distributions; amend material documents, change fiscal periods; and designate unrestricted subsidiaries. As of December 31, 2015, the Company was in compliance with all covenants in the Credit Agreement.

The Credit Agreement contains customary events of default, such as payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees and change in control.

The above summary of the Credit Agreement and the brief description of the guarantees and collateral securing the obligations thereunder are each qualified in their entirety by reference to the complete terms and provisions thereof, each of which are incorporated by reference herein.

Certain Non-GAAP Information

Non-GAAP net income for 2015 was $90.8 million, or $2.09 per share (diluted), compared with $63.2 million, or $1.48 per share (diluted) for 2014. The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results for the years ended December 31, 2015, 2014 and 2013.

In this Annual Report, the Company presents certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with the sale or disposition of businesses, restructuring and asset impairments; (iv) tax impact; and/or (iv) share in losses of associated company, in each case, as described in more detail in the Reconciliation. In addition, the Company presents EBITDA, Adjusted EBITDA and Credit Facility EBITDA, each as defined in the Reconciliation. Credit Facility EBITDA is Adjusted EBITDA as further adjusted to give effect to the other items identified as permitted adjustments pursuant to the terms of the Credit Agreement.

Management regularly uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. The Company believes that these measures enhance investors’ ability to review and understand trends in the Company’s business from the same perspective as management and understand the calculation of covenants under the Credit Agreement. The Company believes its presentation of some of these non-GAAP measures facilitates comparisons between periods because they provide consistency in its financial reporting among periods and exclude certain financial expenses. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Consolidated Financial Statements, which are prepared in accordance with GAAP, except as otherwise described therein. Some of the limitations of the Company’s non-GAAP measures are:

•	they do not include equity-based compensation, as further described below, and certain other non-cash charges;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and non-GAAP measures do not reflect any cash requirements for such replacements;

•	they do not reflect every cash expenditure, such as tax payments, that are required to be paid in cash and could be material to the Company;

•	they do not reflect changes in, or cash requirements for, working capital needs;

•	they do not reflect interest expense, or the cash requirements to service interest or principal payments on the Company’s debt;

•	they do not reflect the impact of income or charges resulting from matters the Company considers not to be indicative of its ongoing operations; and

•	other companies may calculate these measures differently than Orbotech does, limiting their usefulness as a comparative tool.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure and Adjusted EBITDA. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses are expected to recur in future periods.

The effects of amortization of intangible assets and impairment charges have also been excluded from the non-GAAP net income measure and EBITDA. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. The use of intangible assets contributed to revenues earned during the periods presented and will also contribute to future period revenues. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are non-recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions.

Reconciliation of GAAP to Non-GAAP Results

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands (except per share data)
Reported operating income on GAAP basis	$94,704	$48,146	$47,531

Equity based compensation expenses	3,816	3,192	3,182
Amortization of intangible assets	30,224	19,235	4,041
Gain from the sale of the Thermal Products Business	(628)
SPTS Acquisition costs		6,761

Non-GAAP operating income	$128,116	$77,334	$54,754
Reported net income attributable to Orbotech Ltd. on GAAP basis	$56,771	$35,380	$40,001
Equity based compensation expenses	3,816	3,192	3,182
Amortization of intangible assets, net of taxes	26,986	17,412	4,041
Loss from the sale of the Thermal Products Business, net of taxes	2,564
SPTS Acquisition costs		6,761
Share in losses of associated company	615	417	252

Non-GAAP net income	$90,752	$63,162	$47,476

Non-GAAP net income per share - diluted	$2.09	$1.48	$1.10

Shares used in non-GAAP net income per share calculation	43,322	42,757	43,253

The below table reconciles net income to EBITDA, Adjusted EBITDA and Credit Facility EBITDA as calculated in accordance with the Credit Agreement.

EBITDA, Adjusted EBITDA and Credit Facility EBITDA as determined in accordance with the Credit Agreement for the twelve months ended December 31, 2015

U.S. dollars in thousands
NET INCOME	$56,771
Finance expenses	23,585
Taxes	13,788
Depreciation	15,058
Amortization of intangible assets	30,224

EBITDA	$139,426
Equity based compensation expenses	3,816
Minority interest and interest losses	(55)
Losses in associated company	615
Gain from the sale of the Thermal Products Business	(628)

ADJUSTED EBITDA	$143,174
Litigation expenses (a)	680

CREDIT FACILITY EBITDA	$143,854

(a)	Reflects the elimination of litigation expenses related to the Korean Matter and certain other litigation.

Although Credit Facility EBITDA is derived from the Financial Statements, the calculation of Credit Facility EBITDA pursuant to the Credit Agreement presented in this Annual Report will permit certain estimates and assumptions that may differ materially from actual results. For example, the Company is permitted to estimate annual net cost synergies as a result of specified actions, including the SPTS Acquisition. Although management is required under the Credit Agreement to use reasonable estimates and assumptions, investors should not place undue reliance upon the calculation of Credit Facility EBITDA given the manner in which it is calculated and the possibility that the underlying estimates and assumptions may ultimately not reflect actual results. The estimated cost synergies, for example, would increase Credit Facility EBITDA by the amount of savings expected to be achievable. No assurance can be given, however, that the Company will be able to realize such cost savings. Also, cash costs incurred by the Company in connection with implementing synergies do not reduce Credit Facility EBITDA. Moreover, cash costs may prove to be greater than estimated. In addition, the Credit Agreement permits the Company to adjust Credit Facility EBITDA for items that would not meet the standards for inclusion in pro forma financial statements under Regulation S-X and other SEC rules. Some of these adjustments may be too speculative to merit adjustment under Regulation S-X; however, the Credit Agreement permits such adjustments for purposes of determining Credit Facility EBITDA. As a result of these adjustments, the Company may be able to incur more debt or pay dividends or make other restricted payments in greater amounts than would otherwise be permitted without such adjustments even if the adjustments ultimately differ materially from actual results.

5.C Research and Development, Patents and Licenses, etc.

(a) Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expenses, if any is realized at all. As of December 31, 2015, 621 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Internally-funded research and development expenditures	$108,516	$91,320	$72,736
Governmental participations	4,662	2,669	3,163
Net outlay for research and development	$103,854	$88,651	$69,573

The governmental participations in the year ended December 31, 2015 represent funding of $2.3 million by the OCS through a royalty-free program for the development of generic technologies, $1.6 million by the Welsh government and of $0.8 million by European sponsored sources.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

Israeli Government consent for the manufacture of products developed with OCS participations outside of Israel, if granted, is generally conditioned on an increase in the total amount to be repaid to the OCS, up to 300% of the Dollar value of the grant plus applicable interest. The specific increase within this ceiling would depend on the extent of the manufacturing to be conducted outside of Israel. Israeli Government consent for the transfer of know-how developed through projects in which the Israeli Government participates and any right derived therefrom, outside of Israel, if granted, is generally conditioned on a redemption payment which is calculated according to a formula set forth in the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 1984 as amended, and regulations promulgated thereunder (the “Research Law”), but not more than six times the total amount of grants received under the Research Law and from the OCS in general, plus applicable interest. In January 2016, substantial amendments to the Research Law came into effect, which will be implemented over the coming years. Under these amendments, a new governmental authority, named the ‘National Authority for Technological Innovation’, was established to replace and succeed the OCS and its functions. Currently, the arrangements and procedures described above remain in place.

(b) Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. According to the Company’s records as of January 31, 2016, at that date the Company held approximately 205 United States patents and 481 non-United States patents, and had pending 53 United States patent applications and 322 non-United States patent applications.

Notwithstanding the above, there can be no assurance that any patent owned or licensed by the Company will not be invalidated, designed around, challenged, infringed or licensed to others, that any of the Company’s pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all, or that non-disclosure agreements will not be breached. In addition, patent coverage may not be extended to all countries, and effective copyright and trade secret protection may be unavailable or limited in certain countries. There can also be no assurance that the steps taken by the Company will prevent misappropriation of its technology. It is also possible that technology developed by the Company may be infringing on patents or other rights held by others. The Company has received in the past, and may in the future receive, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology, pay damages or enter into royalty or licensing agreements (which it may not be successful in achieving) or prevent the Company from manufacturing or selling its products.

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims, which have had any material effect on the Company’s business and results of operations. However, the Company has agreed to cover the legal costs of certain intellectual property litigation in China. See Item 3 - Key Information - Risk Factors and Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings.

Although the Company continues actively to pursue the protection of its intellectual property in the belief that its patents have significant value, it also believes that rapid technological improvement and factors such as the knowledge and experience of the Company’s management personnel and employees and their continued ability to define, develop, enhance and market new products and services afford additional protection which may, in some instances, exceed patent protection.

5.D Trend Information

The Company’s 2015 results reflect a full year of the SD business which, together with its PCB and FPD businesses, provided the Company with a strong and diversified position in the electronics industry. Industry conditions affecting the Company’s business are also expected to remain strong in 2016. The ongoing, increasing complexity of electronic devices, together with favorable industry dynamics as discussed below, is expected to continue to drive demand for the Company’s yield-enhancing and process-enabling solutions for the manufacture of electronics products. Favorable industry dynamics include the continued innovation in smart mobile devices, the emerging electronics in automobiles, increased 4G infrastructure for mobile telecommunications in China, demand for wearable solutions, increased interconnectedness of devices as reflected in the IoT, the growth of high definition, OLED and flexible display technologies along with the overall increased complexity and small size of devices with less energy consumption. The Company’s diversification, against the background of these industry dynamics, lends confidence to Orbotech’s belief that it is well positioned to achieve growth in each of its three primary businesses. Nevertheless, conditions in the electronics industry are tied to the overall economic climate and there is currently uncertainty about future growth in China. In addition, the Company is exposed to cyclicality in a number of industries, including the automotive industry. Downturns in these industries could also have a negative impact on the Company’s results.

The key factors in the growth potential of the PCB industry in 2016 are innovation in smart mobile devices, investment in the infrastructure for 4G mobile telecommunications, particularly in China, emerging wearable devices, the proliferation of electronics within automobiles, and flexible devices. Overall growth in the PCB industry is expected to be marginal in 2016. However, having focused on high-end segment PCBs, the Company believes that it is well-positioned to capitalize on opportunities in the PCB industry by continuing to provide critical production solutions designed to meet increasing production challenges. The Company’s PCB business continues to be driven by demand for its yield-enhancing and process-enabling solutions, including its technologically advanced direct imaging, AOI and AOR products and Inkjet printing, some of which are critical in the mass production of HDI and flex PCBs and packaging solutions for IC substrates. Sales are expected to be more technology, as opposed to expansion, driven. The Company also introduced new DI systems and solutions in 2015. Based on these and the other factors described above, the Company anticipates an improvement in its PCB business in 2016 as compared with 2015.

The Company expects strong growth in the demand for large size televisions and OLED in the coming years. In addition, the Company expects that growth in 2016 will be driven by momentum in 4K televisions and high resolution smartphones. The need for additional product lines to meet capacity requirements for those products, combined with the introduction of new display technologies, will lead to increased opportunities for the Company’s equipment to perform an even greater role in FPD manufacturing. OLED advances were stimulated by growth in the smartphone and TV segments and expansion into tablets and wearable devices. In addition, manufacturers continue to invest, and to announce planned future investments, in flexible display technologies. To meet the demand driven by this trend, the Company has introduced a number of new solutions focused on ultra-high resolution and high throughput. Furthermore, the Company has engaged with industry partners on multiple process innovation projects to address production challenges in flexible display manufacturing. Based on these developments, as well as a strong wave of expected investments in 2016, the Company anticipates further growth in its FPD business in 2016 as compared with 2015.

The segments of the semiconductor industry relevant to the Company are poised for growth in 2016, as increasing consumer demand for high product functionality in various industries is expected to drive the need for MEMS, Advanced Packaging, power, RF and HBLED devices. Advanced Packaging is a growing segment which creates more opportunities for the Company’s products and solutions. Specifically, FOWLP growth continues to move faster than expected, with some industry analysts considering it to be the fastest growing advanced packaging technology in the semiconductor industry. The demand for thinner devices and the growth of the IoT has created greater and more immediate need for cost-effective, high density products. The Company is well-positioned to take advantage of this growing technology. The Company concluded 2015 on a strong note in its SD business, with the receipt of approximately $57.0 million in orders for its Sigma fxP PVD systems, which play an integral part in the FOWLP production process. The financial impact of these orders commenced in the fourth quarter of 2015 and is expected to continue through the first half of 2016. In 2015, the RF experienced growth as a result of 4G mobile telecommunications products. The Company occupies a strong position in MEMS, which is expected to continue to provide revenues in 2016 as new capacity is installed for the coming generation of smartphones, wearable devices, automotive-related devices and the IoT. The demand for improvements in battery life, fuel economy and energy efficiency are also expected to lead to growth in power devices. Overall, based on these factors, the Company anticipates revenues from its SD business in 2016 will exceed those recorded for 2015.

As of December 31, 2015, the Company’s backlog, which consisted mainly of orders for its FPD and SD products, totaled approximately $152.0 million. Although orders on any particular date are not necessarily indicative of actual sales for any succeeding period, since customers may delay delivery of products or cancel orders prior to shipment, the Company believes it is well positioned to capitalize on existing and future opportunities as manufacturers make investments in capital equipment to meet heightened production challenges in a yield-focused environment. However, the Company is exposed to the risks and complexities inherent in doing business in international markets, some of which, such as those associated with the effective regulation and protection of intellectual property rights, are particularly acute in China. In addition, the Company faces continuing pricing pressure, including in China, as a result of competition from local manufacturers of PCB and FPD inspection equipment, and from Japanese manufacturers due to the weakness of the Japanese Yen relative to the Dollar. The Company’s geographic and product diversity improved its overall business position in 2015, and is expected to continue to do so in 2016.

The four cornerstones of the Company’s growth strategy in 2016 and beyond are: organic expansion through the introduction of new technologies, products and solutions; moving into adjacent industries through acquisitions; moving up the value chain to provide mission critical solutions; and expanding the Company’s role as a process innovator. The Company intends to leverage the trends in the industries it serves to achieve these growth objectives.

Although the Company will pursue its growth strategy, including through acquisitions, divestitures of non-core assets, corporate financing transactions and joint ventures, some or all of these transactions may not be announced in the foreseeable future, or at all, and the Company may not consummate these transactions even following their announcement. For a discussion of the risks associated with strategic initiatives, see Item 3 - Key Information - Risk Factor (p).

5.E Off-Balance Sheet Arrangements

The Company does not use off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities to provide liquidity, financing or credit support or to engage in leasing, hedging or research and development activities or which would expose the Company to liability that is not reflected on the face of its financial statements. The Company is not a party to any ‘off-balance sheet arrangements’ which are required to be disclosed under this Item 5.E of Form 20-F.

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as of December 31, 2015:

	(Dollars in millions)
	Payment due
	Total	At December 31, 2015	in 2016	2016 - 2018	2019 - 2020	2021 and beyond
Contractual Obligations:
Operating leases	39.6	39.6	7.9	20.4	10.4	8.8
Purchase obligations	90.7	90.7	81.3	90.7	—	—
Term Loans	239.6	239.6	14.4	39.0	200.6	—
Interest on long term debt	47.9	47.9	11.9	33.8	14.1	—

Total	417.8	417.8	115.5	183.9	225.1	8.8

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. Term Loan obligations represent repayment of principal based on the loan amortization schedule under the Credit Agreement and do not include interest payments due thereunder. Interest on long term debt is calculated based on the amortization schedule under the Credit Agreement and assuming current interest rates. The Company is not a party to any capital leases.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $14.1 million at December 31, 2015, of which $14.0 million was classified as long-term liabilities and $0.1 million was classified as short-term liabilities. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

5.G Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A Directors and Senior Management

As of January 31, 2016, the directors, the Chief Executive Officer, the President and Chief Operating Officer, the Corporate Executive Vice President for Technology and Innovation, the Corporate Vice President and Chief Financial Officer and the Corporate Secretary of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)	September 17, 1942	1992	Active Chairman of the Board of Directors of the Company (the “Board”); Director
Dr. Michael Anghel (2)(3)	January 13, 1939	2008 (4)	Chairman of the Audit Committee of the Board and Chairman of the Remuneration Committee of the Board; External Director
Yehudit Bronicki (2)	December 29, 1941	2000 (5)	Director
Dan Falk (2)(6)(7)	January 12, 1945	1997	Chairman of the Nominating Committee of the Board; Director
Avner Hermoni (2)(6)	December 4, 1947	2012	External Director
Miron Kenneth (2)	June 6, 1956	2014	Director
Dr. Jacob Richter (1)	December 24, 1945	2012 (8)	Director
Joseph Tenne (2)(3)	October 17, 1955	2014	External Director
Eliezer Tokman (2)(9)	May 13, 1950	2007	Director
Prof. Shimon Ullman (2)(10)	January 28, 1948	1992	Director
Arie Weisberg (2)	October 19, 1950	2010	Director
Asher Levy	February 15, 1959		Chief Executive Officer
Amichai Steimberg	May 25, 1962		President and Chief Operating Officer
Dr. Abraham Gross	April 29, 1951		Corporate Executive Vice President for Technology and Innovation
Ran Bareket	August 30, 1966		Corporate Vice President and Chief Financial Officer
Michael Havin	December 14, 1958		Corporate Secretary

The above table should be read in conjunction with Board Practices—Membership of Board; External Directors; Independent Directors; Financial Experts.

(1)	Yochai Richter and Dr. Jacob Richter are brothers.

(2)	‘Independent director’ as defined in the Nasdaq listing standards.

(3)	Member of the Audit Committee of the Board and the Remuneration Committee of the Board (the “Audit Committee” and the “Remuneration Committee”, respectively).

(4)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, on June 26, 2011 and again on July 10, 2014.

(5)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(6)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee of the Board (the “Nominating Committee”).

(7)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC; Mr. Falk also qualifies as a financial and accounting expert under the Companies Law. The Company has classified Mr. Falk as an independent director under the Companies Law.

(8)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.

(9)	Member of the Remuneration Committee.

(10)	Member of the Nominating Committee.

*            *             *            *            *            *             *            *            *             *

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the Merger. He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel serves as a member of the board of directors of Partner Communications Company Ltd., Syneron Medical Ltd. and BioLineRx Ltd., all of which are Israeli Nasdaq-listed companies. He is also a director of Evogene Ltd., an Israeli company listed on both the New York Stock Exchange (the “NYSE”) and the Tel Aviv Stock Exchange (the “TASE”), and of the Strauss-Group Ltd. and Dan Hotels Corporation Ltd., both of which are Israeli companies listed on the TASE. From 2004 to 2005, Dr. Anghel served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki served, from 1991 to July 2014, as the managing director of Ormat Industries Ltd. (“Ormat Industries”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki was also the chief executive officer of Ormat Technologies, Inc. (“Ormat Technologies”), a Delaware NYSE-listed company, and its subsidiaries until July 2014, and remained a member of the board of directors of Ormat Technologies and its principal subsidiaries until November 2015. Mrs. Bronicki served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of NICE-Systems Ltd. (“NICE”) and Attunity Ltd., both of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Advanced Vision Technology Ltd. (“AVT”), which is an Israeli company listed on the Frankfurt Stock Exchange. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years’ experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

Avner Hermoni served, from 2007 to December 2014, as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company. From 2003 to 2005, he was chief operations officer of NICE and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd. From 1997 to 1999, he simultaneously held the positions of president at Kulicke & Soffa (Israel) Ltd. and corporate vice president at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company. From 1990 to 1997 he served as president of Orbot Instruments Ltd. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Miron Kenneth serves as a member of the board of directors of Allot Communications Ltd., an Israeli Nasdaq-listed company, and also serves as the chairman of the board of directors of Teridion Technologies Ltd., an Israeli company specializing in overlay network technologies for service providers. From 2011 to 2013, he was chief executive officer of Pontis Ltd. and, from 2001 to 2011, was chairman and chief executive officer of Voltaire Ltd. Mr. Kenneth received his bachelor’s degree in economics and computer science from Bar Ilan University in 1982 and his master’s degree in business administration from Golden Gate University in 1985.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company, and has been a director of that company since 1993 and also serves on the boards of directors of a number of other privately held companies. He was managing director of Marathon - Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Joseph Tenne serves as the vice president finance of Itamar Medical Ltd., an Israeli TASE-listed company, and is a member of the boards of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, Enzymotec Ltd., an Israeli Nasdaq-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, and Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a Nevada Over-The-Counter QB listed company. From March 2005 to April 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies and from January 2006 to April 2013, also served as the chief financial officer of Ormat Industries. From 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Eliezer Tokman currently serves on the boards of directors of a number of privately-held companies. From 2008 to March 2015, Mr. Tokman served as the chief executive officer of Siemens Israel. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Between 1986 and 1993 Prof. Ullman was a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2015 recipient of the Israel Prize, the 2014 recipient of the EMET prize for science, art and culture and the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Plastopil Hazorea Company Ltd., an Israeli TASE-listed company, and of AVT. He also acts as a consultant to various companies. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Asher Levy has been the Chief Executive Officer of the Company since January 1, 2013, and served as President Global Business from June 2010 to December 2012, and as Deputy Chief Executive Officer - Global Business from July 2009 to May 2010. From July 2006 to June 2009, he served as Executive Vice President for Business and Strategy, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division. From November 2000 to October 2002, he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000, he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and between that time and 1997 he held various managerial and marketing positions with Orbot and, following the Merger, with the Company, including vice president for sales and marketing at Orbotech, Inc. Prior to joining Orbot, Mr. Levy worked for Digital Equipment Corporation. Mr. Levy holds a bachelor’s degree in industrial engineering and management from Ben-Gurion University of the Negev in Israel and a master’s degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

Amichai Steimberg has been the President and Chief Operating Officer of the Company since January 1, 2013, and served as Chief Operating Officer from June 2010 to December 2012, and as Deputy Chief Executive Officer - Global Finance and Operations from July 2009 to May 2010. From May 2006 to June 2009, he served as Executive Vice President and Chief Financial Officer, prior to which he had, from August 2000 to May 2006, served as Corporate Vice President for Finance and Chief Financial Officer. From January 1997 to July 2000, he served as the Executive Vice President of Orbotech, Inc., and from 1995 to January 1997, he served as that company’s Vice President Finance and Operations. Prior to joining Orbotech, Mr. Steimberg was Chief Financial Officer of Orbot Instruments Ltd. Mr. Steimberg obtained his bachelor’s degree in agricultural economics and business administration from the Hebrew University. He is a graduate of the advanced management program at Harvard Business School.

Dr. Abraham Gross has been the Corporate Executive Vice President for Technology and Innovation since October 2014 and was Executive Vice President and Chief Technology Officer from May 2006 to October 2014. From October 2012 to October 2014 he was on a period of leave of absence from the Company, during which he served as the Deputy Chief Scientist of the OCS. From 2000 to May 2006, he served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based company. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor’s and master’s degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

Ran Bareket has been Corporate Vice President and Chief Financial Officer since July 1, 2015, prior to which, from July 2014 to June 2015, he served as Vice President, Finance and Operations in the Company’s PCB

division. Before joining Orbotech, Mr. Bareket served, from January 2012 to June 2014, as vice president and chief financial officer of IVC Industries, Inc., a manufacturer of nutritional supplements and non-pharmaceutical drug products. From January 2000 to December 2011, he held various finance positions at Kulicke & Soffa Industries, Inc., a global designer and manufacturer of semiconductor, LED and electronic assembly equipment, including corporate vice president and principal accounting officer. Mr. Bareket is a certified public accountant and received his bachelor’s degree in accounting and management from the Tel Aviv Management College in Israel and his master’s degree in business administration from Pennsylvania State University.

Michael Havin has been Corporate Secretary since August 1996. Prior to joining the Company he practiced as a commercial attorney in Jerusalem from 1991 to 1995 and in Melbourne, Australia, from 1983 to 1989. He is qualified to practice law both in Israel and in Australia and holds bachelor of laws and bachelor of arts degrees from Monash University in Melbourne.

Yochai Richter and Dr. Jacob Richter are brothers. Other than that, there are no family relationships among any of the directors. None of the directors was elected or appointed to his or her current term of office under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

(a) Aggregate Executive Compensation

The following table sets forth, as a group, for all persons who were, at any time during 2015, Office Holders (as defined below) of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2015:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for equity awards
2015 Office Holders as a group (consisting of 29 persons) (1)	$8,457,459	$756,259	$1,481,384

(1)	In addition to the 11 persons who served as members of the Board during 2015, the Company considers 18 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President for Technology and Innovation and the President and Chief Operating Officer of SPTS, to have been Office Holders in 2015. Five of these 29 individuals were no longer Office Holders as of December 31, 2015.

(b) Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the Company’s five most highly compensated Office Holders with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the Company, as recognized in the Financial Statements. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives”.

Information Regarding the Covered Executives	Compensation for Services (1)
Name and Principal Position (1)	Salary and Benefits ($) (2)	Cash Bonus ($) (3)	Equity-Based Compensation ($) (4)	Total ($)
Yochai Richter (Active Chairman of the Board)	550,113	567,500	64,327	1,181,940
Asher Levy (Chief Executive Officer)	537,219	709,500	190,724	1,437,443
Amichai Steimberg (President and Chief Operating Officer)	486,646	527,000	160,851	1,174,497
Kevin Crofton (Corporate Vice President and President of the SD Division)	486,491	476,000	37,860	1,000,351
Gil Oron (Corporate Vice President and President of the FPD Division)	277,445	150,000	58,965	486,410

(1)	All Covered Executives listed in the table are full-time employees of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.89 = $1.00, which reflects the average exchange rate for 2015.
(2)	Includes benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.
(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2015, including the annual cash bonus for 2015, which have been provided for in the Company’s financial statements for the year ended December 31, 2015, but will be paid during 2016. They exclude bonuses paid during 2015 which were provided for in the Company’s financial statements for previous years.
(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements.

(c) Approval Required for Office Holders’ Compensation

Pursuant to an amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), the Company was required to adopt a compensation policy regarding the terms of office and employment of its Office Holders, including exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”). The Company’s compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders (the “Compensation Policy”), was approved by the Board in August 2013 after considering the recommendations of the Remuneration Committee and by the Company’s shareholders in September 2013.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer (“Office Holder”). As of January 31, 2016, in addition to the eleven members of the Board, the Company considers 13 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President for Technology and Innovation and the President and Chief Operating Officer of SPTS, to be Office Holders.

Pursuant to the Companies Law, arrangements between the Company and its Office Holders as to their Terms of Office and Employment must generally be approved by the Remuneration Committee and the Board, and be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that: (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded); or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the Company (the “Compensation Majority”).

The Terms of Office and Employment of directors, including a chief executive officer who is also a director, further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, shareholder approval is also required, by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for chief executive officer.

Under certain circumstances, if the Terms of Office and Employment of Office Holders who are not directors are not approved by the shareholders, where such approval is required, the Remuneration Committee and the Board may subsequently override the resolution of the shareholders following a new discussion of the matter and for specified reasons. Amendment of Terms of Office and Employment of Office Holders who are not directors requires the approval of the Remuneration Committee only, if the Remuneration Committee determines that the amendment is not material.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations (see below under Board Practices).

(d) Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay in cash equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $567,500 will be paid to Mr. Richter in respect of 2015. Pursuant to shareholder approval, commencing from the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board, continue to receive annual equity-based remuneration as provided for therein, currently with an aggregate value equal to the lesser of $75,000 and the value of 6,250 “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions).

The above terms of Mr. Richter’s employment and service were approved prior to the 2012 Amendment. Any change to the terms described above will be subject to the approval process and other conditions set forth in the 2012 Amendment.

For information concerning the cost to the Company of Mr. Richter’s compensation with respect to 2015, see ‘Individual Compensation of Covered Executives’ above.

(e) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders, with the approval of the Compensation Policy, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company, including external directors, is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect increases in the Israeli CPI according to the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On January 31, 2016, after adjustment as described in (iii) above, the annual payment to each non-employee director stood at NIS 74,361.36 (approximately $18,820); and the meeting participation compensation to each non-employee director stood at NIS 2,860.05 (approximately $720).

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors, including external directors, of the Company (the “Directors Plan”), which was amended with shareholder approval at the 2010 annual general meeting of shareholders, and again with shareholder approval at the Company’s 2015 annual general meeting of shareholders (the “2015 AGM”), at which time it was also renamed ‘The Orbotech Directors Annual Equity Award Plan’. Under the Directors Plan, each ‘eligible director’ (defined as a director who is in office immediately after any annual general meeting of shareholders, including external directors and directors who are employees of the Company, but not including the Chief Executive Officer (even if a director)), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of either Restricted Shares or “RSU”s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), with an aggregate value equal to the lesser of $75,000 and the value of 6,250 Restricted Shares with respect to the Chairman of the Board, and with an aggregate value equal to the lesser of $60,000 and the value of 5,000 Restricted Shares with respect to each other eligible director under the Directors Plan. There is no separate reserve of shares for purposes of the Directors Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under any applicable equity remuneration plan of the Company. All equity-based remuneration awarded under the Directors Plan is currently granted as part of, and out of Ordinary Shares available for grant under, the 2010 Plan or the 2015 Plan. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity remuneration plan under which they are awarded. Should a director not serve until the end of his or her term for any reason (including due to death or disability) or if a director ceases to be an ‘eligible director’ under the Directors Plan but remains a director, then any unvested Restricted Shares or RSUs held by such director at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

(f) Equity Awards to Directors

During the year ended December 31, 2015: (i) 3,910 RSUs were awarded, to the Active Chairman of the Board; and (ii) 3,128 RSUs were awarded to each other director of the Company. All of these awards were made as part of the Directors Plan, are subject to the terms of the 2010 Plan and will vest in full on May 31, 2016. For information concerning the method of calculation of the number of Restricted Shares or RSUs awarded to directors under the Directors Plan, see - Other Directors’ Remuneration.

During 2015, options to purchase a total of 109,496 Ordinary Shares were exercised by directors of the Company. In addition, during 2015, a total of 1,608 Restricted Shares held by one director (which were awarded during 2014) vested and a total of 11,583 RSUs (all of which were awarded during 2014) vested.

Pursuant to shareholder approval, each of the above equity awards, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2010 Plan or the 2015 Plan, will benefit from the capital gains tax treatment (other than equity awards to Yochai Richter and Dr. Jacob Richter granted during years in which their combined holdings exceed a certain percentage, as determined pursuant to relevant Israeli tax laws) which became available as part of the 2003 Israeli tax reform (and, with respect to RSUs, pursuant to a tax ruling the Company has received from the Israel Tax Authority) and pursuant to an election made by the Company thereunder. For further information see Share Ownership - General.

(g) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy, to ratify and approve the purchase and the periodic renewal of insurance coverage in respect of the liability of its Office Holders and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $50.0 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company; to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Following the adoption of the Compensation Policy, and consistent therewith, the Remuneration Committee and the Board resolved to similarly undertake in advance to indemnify all Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) in office at the time such resolutions were adopted, which includes all of those currently in office; and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

For information as to equity awards during 2015 to all Office Holders as a group, see Share Ownership - Certain Information Concerning Equity Awards to Office Holders.

6.C Board Practices

(a) Membership of Board; External Directors; Independent Directors; Financial Experts

All of the directors of the Company (other than external directors whose term is determined in accordance with applicable law) are elected on an annual basis to hold office until the end of the next annual general meeting of shareholders and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for under applicable law or in the Company’s Articles of Association (the “Articles”). No benefits are received by the directors upon the expiration of their term of office. The external directors currently serve three year terms as required by Israeli law and are elected according to the Companies Law.

In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a resolution adopted by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of shareholders (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of eleven members, three of whom were elected as external directors under the provisions of the Companies Law, two by the shareholders at the 2014 annual general meeting of shareholders and one by the shareholders at the 2015 AGM.

Under the Companies Law and regulations promulgated thereunder, Israeli public companies are required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders (and cannot be appointed by the Board), and may be re-elected to additional terms of three years each, subject to certain conditions; each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee, must include all external directors.

Among other requirements, a person may not be elected as an external director if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her election, any ‘affiliation’ (as defined in the Companies Law) with the company, any controlling shareholder of the company, a relative of a controlling shareholder, or any entity controlled by the company or by a controlling shareholder of the company; and if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, also with the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications, according to criteria set forth under Israeli law, and generally, at least one external director is required to have financial and accounting expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the company’s size and the volume and complexity of its activities. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

In addition to the external directors, a company may classify additional directors who meet the same non-affiliation criteria as external directors, and who have not served as directors of the company for more than nine consecutive years, as ‘independent directors’ under the Companies Law. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law. The Company has classified Mr. Dan Falk as an independent director under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and the Compensation Regulations. In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company, a controlling shareholder thereof or any entity controlled by a controlling shareholder.

There are no directors’ service contracts with the Company providing for benefits on termination of service. For information as to the employment agreement of the Active Chairman of the Board with the Company, which provides for benefits on termination of employment, see Compensation - Remuneration of the Active Chairman of the Board.

(b) Committees of the Board

The Articles provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director, general manager, chief executive officer and/or president (or any similar function with a different title) such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a remuneration committee.

(i) Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors (one of whom shall serve as the chairman of the committee), must be comprised of a majority of independent directors under the Companies Law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings.

The responsibilities of the Company’s Audit Committee include, among other things: (a) identifying flaws in the management of the Company’s business, making recommendations to the Board as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) reviewing and considering certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal auditor’s work plan and examining the Company’s internal control structure and processes; (d) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ; and (e) overseeing the accounting and financial reporting processes of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C - Principal Accountant Fees and Services.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Joseph Tenne are the current members of the Audit Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards and in accordance with the Companies Law. In addition, Mr. Dan Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law and the Company’s Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board. In addition, pursuant to the Companies Law, the Audit Committee is required to examine the external auditors’ scope of work as well as the external auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors for audit services will be required to be approved and recommended to the Board by the Audit Committee and approved by the Board. The Board has delegated its authority to approve the compensation of external auditors for non-audit services to the Audit Committee or to a delegate thereof.

(ii) Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors. The remuneration committee must include all of the external directors, one of whom shall serve as the chairman of the committee, and may not include certain directors. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations. Generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings.

The responsibilities of the remuneration committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the compensation policy and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of Office Holders; and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

The Remuneration Committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity-based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other Office Holders of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above (see Compensation - Approval Required for Office Holders’ Compensation). Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni, Mr. Joseph Tenne and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards.

(iii) Nominating Committee

The role of the Nominating Committee is to identify individuals qualified to become directors, to recommend such individuals for nomination for election as directors and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. However, under the Companies Law, the Company is not required to have an independent nominating committee as would be required under Nasdaq rules and it may in the future opt to appoint members who do not meet the Nasdaq independence standards. See Item 16G - Corporate Governance.

Mr. Dan Falk, Mr. Avner Hermoni and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards.

(c) Executive Sessions

At least twice per annum the ‘independent directors’ of the Company (in accordance with the Nasdaq listing standards) meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D Employees

As of December 31, 2015, the Company employed 2,295 people, of whom 665 were based in Israel, 880 in the Far East and Japan, 277 in the United Kingdom and 217 elsewhere in Europe and 256 in the United States; and of whom 621 were employed in research and development, 910 in marketing, sales and service, 350 in production and 414 in management and administration. As of December 31, 2014, the Company employed 2,212 people, of whom 671 were based in Israel, 806 in the Far East and Japan, 266 in the United Kingdom and 208 elsewhere in Europe and 261 in the United States; and of whom 591 were employed in research and development, 855 in marketing, sales and service, 389 in production and 377 in management and administration. As of December 31, 2013, the Company employed 1,675 people, of whom 640 were based in Israel, 695 in the Far East and Japan, 167 in Europe and 173 in the United States; and of whom 401 were employed in research and development, 690 in marketing, sales and service, 248 in production and 336 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a significant labor dispute or strike. The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of the Economy. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time; however, no such adjustments have been made in recent years.

The severance pay liability of the Company and its Israeli subsidiary to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to section 14 of the Israeli Severance Pay Law, 1963, certain of the Company’s liabilities for employee rights upon retirement are covered by regular contributions to defined contribution plans so that upon termination of employment of the relevant employees, the Company is only required to release the payments made by it to such funds on account of severance and by doing so is deemed to have complied with all of its severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning the Company’s liability for severance pay, see Note 8 to the Financial Statements.

6.E Share Ownership

(a) General

The Company presently administers the 2000 Plan, the 2010 Plan and the 2015 Plan, all of which were adopted with shareholder approval. On June 4, 2015, the 2000 Plan expired (except with respect to equity awards outstanding on that date). In addition, during 2015, the last option outstanding under the equity remuneration plans administered by PDI prior to consummation of the PDI Acquisition and assumed by the Company as part of the PDI Acquisition was exercised, with the result that no such options remained outstanding as of December 31, 2015. The 2000, 2010 and 2015 Plans are discussed in further detail below.

Awards under the Company’s equity remuneration plans (other than to directors under the Directors Plan) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years and generally expire in connection with the termination of a grantee’s employment or services. Ordinary Shares subject to equity awards granted under the 2010 and 2015 Plans generally become available for purposes of future equity awards under the respective plan upon the expiration, termination, forfeiture or lapse of such equity awards, unless this occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards granted under the 2010 Plan do not again become available for purposes of the 2010 Plan. The Company’s general policy is to settle RSUs granted under the Company’s equity remuneration plans through the issuance of Ordinary Shares rather than in cash, other securities, other awards under such plans or other property. For further information concerning these matters, see - The 2010 Plan and The 2015 Plan below.

Pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”) (and, with respect to RSUs, to a tax ruling the Company has received from the Israel Tax Authority) and to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares, shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component which would be subject to income tax at the grantee’s marginal tax rate. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the income component of such awards (if any) which is subject to income tax at the grantee’s marginal tax rate, when the related tax is paid by the employee.

For further information concerning equity awards, see Note 10 to the Financial Statements.

(b) Equity Remuneration Plans

(i) The 2000 Plan

On June 21, 2000, the Board adopted, and the Company’s shareholders subsequently approved, the 2000 Plan. The 2000 Plan terminated on June 4, 2015 (except as to awards outstanding on that date).

During 2015, under the 2000 Plan: (i) options to purchase a total of 30,060, 1,062,513 and 113,163 Ordinary Shares (having respective weighted average exercise prices of $17.57, $9.31 and $11.58 per share) were awarded, exercised and cancelled, respectively; and (ii) no Restricted Shares were granted or forfeited. As of January 31, 2016, under the 2000 Plan: (i) options to purchase a total of 1,511,737 Ordinary Shares, expiring on various dates between February 25, 2016 and May 4, 2022 and having a weighted average remaining life of 3.96 years and a weighted average exercise price of $11.71 per share, were outstanding (of which 812,941 with a weighted average remaining life of 2.90 years and a weighted average exercise price of $10.41 per share had vested); (ii) no Ordinary Shares remained available for future equity awards; and (iii) no Restricted Shares issued under the 2000 Plan remained subject to forfeiture provisions.

(ii) The 2010 Plan

On July 15, 2010, the Board adopted, and the Company’s shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or of companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives. The 2010 Plan will terminate on July 14, 2020 (except as to awards outstanding on that date).

The 2010 Plan: (i) provides only for the awarding of Restricted Shares and RSUs and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduced performance-based equity awards to the Company’s equity remuneration program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board (but which shall be linked to the Company’s profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based Restricted Shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of Restricted Shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the Restricted Shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise).

During 2015, under the 2010 Plan: (i) 70,340 non-performance-based, and 12,989 performance-based, RSUs were awarded; (ii) no Restricted Shares were awarded; (iii) 154,594 RSUs vested; and (iv) 42,838 RSUs were cancelled. As of January 31, 2016, under the 2010 Plan: (i) a total of 248,863 non-performance-based, and 77,589 performance-based, RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 102,946 Ordinary Shares remained available for future equity awards.

(iii) The 2015 Plan

On June 22, 2015, the Board adopted, and the Company’s shareholders subsequently approved, the 2015 Plan. The 2015 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and related companies (as defined in the 2015 Plan) either existing or which may in the future be organized or acquired by the Company or any related company, by providing them with opportunities to acquire a proprietary interest in the Company by the grant of equity-based incentives. The 2015 Plan will terminate on June 21, 2025 (except as to awards outstanding on that date).

The 2015 Plan provides for the granting of: (i) options to purchase Ordinary Shares; (ii) RSUs; (iii) Restricted Shares; and (iv) any other equity-based awards that the Board determines are consistent with the purposes of the 2015 Plan. The 2015 Plan provides for the ability to grant performance-based awards but does not provide for a minimum amount of awards that must be subject to performance-based criteria, nor does it specify any guidelines as to the nature of performance criteria that are to be established by the Board.

The maximum amount of Ordinary Shares available for issuance under the 2015 Plan was initially set at 1,375,000 and is to be automatically increased (but not decreased) on December 31 of each of 2016, 2017, 2018, 2019 and 2020, by the greatest possible number of Ordinary Shares (rounded down to the nearest thousand) which, when added to the sum of: (i) the total number of Ordinary Shares then subject to outstanding awards (under the 2015 Plan or any other equity-based remuneration plan of the Company); and (ii) the total number of Ordinary Shares then available for future equity awards (under the 2015 Plan or any other equity-based remuneration plan of the Company), would not exceed 9.50% of the total number of Ordinary Shares outstanding at such time. For these purposes, an award is considered to be an ‘outstanding award’ in the fiscal year in which it was granted, an option to purchase Ordinary Shares will be considered to be an ‘outstanding award’ thereafter until it is exercised and any award other than options will be considered to be an ‘outstanding award’ thereafter until it is no longer subject to conditions requiring continued service of the participant.

Under the 2015 Plan, if the employment or services of a participant with or to the Company is terminated: (i) due to resignation by the participant or dismissal of the participant for ‘cause’ (as determined by the Board in its absolute discretion), all awards held by the participant (whether vested or unvested) expire and will be cancelled and forfeited immediately upon the earlier of such termination or notice of termination of employment or services (irrespective of the effective date of such termination); (ii) due to dismissal of the participant (other than for cause) or by mutual agreement, all awards held by the participant (whether vested or unvested) shall continue to vest until, and shall remain exercisable by the participant until, and shall expire and be cancelled and forfeited upon, the effective date of termination of employment or services (unless the notice provides, or the Company and the participant agree, otherwise), provided, however, that options may not, in any event, be exercised beyond their originally-scheduled expiration dates; (iii) by reason of death, disability or retirement after age 60 with the approval of the Board, all vested options held by the participant (or the participant’s legitimate estate) as of the effective date of termination of employment or services shall remain exercisable for a period of one year following such termination, provided, however, that options may not, in any event, be exercised beyond the originally-scheduled expiration dates. Any unvested awards held by the participant shall expire and be cancelled and forfeited immediately upon such termination; and (iv) for any other reason, all awards held by the participant shall remain exercisable by the participant only to the extent and until, and shall expire and be cancelled and forfeited, as determined by the Board in its absolute discretion provided, however, that options may not, in any event, be exercised beyond their originally-scheduled expiration dates.

During 2015, under the 2015 Plan: (i) 353,695 RSUs were awarded; (ii) no options were granted nor were any Restricted Shares awarded; (iii) no RSUs vested; and (iv) 320 RSUs were cancelled. As of January 31, 2016, under the 2015 Plan: (i) a total of 357,075 RSUs were outstanding; (ii) no options had been granted nor had any Restricted Shares been awarded; and (iii) 1,017,925 Ordinary Shares remained available for future equity awards.

(c) Certain Information Concerning Equity Awards to Office Holders

The following table sets forth for all Office Holders as a group, including all persons who were, as of January 31, 2016 or at any time during 2015, Office Holders, certain information in respect of the 2000, 2010 and 2015 Plans and concerning: (i) equity awards granted by the Company between January 1, 2015 and December 31, 2015; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as of, December 31, 2015.

	Plan
	2000	2010	2015
Equity Awards Granted:
• Number of Ordinary Shares subject to options	8,260	N/A	0
• Weighted average option exercise price per Ordinary Share	$16.77	N/A	N/A
• Year of expiration of options	2022	N/A	N/A
• Number of Restricted Shares	0	0	0
• Number of RSUs	N/A	82,329	51,905
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	372,584	N/A	0
• Weighted average option exercise price per Ordinary Share	$8.88	N/A	N/A
• Restricted Shares vested	1,608	0	N/A
• RSUs vested	N/A	69,335	0
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	17,604	N/A	0
• Weighted average option exercise price per Ordinary Share	$13.24	N/A	N/A
• Number of Restricted Shares	0	0	0
• Number of RSUs	N/A	18,981	0
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	359,268	N/A	0
• Weighted average option exercise price per Ordinary Share	$11.67	N/A	N/A
• Weighted average remaining option life (years)	3.67	N/A	N/A
• Number of Restricted Shares	163,833	0	0
• Number of RSUs	N/A	159,867	51,905

(d) Certain Information Concerning Ordinary Shares Owned by Office Holders

The following table sets forth information as of January 31, 2016, concerning the shareholdings of those Office Holders known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Including Ordinary Shares held as Restricted Shares (2)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	1,015,224	16,859	2.35	%(3)
• Michael Anghel	12,490	8,058		(4)
• Yehudit Bronicki	14,170	9,738		(4)
• Dan Falk	22,170	9,738		(4)
• Avner Hermoni	4,432	0		(4)
• Miron Kenneth	0	0		(4)
• Jacob Richter	3,038,377	2,440	7.05	%(3)
• Joseph Tenne	1,287	0		(4)
• Eliezer Tokman	12,638	8,206		(4)
• Shimon Ullman	127,525	9,738		(4)
• Arie Weisberg	84,349	35,106		(4)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, or the vesting of RSUs, held by such Office Holders. For information as to outstanding option awards to directors, see the below table.
(2)	Regardless of whether the applicable restrictions have lapsed.
(3)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.
(4)	Less than 1%.

Ordinary Shares held by Office Holders have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of January 31, 2016, concerning all outstanding option awards to directors, all of which have vested in full:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Scheduled date of expiration
Yochai Richter	Sep-1-2010	10.28	4,966	4,966	Aug-31-2017
	Jun-26-2011	12.48	4,583	4,583	Jun-25-2018
	Jun-24-2012	9.40	4,889	4,889	Jun-23-2019
	Sep-11-2013	12.11	4,941	4,941	Sep-10-2020
	Jul-10-2014	15.61	4,021	4,021	Jul-9-2021

Michael Anghel	Jun-23-2009	7.21	5,301	5,301	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Yehudit Bronicki	Jun-23-2009	7.21	5,301	5,301	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Dan Falk	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Avner Hermoni	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Joseph Tenne	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Eliezer Tokman	Sep-1-2010	10.28	3,972	3,972	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Shimon Ullman	Jun-23-2009	7.21	5,301	5,301	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Arie Weisberg	Sep-1-2010	10.28	3,972	3,972	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Item 7.	Major Shareholders and Related Party Transactions

7.A Major Shareholders

The following table sets forth information as of January 31, 2016 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Dr. Jacob Richter (2) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,038,377	7.05%

• Clal Insurance Enterprises Holdings Ltd. (3) 36 Raul Walenberg Street Tel Aviv, 66180 Israel	2,487,043	5.77%

• Office Holders as a group (consisting of 24 persons) (4)	4,781,049	11.09%

(1)	The Company had outstanding, on January 31, 2016, 43,114,245 Ordinary Shares. This number does not include a total, as of that date, of 3,316,135 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Company or were available for grant pursuant to such plans, of which: 1,511,737 were subject to outstanding share options (812,941 of which had vested); 683,527 were subject to outstanding and unvested RSUs; and 1,120,871 remained available for future equity awards pursuant to such plans, comprised of:

(a)	1,511,737 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, all of which were subject to outstanding options (812,941 of which had vested);

(b)	429,398 Ordinary Shares issuable pursuant to equity awards under the 2010 Plan, of which:

(i)	326,452 were subject to outstanding and unvested RSUs; and

(ii)	102,946 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	1,375,000 Ordinary Shares issuable pursuant to equity awards under the 2015 Plan, of which:

(i)	357,075 were subject to outstanding and unvested RSUs; and

(ii)	1,017,925 remained available for future equity awards pursuant to the 2015 Plan.

The above number of Ordinary Shares outstanding also does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by Orbotech Ltd. or its subsidiaries, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in nor receive any future dividends which may be paid to shareholders of Orbotech Ltd. nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of Orbotech Ltd.; and (b) 3,416,855 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of Orbotech Ltd.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.
(3)	As of December 31, 2015, based on a report filed with the SEC dated February 16, 2016. The report indicated shared dispositive power and shared voting power as to 2,487,043 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation and IDB Development Corporation Ltd. (“IDB Development”), an Israeli public corporation. Of the 2,487,043 Ordinary Shares reported as beneficially owned by Clal, the report indicated that: (i) 61,705 Ordinary Shares are beneficially held for its own account; and (ii) 2,425,338 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting and investment decisions.
(4)	Includes 272,839 Ordinary Shares issuable upon the exercise of options or the vesting of RSUs referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, January 31, 2016. Also includes 147,183 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On January 31, 2016, there were 38 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 42,629,021 Ordinary Shares (net of 5,089,629 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 98.87% of the outstanding Ordinary Shares as of that date.

The Articles provide that each Ordinary Share shall confer upon its holder the right to vote in general meetings of the Company. All outstanding Ordinary Shares have equal voting rights. Treasury shares are not considered to be outstanding for these purposes as they have no voting rights.

7.B Related Party Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For information concerning this agreement, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board.

In June, 2015, the Company divested the Thermal Products Business to SPP Technologies Co., Ltd. (“SPT”), in which the Company, through SPTS, owns a 5% equity interest. Mr. Kevin Crofton, who is an Office Holder, also serves as a member of the board of directors of SPT and, accordingly, this transaction was reviewed and approved by the Audit Committee and the Board as a ‘related party transaction’ pursuant to the requirements of the Companies Law.

For information concerning the eligibility and participation of directors in the Directors Plan and information concerning unexercised options and unvested Restricted Shares held by directors, including awards made during 2015, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board; Other Directors’ Remuneration; Equity Awards to Directors.

For information concerning the insurance, indemnification and release of the directors, the chief executive officer and other Office Holders of the Company, see Item 6 - Directors, Senior Management and Employees - Compensation - Insurance, Indemnification and Release.

Certain equity awards held by certain Office Holders of the Company are subject to immediate vesting in the event of such Office Holder’s death or a change in control of the Company. In addition, certain Office Holders are, under certain circumstances, eligible for increased severance pay.

The shareholders approved the Compensation Policy at the 2013 annual general meeting of shareholders. A copy of the Compensation Policy is filed as an exhibit to this Annual Report.

7.C Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8.	Financial Information

8.A Consolidated Statements and Other Financial Information

(a) Consolidated Financial Statements

See Item 18 - Financial Statements and pages F-1 through F-51.

(b) Export Sales

See Item 5 - Operating and Financial Review and Prospects - Operating Results - Geographical Analysis; Worldwide Economic Situation; Cost of Revenues - Geographical Analysis and Worldwide Economic Situation and Note 14 to the Financial Statements.

(c) Legal Proceedings

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company’s financial position or profitability.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea. The charges included (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor appealed the court’s decision with respect to all the defendants on the grounds that the court’s decision contained errors of fact, errors of law and an unjust sentence. The employee of Orbotech’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all appeals and re-affirmed the trial court’s decision. Following this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. The Company’s Korean subsidiary and its employees did not appeal the appellate panel’s decision. The case is currently pending before the Supreme Court of Korea. Given the ongoing nature of these appeals, Orbotech cannot predict the timing, outcome or impact of this matter. In addition, the investigation by the prosecutor into the Company and the actions of employees of the Company outside of Korea is ongoing. The fiscal effect of these matters on the Company in 2015 has not been material. Taking into account insurance participation, in 2015 the Company recorded an expense of less than $25,000, compared with an expense of $0.5 million in 2014 and income of $1.6 million in 2013, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Korean Matter is expected to continue through at least the first half of 2016; however, it could extend beyond that time frame as a result of many factors that are outside the Company’s control. A portion of the costs have been or are expected to be reimbursed under the Company’s applicable insurance policies. The

Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. Because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the applicable Korean laws provide that fines of up to 1.50 billion Korean Won (at the exchange rate on January 31, 2016 of Korean Won 1,178 = $1.00, approximately U.S. $1.27 million) may be levied on employers based on vicarious liability for convicted employees. Employees may also be subject to monetary penalties in addition to, or in lieu of, prison sentences. These amounts may be paid by the Company under certain circumstances. The Company has not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because the Company cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model. For further information about the Korean Matter, see Item 3 - Key Information - Risk Factor (w).

One of the Company’s AOI products is the subject of patent infringement litigation in China. In this case, one of the Company’s competitors in China copied certain of the Company’s technologies and PCB AOI systems and proceeded to register utility model patents in China on certain components thereof. This competitor subsequently filed a lawsuit in the Intermediate People’s Court of Shenzhen Municipality, Guangdong Province, China, against one of the Company’s Chinese customers claiming that some of the Company’s PCB AOI systems being used by the customer infringe upon one of these utility model patents. During 2013, the above court ruled in favor of the competitor, which decision was appealed by Orbotech’s customer. In December 2015, the Guangdong High Court confirmed the lower court’s decision and ordered the customer to cease its infringing actions. The customer has indicated that it intends to seek Supreme Court approval to file an appeal against the ruling of the Guangdong High Court. The Company has agreed to cover the customer’s attorneys’ fees in these proceedings, which have, to date, not been material. The Company has also filed a motion with the Chinese State Intellectual Property Office to invalidate the relevant utility model patent of the competitor, which motion is pending.

The Company has filed lawsuits against two Chinese customers of this competitor in the Shenzhen Longgang District People’s Court, in Guangdong Province, China, claiming infringement of the Company’s copyright by using software copied from the Company for operating PCB AOI systems purchased by these customers from the competitor. During November 2015, the Court ruled in favor of the Company by confirming the infringement and ordering the customer to cease the infringing action and to cover appraisal costs. The customer filed an appeal with the Shenzhen Intermediate Court and the parties are currently awaiting notification of a hearing date. Although the Company believes there are meritorious defenses and claims in the above proceedings, it is unable to predict the timing, scope, cost and/or outcome of these matters.

From time to time, the Company is involved in other claims, proceedings, audits and civil, criminal, administrative and other legal proceedings that arise in the conduct of its business. In particular, the Company may, from time to time in the conduct of its business, make representations about the origin, function and other aspects of its products, including their classifications under complex statutory and regulatory regimes. As a result, the Company faces exposure relating to incidents involving the improper identification in importation, handling, installation and use of its products, including criminal investigations, civil actions that may entail disputes with customers, criminal penalties and/or substantial damages awards against it. Based on information available as of the date hereof, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

See Note 9b to the Financial Statements.

(d) Dividend Policy

The Company does not have any current plans to pay dividends.

On August 19, 2014, the Company adopted a capital allocation policy, which was disclosed in the Company’s Report on Form 6-K filed on August 21, 2014 and is included as an exhibit to this Annual Report.

8.B Significant Changes

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5 - Operating and Financial Review and Prospects - Trend Information.

Item 9.	The Offer and Listing

9.A Offer and Listing Details

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the intraday high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
2011	Full Year	15.62	8.95

2012	Full Year	11.85	6.43
2013	Full Year	14.41	8.05
2014	Full Year	16.79	13.12
	• First Quarter	15.54	13.12
	• Second Quarter	15.98	14.14
	• Third Quarter	16.79	14.15
	• Fourth Quarter	16.79	13.82

2015	Full Year	22.67	14.36
	• First Quarter	16.98	14.36
	• Second Quarter	22.34	15.90
	• Third Quarter	21.58	14.82
	• September	16.74	14.82
	• Fourth Quarter	22.67	14.70
	• October	17.10	14.70
	• November	20.67	16.21
	• December	22.67	20.27

2016	Full Year (through March 1)	23.18	19.00
	• First Quarter (through March 1)	23.18	19.00
	• January	22.57	19.22
	• February	22.86	19.00
	• March 1	23.18	22.19

*             *             *             *             *             *             *             *             *             *

On December 31, 2015, there were 38 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 42,594,096 Ordinary Shares (net of 5,089,629 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 98.87% of the outstanding Ordinary Shares as of that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes that, as of June 26, 2015, there were in excess of 2,900 beneficial holders of the Ordinary Shares.

9.B Plan of Distribution

Not applicable in Annual Report on Form 20-F.

9.C Markets

The Company’s Ordinary Shares are quoted on the Nasdaq Global Select Market under the symbol ORBK.

9.D Selling Shareholders

Not applicable in Annual Report on Form 20-F.

9.E Dilution

Not applicable in Annual Report on Form 20-F.

9.F Expenses of the Issue

Not applicable in Annual Report on Form 20-F.

Item 10.	Additional Information

10.A Share Capital

Not applicable in Annual Report on Form 20-F.

10.B Memorandum and Articles of Association

The Memorandum of Association of Orbotech Ltd. (the “Memorandum”) and the Articles (each in their original form) were registered on February 8, 1981, under registration number 51-087517-2 with the Israeli Registrar of Companies (the “Registrar”). In July 1984, the Company became a public company under Israeli company law, under registration number 52-003521-3. At the 2001 annual general meeting of shareholders, the shareholders adopted new articles of association as well as amendments to the Memorandum and the new articles of association. At the 2006 annual general meeting of shareholders, the shareholders resolved to increase the authorized (registered) share capital of the Company and to amend the Memorandum and the Articles accordingly. The shareholders adopted amendments to the Memorandum at the 2013 annual general meeting of shareholders, and to the Articles at the 2013 annual general meeting of shareholders and the 2014 extraordinary general meeting of shareholders.

Set forth below is a summary of certain provisions of the Memorandum, the Articles and the Companies Law. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum, in a form which reflects, integrated into the text, all amendments thereto since the Company’s incorporation, and the Articles, in a form which reflects, integrated into the text, all amendments thereto since being adopted on November 8, 2001, are exhibits to this Annual Report.

(a) Objects of the Company

Pursuant to Section 2 of the Memorandum and Article 1(d) of the Articles the purpose of the Company is to engage in any lawful activity.

(b) Board of Directors

Under the Articles, all of the directors (except for external directors whose term shall be determined in accordance with applicable law) are elected by shareholder resolution at each annual general meeting, to hold office until the end of the next annual general meeting and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for in the Companies Law or the Articles. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors.

Under the Companies Law, the Company is required to appoint at least two natural persons as ‘external directors’; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under the Companies Law and regulations promulgated pursuant thereto. For further information as to these appointments, see Item 6 - Directors, Senior Management and Employees - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

Under the Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be legally incompetent; resigns such office by notice in writing given to the Company; is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting of shareholders; or otherwise as provided in the Companies Law.

In general, the management of the business of the Company is vested in the Board which may exercise all such powers of the Company, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit. The directors may, from time to time, appoint any one or more persons, whether or not directors, to be managing director(s), general manager(s), chief executive officer(s), president(s) or any similar function with a different title, for such period, subject to the provisions of the Companies Law, and upon such terms as the directors think fit, and, subject to the limitations imposed by the Companies Law upon the delegation by a board of directors of certain powers and authorities, may entrust to and confer upon such managing director(s), general manager(s), chief executive officer(s) or president(s) such of the powers of the Board as the directors think fit, and such powers may be made exercisable for such period or periods, and for such objects and purposes, and upon such terms and conditions, and subject to such restrictions, as the directors may determine.

The Articles also provide that a director may, by written notice to the Company, appoint another person to serve as an alternate director provided that such appointment is approved by a majority of the directors then in office, and that such appointing director may remove such alternate. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. At present, there are no appointments of alternate directors in effect.

(c) Conflict of interest

(i) Approval of related party transactions

The Companies Law requires that transactions between a company and its Office Holders or in which an Office Holder has a personal interest, be approved as provided for in the Companies Law and the company’s articles of association. The approval of a majority of the disinterested members of the audit committee and of the board of directors is generally required and, in some circumstances, shareholder approval may also be required.

If the transaction is with an Office Holder or with a third party in which the Office Holder has a personal interest, the approval must confirm that the transaction is to the benefit of the company. If the transaction is an ‘extraordinary transaction’ (as defined below), it must be approved as required by the articles of association and must also be approved by the audit committee and the board of directors.

An ‘extraordinary transaction’ is a transaction: (i) other than in the ordinary course of business; (ii) on terms other than on market terms; or (iii) that is likely to have a material impact on the company’s profitability, assets or liabilities. The audit committee is responsible for determining whether or not a transaction is extraordinary. If the transaction is not an extraordinary transaction, it must be approved by the board of directors, unless a different approval procedure is set forth in its articles of association. Pursuant to the Articles, the Board may delegate its authority to approve transactions that are not extraordinary transactions to one or more committees of the Board, and it may from time to time revoke such delegation. As of the date of this Annual Report, no such delegation has been made.

The Terms of Office and Employment of Office Holders are subject to the approval of the remuneration committee (rather than the audit committee) and the board of directors, and must generally be consistent with the compensation policy. In some circumstances, shareholder approval may also be required. See Item 6 - Directors, Senior Management and Employees - Compensation.

A person with a personal interest in any matter may not generally be present at any audit committee, remuneration committee or board of directors meeting where the matter is being considered, and if the person is a member of the committee or a director he or she may not generally vote on the matter following appropriate disclosure as described below.

(ii) Disclosure of Personal Interest

The Companies Law requires that an Office Holder of a company promptly disclose to the company any personal interest that the Office Holder may have in an existing or proposed transaction by the company and all related material information and documents about the existing or proposed transaction. Disclosure of personal interest includes disclosure of the interests of any entity in which the person with respect to which the disclosure is made is a 5% or greater shareholder, director or general manager, or in which such person has the power to appoint one or more directors or the general manager. If the transaction is an extraordinary transaction, the Office Holder must also disclose any personal interest of his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents and the spouses of any of these people.

This disclosure must be made no later than the first meeting of the board of directors at which the transaction is discussed. The disclosure is made to the board of directors and to the audit committee or remuneration committee if it must approve the transaction. In those circumstances in which shareholder approval is also required, shareholders have the right to review any documents in the company’s possession related to the proposed transaction. However, the company may prohibit a shareholder from reviewing the documents if the company believes the request was made in bad faith, the documents include trade secrets or patents or their disclosure could otherwise harm the company’s interests.

According to Article 73(a) of the Articles, subject to the provisions of the Companies Law, no Office Holder of the Company shall be disqualified by such office from holding any office or place of profit within or outside the Company or with any company in which the Company shall be a shareholder or otherwise interested, or with any company which is a shareholder of, or otherwise interested in, the Company, or from contracting with the Company either as vendor, purchaser or otherwise, either on his or her own behalf or as a director of another company or member of a firm or otherwise, nor (unless and to the extent provided otherwise in the Companies Law) shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Office Holder shall be in any way interested, be void or voidable nor shall any Office Holder be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Office Holder’s holding that office or of the fiduciary relations thereby established. An Office Holder who knows that he or she has, directly or indirectly, a personal interest in any existing or contemplated contract or arrangement of the Company of the type described in Article 73(a) shall disclose to the Company the nature of this interest, as well as any material fact or document, without delay and no later than the meeting of the Board at which such contract or arrangement is first considered. Should the Office Holder acquire, or become aware of, such personal interest subsequently, that interest shall be disclosed without delay, and no later than the first meeting of the Board after the time at which it was acquired.

According to Article 73(b) of the Articles, unless and to the extent provided otherwise in the Companies Law, every director shall be entitled, after such disclosure, to vote as a director in respect of any contract or arrangement in which he or she is so interested as aforesaid. Unless and to the extent provided otherwise in the Companies Law, a general notice that a director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under Article 73(a) as regards such director and the said transactions, and after such general notice (unless and to the extent provided otherwise in the Companies Law), it shall not be necessary for such director to give a special notice relating to any particular transaction with that firm or company. Pursuant to Article 73(c) of the Articles, the duty of an Office Holder to disclose his or her interest as aforesaid shall not apply to transactions in which the interest of the Office Holder arises solely due to the interest of a relative in a transaction which is not an extraordinary transaction (as defined in the Articles).

(iii) Transactions with Controlling Shareholders

The Companies Law extends the disclosure requirements applicable to an Office Holder to a controlling shareholder in a public company. A shareholder that holds 25% or more of the voting rights in a company would be considered a controlling shareholder for the purposes of these disclosure requirements if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages.

Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company of a controlling shareholder or of such controlling shareholder’s relative, directly or indirectly, with respect to the provision of services to the company, and, if such person is also an Office Holder of such company, with respect to such person’s Terms of Office and Employment as an Office Holder, and if such person is an employee of the company but not an Office Holder, with respect to such person’s employment by the company, generally require the approval of the audit committee (or with respect to Terms of Office and Employment—the remuneration committee), the board of directors and the shareholders of the company. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded). Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The Israeli Minister of Justice may determine a different percentage. Transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years.

(d) Dividends

Dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company’s board of directors. The Articles provide that the Board may from time to time declare, and cause the Company to pay, such dividends as may appear to it to be justified by the profits of the Company and that the Board has the authority to determine the time for payment of such dividends and the record date for determining the shareholders entitled to receive such dividends, provided the date is not before the date of the resolution to distribute the dividend. Declaration of dividends does not require shareholder approval.

(e) Ordinary Shares

The registered capital of Orbotech Ltd. is NIS 11,200,000 divided into 80,000,000 Ordinary Shares. All issued and outstanding Ordinary Shares are fully paid and non-assessable. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters to be voted on by shareholders, including the election of directors. Ordinary Shares do not entitle their holders to preemptive rights. The Memorandum and Articles and

Israeli law do not restrict in any way the ownership or voting of Ordinary Shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.

Subject to the rights of holders of shares with special rights (which may be issued in the future), holders of paid up Ordinary Shares are entitled to participate in the payment of dividends and, in the event of a winding-up of the Company, in the distribution of assets available for distribution, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividend is being paid or such distribution is being made, without considering any premium those holders might have paid in excess of that nominal value.

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. The Company can similarly subdivide issued and outstanding Ordinary Shares. Modification or abrogation of the rights of any class of shares requires the written consent of the holders of 75% of the issued shares of such a class or adoption of a resolution passed by a simple majority of those present in person or by proxy and voting at a separate general meeting of the holders of the shares of that class.

Ordinary Share certificates registered in the names of two or more persons are deliverable to the person first named in the share register and such delivery shall be deemed sufficient delivery to all co-owners. If two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other. Notices may be given only to the person whose name first appears in the register. If two or more persons jointly hold or are entitled to a share, any one of them may give effectual receipt for any dividend payable or property distributable in respect of such share.

(f) Transfer of Shares

Ordinary Shares which have been fully paid-up are transferable, by submission of a proper instrument of transfer to the Company or its transfer agent together with the certificate of the shares to be transferred and such other evidence, if any, as the directors may require to prove the rights of the intending transferor in the transferred shares.

(g) Shareholder Meetings

General. Under the Companies Law and the Articles an annual general meeting of shareholders must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting of shareholders, at such time and place as may be determined by the Board. The Board may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a special meeting (i) upon the demand of two directors or one quarter of the directors in office; (ii) upon the demand of the holder or holders of five percent or more of the Company’s issued share capital and one percent or more of its voting rights, or (iii) upon the demand of the holder or holders of five percent or more of its voting rights.

All demands for shareholder meetings must set forth the items to be considered at that meeting.

Agenda. The agenda for a shareholder meeting is determined by the Board and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent or more of the Company’s voting rights, as detailed below.

Pursuant to the Companies Law and regulations promulgated thereunder governing the terms of notice and publication of shareholder meetings of public companies (the “General Meeting Regulations”), holder(s) of one percent or more of the Company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of a shareholder meeting, or, if the Company publishes a preliminary notice at least 21 days prior to publicizing the convening of a meeting, stating its intention to convene such meeting and the agenda thereof, within fourteen days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles.

Notice. Pursuant to the Companies Law and the General Meeting Regulations, shareholder meetings generally require prior notice of not less than 21 days. Pursuant to the Articles, the Company is not required to deliver or serve prior notice of a general meeting or of any adjournments thereof to any shareholder. However, the Company will publicize the convening of a general meeting in any manner reasonably determined by the Company, such as by filing an appropriate periodic report with the SEC, by posting a notice on the Company’s website or by publishing in one or more international wire services or in one or more newspapers, and any such publication shall be deemed duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion.

Function. The function of the annual general meeting of shareholders is to elect directors in accordance with the Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and transact any other business which under the Articles or applicable law may be transacted by the shareholders of a company in a general meeting.

Voting and Quorum Requirements. The quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of the Company. If a meeting is convened by the Board upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or to such other day, time and place as the Board may determine and specify in the publication with respect to the general meeting and it shall not be necessary to give notice of or publicize such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any shareholders present in person or by proxy at such meeting shall constitute a quorum.

Shareholder Resolutions. Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

A company such as Orbotech Ltd., incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until the Company amends the Articles in such manner to provide for a different majority. The Articles provide that all shareholder resolutions generally require only a simple majority of the votes cast, other than with respect to the amendment or replacement of the Memorandum or Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of the Company’s share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers.

Subject to the Companies Law, a resolution in writing signed by the holders of all of the Ordinary Shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting. The Companies Law does not currently provide for public companies such as the Company to have shareholder resolutions adopted by means of written consent in lieu of a shareholder meeting.

(h) Changes in Control

Merger. Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless an Israeli court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (abstentions are disregarded), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, an Israeli court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Further, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

Special Tender Offer. Subject to certain exceptions provided for in the Companies Law, an acquisition of shares in a public company must be made by means of a tender offer to the extent that as a result of such acquisition (i) a person will hold 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or (ii) the purchaser will hold more than 45% of the voting rights in the company if there is no other holder of more than 45% of the company’s voting rights. This rule does not apply to certain events set forth in the Companies Law, including a purchase of shares in a ‘private placement’ that receives specific shareholder approval for this purpose. The board of directors must either give the shareholders its opinion as to the advisability of the tender offer or explain why it is unable to do so. The board of directors must also disclose any personal interest of any of its members in the proposed acquisition.

The tender offer may be consummated only if: (i) at least 5% of the company’s voting rights will be acquired; and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offeror, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offeror including the relatives of or corporations controlled by these persons.

Full Tender Offer. Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law generally provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. In order that all of the shares that the purchaser offered to purchase be transferred to him by operation of law, one of the following needs to have occurred: (i) the shareholders who declined or do not respond to the tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer accepted the offer, or (ii) the shareholders who declined or do not respond to the tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class of shares.

If the conditions set forth above are not met, the purchaser may not acquire shares of the company from shareholders who accepted the full tender offer to the extent that following such acquisition, the purchaser would own more than 90% of the company’s issued and outstanding share capital or more than 90% of the particular class of shares with respect to which the full tender offer was made.

A shareholder that had his or her shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, the purchaser may provide in its offer that shareholders who accept the tender offer will not be entitled to such rights.

The above restrictions apply, in addition to the acquisition of shares, to the acquisition of voting power.

Other. In addition, certain provisions of the Memorandum and Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. Those provisions include: limiting the ability of the Company’s shareholders to convene general meetings of the Company (as discussed above); and controlling procedures for the conduct of shareholder and Board meetings, including quorum and voting requirements.

Furthermore, the requirement under the Companies Law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then current directors from office quickly. The above requirement may also, in some circumstances, together with the other provisions of the Memorandum, Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for Ordinary Shares.

Israeli tax law treats some acquisitions, including stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges Ordinary Shares for shares in a non-Israeli corporation to immediate taxation.

10.C Material Contracts

On July 4, 2014, the Company entered into a definitive share sale agreement to acquire the entire issued share capital of SPTS Technologies Group Limited for an aggregate sum of $375.1 million and completed the transaction on August 7, 2014.

On August 7, 2014, the Company and the Borrower entered into the Credit Agreement with JPMorgan Chase Bank, N.A. as administrative agent, and a syndicate of lenders. As of January 31, 2016, the outstanding principal amount of the Term Loans was $239.6 million. For more information, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.

10.D Exchange Controls

There are currently no exchange controls in effect in Israel that restrict the repatriation by non-residents of Israel in non-Israeli currency of any dividends, if any are declared and paid, and liquidation distributions or the Company’s ability to import and export capital.

10.E Taxation

To the extent that the following discussion is based on new or existing tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be accepted by the tax or other authorities in question. The summary below does not address all of the tax consequences that may be relevant to all purchasers or holders of Ordinary Shares in light of each purchaser’s or holder’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of Ordinary Shares should consult their own tax advisors as to United States, Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares. This discussion is not intended, nor should it be construed, as legal or professional tax advice and it is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal advisor.

(a) Israeli Taxation

(i) Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel (a “Recognized Exchange”). The capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%. However, a tax rate of up to 30% will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 2% on the capital gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. Different tax rates and terms may apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, capital gains tax equal to the corporate tax rate (as of January 1, 2014 - 26.5% and as of January 1, 2016 - 25%) will generally be imposed on the sale of traded shares.

If the Ordinary Shares are traded on a Recognized Exchange, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate for corporations (currently 25%).

Israeli law also generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that such securities are not traded on a stock exchange in Israel when sold and that the securities were acquired on or after January 1, 2009.

(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. In addition, as noted above, an additional tax at a rate of 2% may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. Dividends paid on the shares of companies that are publicly traded, like the Company’s Ordinary Shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from Orbotech Ltd.’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period is subject to withholding tax at a rate of 15%, unless a different tax rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from Preferred Income is subject to withholding tax at a rate of 20%, unless a different tax rate is provided under an applicable tax treaty. To benefit from any lower tax rates under an applicable tax treaty, a non-resident of Israel would need to file an appropriate tax return with the Israel Tax Authority claiming a refund based on the lower rate under the applicable tax treaty.

A non-Israeli resident who has received dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes for all or part of the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

(iii) U.S.—Israel Tax Treaty

The Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the “Treaty”) is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Investment Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investment Law will generally be subject to a reduced dividend withholding tax rate, as detailed above, subject to the conditions specified in the Treaty. The Treaty further provides that Israeli withholding tax at the rate of 15% or 12.5% will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise or, presumably, from a Benefiting Enterprise, in each case within the applicable period or, presumably, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has more than certain amounts of certain passive income. To benefit from any lower tax rates under the Treaty, a Treaty U.S. Resident would need to file an appropriate tax return with the Israel Tax Authority claiming a refund based on the lower rate under the Treaty.

Pursuant to the Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty (a “Treaty U.S. Resident”), generally, will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions as prescribed in the Treaty. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period will not be exempt under the terms of the Treaty from Israeli capital gains tax; however, under the terms of the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for any such taxes incurred against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty and U.S. domestic law. As mentioned above, under the provisions of domestic Israeli law, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax if the Ordinary Shares are traded on a Recognized Exchange. This exemption would generally apply notwithstanding the terms of the Treaty.

(iv) Estate Taxes

Israel presently has no estate tax.

(b) United States Federal Income Taxation

The following general discussion sets forth the material U.S. Federal income tax consequences that are applicable to the following persons who invest in Ordinary Shares, are the beneficial owners of such Ordinary Shares and hold such Ordinary Shares as capital assets (“U.S. Shareholders”): (i) individuals who are citizens or residents (as specifically defined for U.S. Federal income tax purposes) of the United States; (ii) corporations (or entities treated as corporations for U.S. Federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; and (iii) estates whose income is subject to U.S. Federal income taxation regardless of its source, and (iv) trusts if (x) a U.S. court can exercise primary supervision over the trusts’ administration and (y) one or more U.S. persons are authorized to control all substantial decisions of the trusts. This discussion does not deal with: (i) all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. Federal income tax laws such as banks, broker-dealers, insurance companies, tax-exempt organizations, financial institutions, taxpayers whose functional currency is not the Dollar; (iii) U.S. Shareholders owning directly or by attribution 10% or more of the Ordinary Shares; (iv) any aspect of state, local or non-U.S. tax laws; or (v) U.S. taxes that are not income taxes. Additionally, the following discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes). If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Ordinary Shares should consult their tax advisors.

The summary of U.S. Federal income tax laws set out below is based on the Code, Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the “IRS”) as of the date hereof and is subject to any changes occurring in United States law after that date, which could have retroactive effect.

(i) Distributions on Ordinary Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company’s current or accumulated earnings and profits, as determined under U.S. tax principles, will be dividends and will be includible in a U.S. Shareholder’s ordinary income when actually or constructively received. If a U.S. Shareholder is an individual, trust or estate, dividends received from the Company will generally be taxed at a maximum rate of 15% or 20%, depending on the income level of the taxpayer, provided the taxpayer has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. The Company does not intend to compute earnings and profits under U.S. tax principles. Accordingly, if the Company does not compute earnings and profits under U.S. tax principles, the entire distributions will likely be treated as paid out of the Company’s current or accumulated earnings and profits.

The amount of any dividend paid in Israeli currency will equal the Dollar value of the Israeli currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Shareholder, regardless of whether the Israeli currency is converted into Dollars. If the Israeli currency received as a dividend is not converted into Dollars on the date of receipt, the U.S. Shareholder will have a basis in the Israeli currency equal to the Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Shareholder’s basis, and any excess will be treated as capital gain. Such distributions (treated as a capital gain) would not give rise to income from sources outside the United States.

There is no assurance that dividends received by U.S. Shareholders from the Company will be eligible for the preferential tax rates mentioned above. Dividends that are not eligible for the preferential tax rates will be taxed at ordinary income rates.

(ii) Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code, including separate limitations with respect to specific classes of income. Dividends paid with respect to Ordinary Shares will generally be treated as ‘passive category income’ for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the preferential tax rates on dividends described in (i) above. In addition, dividends paid with respect to Ordinary Shares may be subject to rules applicable where United States persons own 50 percent or more (by vote or value) of a foreign corporation, and such rules could adversely affect a U.S. Shareholder’s ability to use U.S. foreign tax credits. U.S. Shareholders are encouraged to consult their own tax advisors regarding the U.S. foreign tax credit rules.

(iii) Disposition of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period exceeds one year and otherwise will generally be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. (See ‘U.S.-Israel Tax Treaty’ above). Long-term capital gains of individuals, trusts and estates are generally taxed at a maximum rate of 15% or 20%, depending on the income level of the taxpayer. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

(iv) Unearned Income Medicare Contribution Tax

Each U.S. Shareholder who is an individual, estate or trust is generally subject to a 3.8% Medicare tax on the lesser of (i) such U.S. Shareholder’s “net investment income” for the relevant taxable year, and (ii) the excess of such U.S. Shareholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be $125,000, $200,000, or $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of Ordinary Shares, subject to certain exceptions. U.S. Shareholders are encouraged to consult their own tax advisors regarding the applicability of the Medicare tax to income and gains from ownership of Ordinary Shares.

(v) Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is generally defined as any foreign corporation at least 75% of whose gross income for the taxable year is passive income, or at least 50% of the value of whose assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. For the purpose of determining whether a foreign corporation is a PFIC, such corporation is also deemed to hold its proportionate share of the assets and receive its proportionate share of the income of any corporation in which it owns directly or indirectly at least 25% by value of the stock. The Company believes that it is not and has not been a PFIC for U.S. Federal income tax purposes for taxable years through 2015, and the Company expects that it will not become a PFIC for taxable years after 2015. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made (and certain information is provided by the Company); or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, U.S. Shareholders who are individuals, trusts or estates will not be eligible for the preferential tax rates on dividends described above, and U.S. Shareholders that own PFIC stock worth more than a certain threshold amount are required to file an annual report with respect to each PFIC in which they own stock.

(vi) Backup Withholding and Information Reporting

A U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and ‘backup withholding’ at a 28% rate on payments of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s U.S. Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

(vii) Tax Return Disclosure

U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) are subject to U.S. return disclosure obligations (and related penalties for failure to disclose). Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns, unless an exception applies. U.S. Shareholders that are individuals are encouraged to consult their tax advisors regarding the filing of IRS Form 8938.

10.F Dividends and Paying Agents

Not applicable in Annual Report on Form 20-F.

10.G Statements by Experts

Not applicable in Annual Report on Form 20-F.

10.H Documents on Display

The material documents referred to herein to which the Company is a party, to the extent that their disclosure is not otherwise limited or restricted, may, by prior arrangement, be inspected at the offices of the

Company in Yavne, Israel. In addition, the Company believes that all publicly filed documents referred to herein should be available for inspection, upon payment of any prescribed fees and otherwise upon such terms and conditions as may be specified, at the respective public archives or institutions with which they are filed.

10.I Subsidiary Information

Not applicable in Annual Report on Form 20-F.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

(a) General

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros).

The Company’s derivative transactions in 2015 were executed through Israeli and international banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

(b) Exchange Rate Risk Management

Since the Company’s functional currency and that of virtually all of its subsidiaries is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar (“Balance Sheet Exposure”). The majority of the Balance Sheet Exposure is in Japanese Yen, GBP, Euros, Chinese Renminbi, the Taiwanese dollar and the NIS.

The Company endeavors to limit its Balance Sheet Exposure through ‘natural’ hedging, i.e., by attempting to match its non-Dollar denominated assets and liabilities in any given currency. The currency exposure that is not able to be hedged through the matching of assets and liabilities is managed through the use of derivative instruments. To the extent possible, the Company engages in its exchange rate hedging on a consolidated basis.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as of December 31, 2015 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2016 that would have a material effect on its business, financial condition or results of operations.

	Euro	GBP	Japanese Yen	Chinese Renminbi	Other Far Eastern Currencies*	NIS	Total
Israel	2.5		(1.0)			(5.8)	(4.3)
Europe	6.5						6.5
U.K.		(39.3)					(39.3)
Japan			28.5				28.5
China				30.4			30.4
Far East					22.3		22.3

Total	9.0	(39.3)	27.5	30.4	22.3	(5.8)	44.1

*	Includes Korean Won and Taiwanese dollar.

Explanatory note:

(1)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and most do not exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit foreign currency exposure risks. The notional amounts of these forward exchange contracts, as of December 31, 2015, were as follows ($ in millions).

	Euro	GBP	Korean Won	Taiwanese Dollar	Chinese RMB	Japanese Yen	NIS	Total
Israel							17.9	17.9
Europe	16.6							16.6
U.K.		90.5						90.5
Japan						63.7		63.7
Far East			18.2	20.5	15.6			54.3

Total	16.6	90.5	18.2	20.5	15.6	63.7	17.9	243.0

(c) Fair Value of Derivatives

The fair value of derivatives as of December 31, 2015 constituted assets and liabilities of approximately $1.9 million and $2.1 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d) Interest Rate Risk Management

The interest rate on $239.6 million of the Company’s debt is variable. As a result, interest expense would increase if interest rates rise. Fluctuations in LIBOR above 1% may increase the Company’s overall debt service obligation and could have a material adverse effect on its ability to service its debt obligations. An increase of 1% in the interest rate payable on the Company’s outstanding variable rate debt would increase its annual debt service requirements by approximately $2.4 million. The Company did not enter any swap agreement to hedge the floating rate risk.

A significant portion of the Company’s cash, cash equivalents and short-term bank deposits bear interest. The annual interest rates as of December 31, 2015 ranged up to 2.86%. Due to the relatively short-term maturities of the Company’s cash and deposits portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

Item 12.	Description of Securities Other than Equity Securities

12.A Debt Securities

Not applicable in Annual Report on Form 20-F.

12.B Warrants and Rights

Not applicable in Annual Report on Form 20-F.

12.C Other Securities

Not applicable in Annual Report on Form 20-F.

12.D American Depositary Shares

None

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company’s management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Kesselman & Kesselman, the independent registered public accounting firm that audited the Financial Statements included in this Annual Report containing the disclosure required by this Item 15(b), has issued an opinion on the effectiveness of the Company’s internal control over financial reporting.

(c) Attestation Report of the Independent Registered Public Accounting Firm

See report of Kesselman & Kesselman included under Item 18 on page F-2.

(d) Changes in Internal Control over Financial Reporting

There were not any changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Dan Falk, a member of the Registrant’s Audit Committee, has been designated by the Board as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and as having financial and accounting expertise under the Companies Law and applicable regulations. Mr. Falk is ‘independent’, as that term is defined in the Nasdaq listing standards. In addition, the Audit Committee and the Board have determined that Mr. Falk also qualifies as an independent director under the Companies Law. For information as to certain financial, accounting and professional qualification requirements for external and other directors under the Companies Law, see Item 6 - Directors, Senior Management and Employees - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

Item 16B.	Code of Ethics

The Company has a code of business conduct and ethics, which was amended most recently in 2015, and is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to: promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest; promote full, fair, accurate, timely and understandable disclosure in all material respects in reports and documents the Company files with, or furnishes to, the SEC and other applicable governmental authorities, and in its other public communications; promote compliance with applicable laws and governmental rules and regulations including the United States Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010; ensure the protection of the Company’s assets, including its intellectual property, and legitimate business interests; deter wrongdoing; ensure that the intellectual property rights of third parties are respected; promote the prompt internal reporting of violations of the Code of Ethics to the appropriate person at the Company; and promote accountability and adherence to the Code of Ethics. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so.

The Code of Ethics may be accessed through the ‘Corporate Governance’ hyperlink contained on the ‘Investors’ section of the Corporate Website. In addition, the Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Israel.

Item 16C.	Principal Accountant Fees and Services

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2015 and 2014 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
Audit fees (1)	$1,044,000	$1,150,000
Audit-related fees (2)	83,000	261,000
Tax fees (3)	258,000	312,000

Total	$1,385,000	$1,723,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning regulatory matters and special projects and, in 2014, mainly includes due diligence fees and consultations concerning the SPTS Acquisition.
(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2015.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

As a foreign private issuer whose shares are listed on Nasdaq, Orbotech Ltd. is permitted to follow certain home country corporate governance practices instead of those followed by U.S. companies under the listing standards of Nasdaq.

As described in Item 10 - Additional Information - Memorandum and Articles of Association - Shareholders’ Meetings, if a quorum is not present within half an hour from the time stated for an adjourned general meeting of shareholders of the Company, any shareholders present in person or by proxy at such meeting shall constitute a quorum, consistent with Israeli law. As such, the quorum requirements for an adjourned meeting are different from the Nasdaq requirement that an issuer listed on Nasdaq have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

Under the Companies Law, Orbotech Ltd. may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of the outstanding shares of the Company, as would be required in certain circumstances by the Nasdaq listing standards. At this time, the Company does not have any intention to enter into any such transaction; however, it may in the future do so and opt to comply with the Companies Law, which may not require shareholder approval. Any such determination to follow the Companies Law requirements rather than the standards applicable to U.S. companies listed on Nasdaq will be made by the Company at the time in light of then-current circumstances.

Under the Companies Law, Orbotech Ltd. may not be required to obtain shareholder approval for equity-based compensation plans, as would be required by the Nasdaq listing standards. While in recent years the Company has generally brought its equity-based compensation plans to its shareholders for approval, it may, in the future, opt to follow Israeli legal requirements, which may not require shareholder approval.

In addition, under the Companies Law, Orbotech Ltd. is not required to have an independent nominating committee, nor is there a requirement that its independent directors select (or recommend for selection) director nominees, as would be required by the Nasdaq listing standards for a U.S. domestic issuer. While the composition of the Company’s Nominating Committee currently complies with Nasdaq listing standards, the Company may in the future opt to appoint members to its Nominating Committee who are not ‘independent directors’ in accordance with Nasdaq listing standards, as is permitted under the Articles and the Companies Law or not to maintain a nominating committee at all, such that the functions of such committee would be performed by the full Board, a practice which is compliant with Israeli law. See Item 6—Directors, Senior Management and Employees.

PART III

Item 17.	Financial Statements

17. Financial Statements

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.	Financial Statements

18. Financial Statements

All schedules for which provision is made in the applicable accounting regulations of the SEC are either included in the notes to the Financial Statements or, if not required under the related instructions or inapplicable, have been omitted.

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit A from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(1.2)	Articles of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (File No. 000-12790) filed on February 27, 2015).

(2.1)	Forms of Share Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)).

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2010 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.3)	2015 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on June 29, 2015).

(4.4)	Directors Plan (incorporated by reference to Exhibit B from the Company’s Report on Form 6-K (File No. 000-12790) filed on June 29, 2015).

(4.5)	Compensation Policy (incorporated by reference to Exhibit C from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(4.6)	Letter of Indemnification and Release (incorporated by reference to Exhibit D from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(4.7)	Credit Agreement dated as of August 7, 2014, among Orbotech, Inc., as borrower, Orbotech Ltd., JPMorgan Chase Bank, N.A., as administrative agent and the other lenders party thereto (incorporated by reference to Exhibit 99.2 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.8)	Guarantee Agreement dated as of August 7, 2014, among Orbotech, Inc., Orbotech Ltd., the subsidiaries of Orbotech Ltd. party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.3 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.9)	Collateral Agreement dated as of August 7, 2014, among Orbotech, Inc., the subsidiaries of Orbotech Ltd. party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.4 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.10)	Secured Bond (Encumbrance on All Assets) issued on August 7, 2014, by Orbotech Ltd. in favor of JPMorgan Chase Bank, N.A., as trustee for the Secured Parties (as defined in the Debenture) (incorporated by reference to Exhibit 99.5 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014). (1)

(4.11)	Share Sale Agreement Relating to SPTS Technologies Group Limited entered into and signed July 4, 2014, among the Bridgepoint Funds, Sumitomo Precision Products Co. Ltd., the Management Sellers, Barclays Wealth Trustees (Guernsey) Limited, the EBT Beneficiaries, Orbotech Holding U.K. Limited, Orbotech Ltd., SPTS Technologies Group Limited and Orbotech, Inc. (incorporated by reference to Exhibit 4.17 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (File No. 000-12790) filed on February 27, 2015).

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	United States
• Photon Dynamics, Inc.	United States
• Orbotech LT Solar LLC (indirectly owned approximately 80% by Orbotech Ltd.)	United States
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH & Co. KG	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Holding U.K. Limited	United Kingdom
• SPTS Technologies Group Limited	United Kingdom
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 94% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(15.2)	Capital Allocation Policy (incorporated by reference to Exhibit 99.1 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 21, 2014).

(101)	Interactive Data Filing.

(1)	English translation from the official, original version in Hebrew.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ Asher Levy
Asher Levy
Chief Executive Officer

Dated: March 4, 2016

ORBOTECH LTD.

(An Israeli Corporation)

2015 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2015 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders of

ORBOTECH LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Orbotech Ltd. (the “Company”) and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 11 to the consolidated financial statements, the Company changed the manner in which it accounts for the classification of deferred taxes in the consolidated balance sheets due to the adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972-3-7954555, Fax: +972-3-7954556, www.pwc.co.il

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel Aviv, Israel	Kesselman & Kesselman
March 4, 2016	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31 2015	December 31 2014
	U. S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$162,102	$136,367
Restricted cash	13,617	10,000
Marketable securities	409
Short-term bank deposits	9,550	10,000
Accounts receivable:
Trade	284,192	248,071
Other	55,906	39,076
Deferred income taxes		8,213
Inventories	133,250	157,030

Total current assets	659,026	608,757

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,637	5,890
Funds in respect of employee rights upon retirement	8,130	9,755
Deferred income taxes	20,147	13,067
Equity method investee and other receivables	10,144	8,926
Deferred financing costs	5,460	7,470

	49,518	45,108

PROPERTY, PLANT AND EQUIPMENT, net	58,982	55,580

OTHER INTANGIBLE ASSETS, net	109,635	145,082

GOODWILL	170,177	179,445

Total assets	$1,047,338	$1,033,972

/s/ YOCHAI RICHTER	Active Chairman of the
Yochai Richter	Board of Directors

/s/ ASHER LEVY
Asher Levy	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS (continued)

	December 31 2015	December 31 2014
	U. S. dollars in thousands
LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Current maturities of long-term loan	$13,937	$2,636
Accounts payable and accruals:
Trade	65,037	64,683
Other	94,930	81,747
Deferred income	29,282	38,008

Total current liabilities	203,186	187,074
LONG-TERM LIABILITIES:

Long-term loan	223,832	293,851
Liability for employee rights upon retirement	21,535	22,763
Deferred income taxes	16,984	20,185
Other tax liabilities	14,045	13,218

Total long-term liabilities	276,396	350,017

COMMITMENTS AND CONTINGENT LIABILITIES (see Note 9)

Total liabilities	479,582	537,091

EQUITY:
Orbotech Ltd. shareholders’ equity
Ordinary shares of NIS 0.14 par value per share (“Ordinary Shares”)
Authorized at December 31, 2015 and 2014: 80,000,000 Ordinary Shares
Issued at December 31, 2015 and 2014: 48,490,093 and 47,263,701 Ordinary Shares, respectively
Outstanding at December 31, 2015 and 2014: 43,079,320 and 41,852,928 Ordinary Shares, respectively	2,209	2,163
Additional paid-in capital	306,612	293,056
Retained earnings	360,721	303,950
Accumulated other comprehensive loss	(1,506)	(1,980)
Less treasury shares, at cost December 31, 2015 and 2014: 5,410,773	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	568,497	497,650
Non-controlling interest	(741)	(769)

Total equity	567,756	496,881

Total liabilities and equity	$1,047,338	$1,033,972

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands (except per share data)
REVENUES:
Sales of products	$537,370	$403,963	$294,027
Service rendered	215,147	178,783	145,968

	752,517	582,746	439,995
COST OF REVENUES:
Cost of products sold	285,503	223,981	156,702
Cost of service rendered	127,216	105,572	91,753

	412,719	329,553	248,455
GROSS PROFIT	339,798	253,193	191,540
RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	108,516	91,320	72,736
Less - government participations	4,662	2,669	3,163

NET RESEARCH AND DEVELOPMENT COSTS	103,854	88,651	69,573
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	117,493	96,169	75,948
EQUITY IN EARNINGS OF FRONTLINE	(5,849)	(5,769)	(5,553)
AMORTIZATION OF INTANGIBLE ASSETS	30,224	19,235	4,041
GAIN FROM THE SALE OF THE THERMAL PRODUCTS BUSINESS	(628)
SPTS ACQUISITION COSTS		6,761

OPERATING INCOME	94,704	48,146	47,531
FINANCIAL EXPENSES - net	23,585	9,046	1,191

INCOME BEFORE TAXES ON INCOME	71,119	39,100	46,340
INCOME TAX EXPENSE	13,788	3,419	6,927
SHARE IN LOSSES OF EQUITY METHOD INVESTEE	615	417	252

NET INCOME	56,716	35,264	39,161
NET LOSS ATTRIBUTABLE TO NON-CONTORLLING INTERESTS	55	116	840

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	56,771	35,380	40,001
EARNING PER SHARE ATTRIBUTABLE TO ORBOTECH LTD:
Basic	$1.34	$0.85	$0.94

Diluted	$1.31	$0.83	$0.92

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:

Basic	42,412	41,703	42,571
Diluted	43,322	42,757	43,253

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2015	2014	2013
	U. S. dollars in thousands
Net income	$56,716	$35,264	$39,161

Other comprehensive income (loss):
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	451	(2,337)	(219)
Net change with respect to available-for-sale securities, net of taxes	23	(52)

Total other comprehensive income (loss)	474	(2,389)	(219)

Total comprehensive income	57,190	32,875	38,942

Comprehensive loss attributable to non-controlling interests	55	116	840

Total comprehensive income attributable to Orbotech Ltd.	$57,245	$32,991	$39,782

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Non controlling interest	Total shareholders’ equity
	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2013	45,633	$2,102	$274,856	$228,569	$628	$(59,151)	$509	$447,513
Comprehensive income				40,001	(219)		(840)	38,942
Acquisition of treasury shares						(25,795)		(25,795)
Exercise of employee equity awards	571	22	3,290			*		3,312
Compensation relating to equity awards granted to employees and others			3,013				169	3,182

BALANCE AT DECEMBER 31, 2013	46,204	$2,124	$281,159	$268,570	$409	(84,946)	(162)	$467,154
Comprehensive income				35,380	(2,389)		(116)	32,875
Acquisition of treasury shares						(14,593)		(14,593)
Acquisition of non-controlling interest			551				(551)
Exercise of employee equity awards	1,060	39	8,214					8,253
Compensation relating to equity awards granted to employees and others			3,132				60	3,192

BALANCE AT DECEMBER 31, 2014	47,264	$2,163	$293,056	$303,950	$(1,980)	$(99,539)	$(769)	$496,881
Comprehensive income				56,771	474		(55)	57,190
Exercise of employee equity awards	1,226	46	9,823					9,869
Compensation relating to equity awards granted to employees and others			3,733				83	3,816

BALANCE AT DECEMBER 31, 2015	48,490	$2,209	$306,612	$360,721	$(1,506)	$(99,539)	$(741)	$567,756

*	Represents an amount of less than $1,000

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$56,716	$35,264	$39,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,282	30,333	13,261
Compensation relating to equity awards granted to employees and others - net	3,816	3,192	3,182
Decrease (increase) in liability for employee rights upon retirement, net	(113)	(1,553)	624
Long- term loans discount amortization	897	237
Deferred financing costs amortization	2,010	612
Capital loss from disposal of property, plant and equipment		645
Deferred income taxes	(2,024)	1,253	(1,558)
Amortization of premium and accretion of discount on marketable securities, net	145	656	554
Equity in earnings of Frontline, net of dividend received	(540)	468	446
Other	1,014	597	268
Loss from sales of marketable securities		339
Gain from the sale of the thermal products business	(628)
Increase in accounts receivable:
Trade	(37,067)	(17,440)	(33,721)
Other	(5,507)	(2,075)	(2,954)
Increase (decrease) in accounts payable and accruals:
Trade	353	2,140	11,377
Deferred income	(7,770)	1,346	7,466
Other	13,915	9,326	8,045
Decrease (increase) in inventories	18,765	(13,984)	(190)

Net cash provided by operating activities	89,264	51,356	45,961

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(19,348)	(12,500)	(12,978)
Consideration received for the sale of the thermal products business	10,000
Withdraw of (investment in) bank deposits	450	28,650	(35,636)
Purchase of marketable securities	(1,099)	(15,152)	(9,936)
Redemption and sale of marketable securities	821	26,586	6,037
Acquisition of SPTS net of cash acquired (a)		(375,061)
Investment in equity method investee	(1,500)	(250)	(2,250)
Proceeds from disposal of property, plant and equipment		15	39
Increase in restricted cash	(3,617)	(10,000)
Increase (decrease) in funds in respect of employee rights upon retirement	510	(260)	(262)

Net cash used in investing activities	(13,783)	(357,972)	(54,986)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term loan, net of $8 million financing costs		288,918
Repayment of long-term loan	(59,615)	(750)	(64,000)
Employee stock options exercised	9,869	8,253	3,312
Acquisition of treasury shares		(14,593)	(25,795)

Net cash provided by (used in) financing activities	(49,746)	281,828	(86,483)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,735	(24,788)	(95,508)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	136,367	161,155	256,663
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$162,102	$136,367	$161,155

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$14,278	$6,274	$1,307

Income taxes paid	$10,138	$9,387	$7,739

Income taxes refunded	$519	$897	$371

Receivable on account of the sale of the thermal products business	$12,000

Purchase of property, plant and equipment on credit	$2,041	$2,852	$908

(a) Acquisition of subsidiaries consolidated for the first time:
Working capital (excluding cash and cash equivalents)		$(48,918)
Property, Plant and equipment		(25,160)
Long-term liabilities		19,934
Goodwill		(167,001)
In-process research and development		(6,920)
Other intangible assets		(146,996)

		$(375,061)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

(i)	Nature of operations

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli company, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and servicing of cutting-edge solutions designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes.

The Company’s products include: direct imaging (“DI”), automated optical inspection (“AOI”), automated optical repair (“AOR”) and production systems used in the manufacture of printed circuit boards (“PCB“s) and other electronic components; AOI, test, repair and process monitoring systems used in the manufacture of flat panel displays (“FPD“s); and etch, physical vapor deposition (“PVD”) and chemical vapor deposition (“CVD”) equipment for use in the manufacture of semiconductor devices (“SD“s) such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

Through its subsidiary, Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of thin film coating of various materials on crystalline silicon photovoltaic wafers for solar energy panels, and through its subsidiary, Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions.

On August 7, 2014, the Company acquired the entire issued share capital of United Kingdom-based SPTS Technologies Group Limited (“SPTS”) for an aggregate amount of approximately $375.1 million (the “SPTS Acquisition”). SPTS is included in the Company’s consolidated financial results from August 7, 2014 (the “SPTS Closing Date”). See Note 3.

The Company continues to develop technologies for use in other applications both within and outside the electronics industry and also regularly and selectively evaluates opportunities to acquire complementary technologies to further diversify its business. The Company derives a significant portion of its revenues from the service and support of its substantial installed base of products.

For information as to the Company’s reportable segments, principal geographical markets and major customers, see Note 14.

(ii)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

(iii)	Functional currency

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries are conducted is the United States dollar (the “Dollar”).

Virtually all product revenues of the Company and its subsidiaries are derived outside Israel in non-Israeli currencies, mainly the Dollar. Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. Thus, the functional currency of the Company and all of its subsidiaries is the Dollar.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Monetary accounts maintained in currencies other than the Dollar are re-measured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial expenses - net, as appropriate.

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Some of those judgments can be subjective and complex and, consequently actual results may differ materially from those estimates and assumptions. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventories, deferred tax assets, provision for uncertain tax positions, provision for doubtful accounts, goodwill, intangible assets and employee compensation in connection with equity awards.

b.	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales not yet realized outside of the Company and its subsidiaries have also been eliminated.

The Company’s holding in OLTS, is currently approximately 80.4% on a fully diluted basis.

Approximately 16% of OLTS’s equity interest as at December 31, 2015 is held by the two developers of certain of OLTS’s technology. Each of the two developers was granted a put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These put options became exercisable starting in 2015, subject to the achievement of a certain financial milestone by OLTS (which was not met in 2015). The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. The put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

c.	Cash and cash equivalents

The Company considers all highly liquid investments including cash and short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d.	Restricted cash

The Company has restricted cash deposited as a guarantee for customers in interest bearing deposits. The Company classifies these amounts as a current asset due to their short maturity.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Short-term bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. As of December 31, 2015 and 2014, short-term deposits are in Dollars and bear interest at an average annual rate of 0.55% and 0.48%, respectively.

f.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2015 and 2014, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company may require letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company may sell some of these letters of credit and promissory notes to third parties at a discount in return for cash. The resulting costs related to the letters of credit and promissory notes are charged to ‘financial expenses - net’, as incurred. During the years ended December 31, 2015, 2014 and 2013, the Company sold face amounts of $35.4 million, $38.9 million and $19.0 million, respectively, of these letters of credit and promissory notes.

g.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products - on the weighted average basis; and labor and overhead - on the basis of actual manufacturing costs assuming normal manufacturing capacity.

Inventories are written-down for estimated excess and obsolescence, based on assumptions about future demand and market conditions. Once written-down, a new lower cost basis for that inventory is established.

h.	Marketable securities

As of December 31, 2015 and 2014, all of the Company’s investments in marketable securities were classified as available-for-sale securities.

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separated component of comprehensive income (loss) in shareholders’ equity until realized.

Unrealized losses that are considered to be other- than- temporary are charged to income as impairment charge.

i.	Investment in equity method investees

Investments in shares of an entity over which the Company has significant influence or joint control but owns less than a controlling voting interest, are accounted for using the equity method. Significant influence is presumed to exist when the Company holds between 20%-50% of the voting power in an investee.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20
(mainly 20)
Leasehold improvements	Over the term of the lease (mainly 10)
Building	3
Office furniture and equipment	6-15
Computer equipment	20-33
Vehicles	15; 20

k.	Other intangible assets

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property, customer relations and backlog and are being amortized mostly over periods of five to seven and, in some cases, up to twelve, years.

l.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values.

m.	Goodwill

Goodwill is not amortized, but rather tested for impairment annually, as of September 30 of each year, or whenever events or circumstances present an indication of impairment, by assessing the fair value of the Company’s various reporting units.

The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is considered not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. The second step

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

In the years ended December 31, 2015 and 2014, the Company elected to perform qualitative assessment for the annual goodwill impairment test.

As a result of performing the annual impairment tests, on September 30, 2015, 2014 and 2013, the Company determined that there was no impairment with respect to goodwill.

n.	Revenue recognition

The Company recognizes revenue from the sale of non-software products to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable and collectability is reasonably assured. The Company does not, in the normal course of business, provide a right of return to its customers. Installation and training are not essential to the product capabilities as they do not require specialized skills and can be performed by other vendors.

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months and installation service. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly, is insignificant and is treated according to accounting guidance for contingencies. In addition, the Company defers the value of the installation and training and recognizes it upon installation.

When a sales arrangement contains multiple elements, such as product warranty and installation, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the relative estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes the ESP.

The determination of ESP involves consideration of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company considers the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts in different geographical regions, its ongoing pricing strategy and policies and other economic conditions and trends.

In the case of delivery of newly developed products or technologies, revenue is deferred until acceptance is received.

Service revenue in respect of the Company’s products is recognized ratably over the contractual service period or in a fee for services arrangement, as services are performed.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company recognizes revenue from the sale of software to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable, and collectability is probable. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectability is not considered probable, revenue is recognized when the fee or sale price is collected. Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

The Company recognizes revenues net of value added tax.

o.	Research and development

Research and development costs, which consist mainly of labor costs, materials and subcontractors, are expensed as incurred. Pre-payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. The Company is not required to pay royalties on sales of products developed using government funding.

p.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of revenues.

q.	Income taxes:

(i)	Deferred income taxes

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities and on the tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings.

Tax liabilities which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

As of December 31, 2015, deferred tax liabilities and assets are classified as non-current. As of December 31, 2014 deferred tax liabilities and assets were classified as current or non-current based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(ii)	Uncertain tax positions

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date. The Company presents unrecognized tax benefits as a reduction to deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists, when settlement in this manner is available under the applicable tax law.

r.	Treasury shares

Treasury shares are presented as a reduction of equity, at their cost to the Company.

s.	Derivative financial instruments

The Company uses financial instruments and derivatives to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and are expected to be denominated in non-Dollar currencies.

All derivative instruments are recognized in the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the spot component are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial expenses - net’. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among ‘financial expenses - net’ and amounted to gain of $1,192,000, $2,115,000 and $2,100,000 in the years ended December 31, 2015, 2014 and 2013, respectively.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities.

t.	Share-based compensation

Equity awards granted to employees and directors are accounted for using the grant date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for awards that have a graded vesting schedule using the accelerated multiple-option approach.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Certain equity awards are subject to forfeiture should the Company fail to attain specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. For so long as the Company assumes that performance goals will be achieved, compensation cost is recorded with respect thereto. If and when a point in time is reached that the Company believes the performance goals will not be achieved, it will then reverse the share-based compensation expenses recognized through such date.

Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested. The fair value of equity awards is charged to the statement of operations over the service period.

u.	Comprehensive income

In addition to net income, comprehensive income includes (i) gains or losses in respect of derivative instruments designated as cash flow hedges’ net of tax (see s. above); and (ii) unrealized gains and losses arising from securities classified as available-for-sale, net of tax (see h. above).

v.	Earnings per share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

w.	Impact of recently issued accounting pronouncements:

(i)	In May 2014, the Financial Accounting Standards Board of the United States (the “FASB”) issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted as at the original effective date. The updated standard will be effective for the Company in the first quarter of 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

(ii)	In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. This new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

(iii)	In January 2016, the FASB issued Accounting Standard Update (“ASU”), No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in the first quarter of fiscal 2019. Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(iv)	In November 2015, the FASB issued ASU 2015-17 which provides presentation requirements to classify deferred tax assets and liabilities as noncurrent on the balance sheet. ASU 2015-17 eliminates the previous requirement for entities to present deferred tax liabilities and assets as current and noncurrent on the balance sheet. The amendments in ASU 2015-17 are effective for reporting periods beginning after December 15, 2016, with early adoption permitted on a retrospective or prospective basis. The Company has elected early adoption of ASU 2015-17 in its consolidated financial statements on a prospective basis. Other than the revised balance sheet presentation of deferred income tax assets and liabilities, the adoption of ASU 2015-17 did not have an impact on the Company’s consolidated financial statements.

(v)	In April 2015, the FASB issued ASU 2015-03, simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The impact of ASU 2015-03 on the Company’s consolidated financial statements as of December 31, 2015 and 2014 would include an estimated reclassification of unamortized debt issuance costs of $5.4 million and $7.5 million, respectively, from non-current assets to debt within the consolidated balance sheets. Other than these reclassifications, the adoption of ASU 2015-03 is not expected to have an impact on the Company’s financial position, results of operations or cash flows. The Company is expected to adopt this standard in the first quarter of 2016.

(vi)	In July 2015, the FASB issued guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

NOTE 2 - EQUITY METHOD BASED INVESTEES:

(i)	Frontline P.C.B. Solutions Limited Partnership (“Frontline”)

Frontline, an Israeli limited partnership, is equally owned by the Company and Mentor Graphics Development Services (Israel) Ltd., and combines the former computer-aided manufacturing (“CAM”) operations of both companies. The Company’s subsidiaries market and provide customer support in respect of Frontline’s products. The Company’s share in the earnings of Frontline is presented under operating income since Frontline is integrated into the operations of the Company. As of December 31, 2015 and 2014, the Company’s investment in Frontline amounted to $5,279,000 and $4,683,000, respectively. The Company’s share in Frontline’s earnings amounted to $5,849,000, $5,769,000 and $5,553,000 in the years ended December 31, 2015, 2014 and 2013, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD BASED INVESTEES (continued):

Summarized financial information for Frontline is presented below:

(i)	Balance sheet data:

	December 31
	2015	2014
	$ in thousands
Assets:
Current assets	12,036	11,445
Non Current assets	2,318	1,888

Total assets	14,354	13,333

Liabilities:
Current liabilities	1,681	1,663
Non Current liabilities	2,295	2,192

Total liabilities	3,976	3,855

(ii)	Operating results data:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Operating results data:
Total revenues	27,795	28,776	27,210
Gross profit	23,053	20,688	19,565
Net income	11,699	11,538	11,106

(iii)	Other:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Related parties transactions included in:
Cost of products sold	470	682	852
Selling, general and administrative expenses	3,078	3,310	3,127

	December 31
	2015	2014
	$ in thousands
Balances with related parties (included in trade payables)	5,553	5,345

(ii)	PixCell Medical Technologies, Ltd. (“PixCell”)

At December 31, 2014, the Company held approximately 40% of the share capital of PixCell. During 2015, the Company purchased additional shares of PixCell for a total amount of $1.5 million, following which, at December 31, 2015, it held approximately 46% of the share capital of PixCell. PixCell is an Israeli company developing diagnostic equipment for point-of-care

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD BASED INVESTEES (continued):

hematology applications, in particular low cost, high speed complete blood count (CBC) and hemoglobin level tests. As of December 31, 2015 and 2014, the Company’s investment in PixCell amounted to $3,872,000 and $2,987,000 respectively. The Company’s share in PixCell’s losses amounted to $615,000, $417,000 and $252,000 in the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 3 - BUSINESS ACQUIRED

On August 7, 2014, as part of the Company’s strategy to move into the high growth areas of Advanced Packaging and MEMS, the Company completed the SPTS Acquisition. The Company acquired all outstanding shares of SPTS for a total consideration of approximately $375.1 million in net cash. SPTS is currently engaged in the design, development, manufacture, marketing and servicing of etch, PVD and CVD equipment for use in the manufacture of MEMS, Advanced Packaging, power, RF and HBLED devices.

In August 7, 2014, in connection with the SPTS Acquisition, the Company borrowed $300 million (before a discount of 1%) through senior secured long term loans (the “Term Loans”), see Note 7.

The Company accounted for this acquisition using the acquisition method of accounting and, accordingly, assets acquired and liabilities assumed from SPTS were recorded at their estimated fair values, as follows:

$ in thousands
Cash and cash equivalents	8,309
Current assets, excluding inventory	38,056
Inventories	49,108
Property, plant and equipment	25,160
Identifiable intangible assets:
In-process research and development (1)	6,920
Technological intellectual property (2)	60,870
Customer relations (3)	69,768
Trade name (3)	5,960
Backlog (4)	10,398
Goodwill	167,001

Total assets acquired	441,577

Current liabilities	38,246
Deferred taxes and other long-term liability	19,934

Total liabilities assumed	58,180

Net assets acquired	383,370

(1)	Project was successfully completed in 2015 and is amortized over a period of 7 years.
(2)	Amortized over a period of up to 7 years.
(3)	Amortized over a period of approximately 5 years.
(4)	Amortized over an estimated period of 1.5 years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - BUSINESS ACQUIRED (continued)

The purchase price allocation for SPTS takes into account the information management believes is reasonable. The Company had one year from SPTS Closing Date to make final determination of purchase accounting allocation, at the end of which the Company did not do any significant changes.

The results of the acquired business are consolidated as of August 7, 2014, the SPTS Closing Date. The goodwill was allocated to the Semiconductor Device Division reporting unit.

The goodwill arising from the SPTS Acquisition is a result, among other things, of workforce, sales sources, marketing positioning value, cross-selling opportunities and joint development opportunities for new products in the future.

None of the goodwill recognized is expected to be deductible for income tax purposes.

Revenues of SPTS for the period from SPTS Closing Date to December 31, 2014 were approximately $110.6 million.

Below is the unaudited pro forma, combined statement of operations data for the years ended December 31, 2014 and 2013, presented as if the SPTS Acquisition had occurred on January 1, 2013, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets based on the estimated fair value thereof; (b) transaction costs; (c) interest accrued on shareholders loans; (d) estimated additional interest expense due to the receipt of the Term Loans, only with respect to amortization, in the amount of $9.5 million and $16.7 million in the years ended December 31, 2014 and 2013, respectively, and; (e) related tax impact. This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the SPTS Acquisition taken actually place on January 1, 2013, nor is it necessarily indicative of future results.

	Year ended December 31
	2014	2013
	$ in thousands except for share data
	(unaudited)
Revenues	657,799	597,368

Net income	20,999	21,600

Earnings per share:
Basic	$0.48	$0.51

Diluted	$0.47	$0.50

In June, 2015 the Company divested the thermal products business that it acquired as part of the SPTS Acquisition (the “Thermal Products Business”) to a buyer, in which the Company, through SPTS, owns a 5% equity interest and holds a sit in the board. The sale price was based on a valuation of approximately $28 million, comprised of $22 million in cash plus approximately $6 million in accounts receivable. $10 million of the cash was paid on completion and the balance is scheduled to be paid in June 2016, without any performance conditions. The sale of the Thermal Products Business, which was consummated on June 30, 2015 did not meet the criteria to be presented and disclosed as discontinued operations. Based on the mandatory prepayment provision, as discussed in Note 7(b), the Company prepaid $7.5 million of the Term Loans as a result of this sale.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - INVENTORIES

	December 31
	2015	2014
	$ in thousands
Components:
For manufacturing of systems	47,328	51,323
For servicing of systems	36,539	35,824

	83,867	87,147
Work in process	19,476	25,266
Finished products	29,907	44,617

Total	133,250	157,030

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2015	2014
	$ in thousands
Cost:
Machinery and equipment	51,070	47,168
Leasehold improvements	45,808	43,950
Land and Buildings	13,334	13,334
Office furniture, equipment	15,792	15,564
Computer equipment	55,872	47,702
Motor vehicles	398	455

	182,274	168,174
Less - accumulated depreciation and amortization	123,292	112,594

	58,982	55,580

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $15,058,000, $11,098,000 and $9,220,000 in the years ended December 31, 2015, 2014 and 2013, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill:

(i)	Composition

Composition of goodwill and changes therein the years ended December 31, 2015 and 2014 are as follows:

	December 31
	2015	2014
	$ in thousands
Balance at the beginning of year	179,445	12,444
Acquired during the year (see Note 3)	—	167,001
Disposed during the year following the Thermal Products Business based on relative fair value	(9,593)
Purchase price adjustment	325

Balance at the end of the year	170,177	179,445

(ii)	Annual goodwill impairment test

As mentioned in Note 1m, the Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

In the years ended December 31, 2015 and 2014, the Company determined there was no impairment with respect to goodwill.

b.	Other intangible assets

Other intangible assets are composed as follows:

	December 31
	2015	2014
	$ in thousands
Cost:
Intellectual property	126,190	120,780
Customer relations	96,824	100,831
Trade name	5,618	5,960
In-process research and development	—	6,920
Backlog	10,029	10,398

	238,661	244,889
Less:
Accumulated amortization	129,026	99,807

	109,635	145,082

Amortization of other intangible assets totaled $30,224,000, $19,235,000 and $4,041,000 in the years ended December 31, 2015, 2014 and 2013, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

Estimated amortization expense for the years stated below is as follows:

$ in thousands:
Year ending December 31:
2016	26,993
2017	25,405
2018	25,093
2019	18,226
2020	9,880
2021 and thereafter	4,038

109,635

NOTE 7 - LONG-TERM LOANS:

On August 7, 2014, the Company, through one of its subsidiaries, entered into a senior secured credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders. Under the Credit Agreement, the Company borrowed $297.0 million (net of $3 million discount) aggregate principal amount of the Term Loans on August 7, 2014.

a.	Interest and Maturity

The Term Loans bear interest at a floating rate equal to, at the Company’s option (a) a base rate determined by reference to the highest of (1) the interest rate announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) a LIBO rate determined by reference to the costs of funds for Dollar deposits for a one-month interest period adjusted for certain additional costs plus 1% or (b) a LIBO rate determined by reference to the costs of funds for Dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. For purpose of determining the interest rate payable on loans under the Term Loans under clauses (a) and (b) of the immediately preceding sentence, the LIBO rate will in no event be less than 1.0%. The applicable interest rate margin will be 3.0% with respect to base rate borrowings and 4.0% with respect to LIBO rate borrowings. Interest is paid monthly, bi-monthly or quarterly at the Company’s election. The Term Loans will mature on August 7, 2020. The nominal interest rate paid during the years ended December 31, 2015 and 2014 was 5%.

b.	Amortization and Prepayments

The Company became required to make amortization payments in quarterly installments, commencing on December 31, 2014. The amount of the quarterly installments was equal to $750,000 for the first 12 quarterly amortization payments, $5.625 million for the next 11 quarterly amortization payments, and the balance of the principal amount will be due at final maturity. Prepayments of all or any portion of the Term Loans reduce subsequent scheduled amortization payments of the Term Loans as directed by the Borrower. As a result of voluntary prepayments made during 2015, the respective amounts of the above mentioned quarterly installments were reduced from $750,000 to $607,000 and from $5.625 million to $4.6 million.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued):

In addition to permitting voluntary prepayments at any time, the Credit Agreement contains mandatory prepayment provisions. These mandatory prepayment provisions contain certain exceptions and customary thresholds. Subject to these exceptions and thresholds, the Company will be required to make mandatory prepayments of the Term Loans under certain circumstances, including from (a) 100% of the net cash proceeds from certain non-ordinary course assets sales (including casualty and condemnation proceeds) in excess of $2.5 million per sale and $5.0 million per year (with a 365-day reinvestment right and other exceptions) and (b) 50% of annual excess cash flow (as defined in the Credit Agreement), with step-downs to 25% and 0% if the ratio of the Company’s total consolidated debt to its trailing four-quarter consolidated EBITDA (as defined) is less than 1.25 to 100 and 0.75 to 1.00, respectively. Any mandatory prepayment also reduces the remaining amortization payments.

Commencing in 2016 the required annual principal payments based on the amortization schedule of the Term Loans as of December 31, 2015, without giving effect to any voluntary prepayments, are as follows:

$ in thousands:
Year ending December 31:
2016	14,427
2017	6,370
2018	18,200
2019	18,200
2020	182,438

239,635

c.	Guarantees and Collateral for the Term Loans

The Company’s obligations under the Credit Agreement are guaranteed by the Company and by certain existing subsidiaries of the Company that are organized under the laws of England and Wales, Singapore, Hong-Kong and the United States, in each case subject to exceptions and limitations.

The Credit Agreement and the related guarantees are secured by security interests in substantially all tangible and intangible assets of the Company and the guarantors (subject to certain exceptions and limitations). The Company also issued a secured bond on August 7, 2014 (the “Debenture”), to create a fixed charge on its goodwill and a floating charge on all of its assets, other than certain Excluded Assets (as defined in the Debenture) to guarantee payment of the Obligations (as defined in the Credit Agreement).

d.	Covenants and Events of Default

The Credit Agreement requires the Company and its subsidiaries on a consolidated basis to maintain compliance with a minimum liquidity amount (as defined) of $40 million tested as of the last day of each month, and places certain restrictions on the ability of the Company, the Company or certain of the Company’s subsidiaries to, among other things, incur debt and liens; merge, consolidate or liquidate; make investments; dispose of assets; enter into sale and leaseback transactions; pay dividends and make other restricted payments; undertake transactions with

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued):

affiliates; enter into restrictive agreements on their ability to grant liens, make dividends and other distributions; amend material documents, change fiscal periods; and designate unrestricted subsidiaries. As of December 31, 2015, the Company was in compliance with all covenants in the Credit Agreement.

The Credit Agreement contains customary events of default, such as payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees and change in control.

NOTE 8 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Under labor agreements, these deposits and insurance policies are in the employees’ names and, subject to certain limitations, are the property of the employees.

The severance pay liability covered by the pension funds is not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The liability for employee rights upon retirement covers the severance pay liability of the Company and its Israeli and Japanese subsidiaries in accordance with labor agreements in force and based on salary components which, in the opinion of management, create entitlement to severance pay. The Company records the obligation as if it were payable at each balance sheet date on an undiscounted basis.

The Company and its Israeli subsidiaries may only make withdrawals from the severance pay funds for the purpose of paying severance pay. Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specific percentages of pay.

Severance pay expenses were $1,118,000, $1,257,000 and $1,748,000 in the years ended December 31, 2015, 2014 and 2013, respectively. Defined contribution plan expenses were $5,267,000, $5,030,000 and $3,747,000 in the years ended December 31, 2015, 2014 and 2013, respectively. The Company expects contribution plan expenses in 2016 to total approximately $5,400,000.

Upon reaching normal retirement age, the Company’s employees are entitled to amounts based on the number of service years that will have accumulated upon their retirement dates and their last salary rates. The Company accrues for such payments regularly and does not expect to record additional expenses when paying such amounts to employees who reach normal retirement age.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Lease commitments

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. At December 31, 2015, the lease agreements for these premises expire on various dates between 2016 and 2024.

Minimum lease commitments of the Company and its subsidiaries under operating leases, at rates in effect on December 31, 2015, were as follows:

$ in thousands
Year ending December 31:
2016	7,941
2017	6,874
2018	5,597
2019	5,254
2020	5,188
2021-2024	8,735

39,589

The rental payments for the premises in Israel, which constitute approximately half of the above amounts, are payable in New Israeli Shekels (“NIS”) linked to the Israeli consumer price index.

Rental expenses totaled $7,753,000, $7,916,000 and $7,878,000 in the years ended December 31, 2015, 2014 and 2013, respectively.

b.	Contingent liabilities:

(i)	Intellectual Property

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

(ii)	Litigation:

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of the Company and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology (the “ITA”), the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Korea (the “CC”). The charges included (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, the Company’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor appealed the court’s decision with respect to all the defendants on the grounds that the court’s decision contained errors of fact, errors of law and an unjust sentence. The employee of the Company’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all appeals and re-affirmed the trial court’s decision. Following this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. The Company’s Korean subsidiary and its employees did not appeal the appellate panel’s decision.

The Company recorded expenses (income) of less than $25,000, $0.5 million, and ($1.6) million, which is net of $0.1 million, $1.7 million and $4.9 million insurance reimbursement, in the years ended December 31, 2015, 2014 and 2013, respectively, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. The Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the ITA and the Criminal Code CC provide that fines of up to 1.50 billion Korean Won (approximately U.S. $1.27 million at the exchange rate of Korean Won 1,178 = U.S. $1.00 in effect on December 31, 2015) may be levied on employers based on vicarious liability for convicted employees. These amounts may be required to be paid by the Company under certain circumstances. On the basis of information and assessments provided by its legal advisors the Company is unable to estimate the outcome of this matter and has therefore not recorded any liability in respect of this matter. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. In particular, the Company may, from time to time in the conduct of its business, make representations about its products, including their classifications under complex statutory and regulatory regimes and face claims related thereto. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

c.	Restrictions on the Company’s assets

See Notes 7(c) and 1(d).

NOTE 10 - SHAREHOLDERS’ EQUITY:

a.	Outstanding shares; trading market

At December 31, 2015, 43,079,320 Ordinary Shares were outstanding. This does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by Orbotech Ltd. or its subsidiaries, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in nor receive any future dividends which may be paid to shareholders of the Orbotech Ltd. nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,416,855 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of Orbotech Ltd.

The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

b.	Equity remuneration plans:

(i)	Description of plans

The Company through its board of directors (the “Board”) and, subject to Israeli company law, the remuneration committee of the Board (the “Remuneration Committee”), presently administers the 2000 Plan, the 2010 Plan and the 2015 Plan (collectively, the “Plans”), all of which were adopted with shareholder approval. During 2015, the last remaining option outstanding under the equity remuneration plans administered by Photon Dynamics, Inc. prior to that company’s acquisition by the Company in 2008 was exercised, with the result that no options remained outstanding under such plans as at December 31, 2015. The 2000, 2010 and 2015 Plans are discussed in further detail below.

(A)	The 2000 Plan

On June 4, 2015, the 2000 Plan expired (except with respect to equity awards outstanding on that date).

At December 31, 2015, under the 2000 Plan, options to purchase a total of 1,548,812 Ordinary Shares (of which 847,866 had vested) remained outstanding, all transfer restrictions attached to restricted shares that had been granted had lapsed in full and no Ordinary Shares remained available for future equity awards.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

(B)	The 2010 Plan

On July 15, 2010, the Board adopted, and the Company’s shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or of companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives. The 2010 Plan will terminate on July 14, 2020 (except with respect to awards outstanding on that date).

The 2010 Plan: (i) provides only for the awarding of Restricted Shares and RSUs and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduced performance-based equity awards to the Company’s equity remuneration program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board (but which shall be linked to the Company’s profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based Restricted Shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of Restricted Shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the Restricted Shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise).

At December 31, 2015, under the 2010 Plan: (i) 248,863 non-performance-based RSUs and 77,589 performance-based RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 102,946 Ordinary Shares remained available for future equity awards.

(C)	The 2015 plan

On June 22, 2015, the Board adopted, and the Company’s shareholders subsequently approved, the 2015 Plan. The 2015 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and related companies (as defined in the 2015 Plan) either existing or which may in the future be organized or acquired by the Company or any related company, by providing them with opportunities to acquire a proprietary interest in the Company by the grant of equity-based incentives. The 2015 Plan will terminate on June 21, 2025 (except with respect to awards outstanding on that date).

The 2015 Plan provides for the granting of: (i) options to purchase Ordinary Shares; (ii) RSUs; (iii) Restricted Shares; and (iv) any other equity-based awards that the Board

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

determines are consistent with the purposes of the 2015 Plan. The exercise price of options awarded under the 2015 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant. The 2015 Plan provides for the ability to grant performance-based awards but does not provide for a minimum amount of awards that must be subject to performance-based criteria, nor does it specify any guidelines as to the nature of performance criteria that are to be established by the Board.

The maximum amount of Ordinary Shares available for issuance under the 2015 Plan was initially set at 1,375,000 and is to be automatically increased (but not decreased) on December 31 of each of 2016, 2017, 2018, 2019 and 2020, by the greatest possible number of Ordinary Shares (rounded down to the nearest thousand) which, when added to the sum of: (i) the total number of Ordinary Shares then subject to outstanding awards (under the 2015 Plan or any other equity-based remuneration plan of the Company); and (ii) the total number of Ordinary Shares then available for future equity awards (under the 2015 Plan or any other equity-based remuneration plan of the Company), would not exceed 9.50% of the total number of Ordinary Shares outstanding at such time. For these purposes, an award is considered to be an ‘outstanding award’ in the fiscal year in which it was granted, an option to purchase Ordinary Shares will be considered to be an ‘outstanding award’ thereafter until it is exercised and any award other than options will be considered to be an ‘outstanding award’ thereafter until it is no longer subject to conditions requiring continued service of the participant.

Under the 2015 Plan, if the employment or services of a participant with or to the Company is terminated: (i) due to resignation by the participant or dismissal of the participant for ‘cause’ (as determined by the Board in its absolute discretion), all awards held by the participant (whether vested or unvested) expire and will be cancelled and forfeited immediately upon the earlier of such termination or notice of termination of employment or services (irrespective of the effective date of such termination); (ii) due to dismissal of the participant (other than for cause) or by mutual agreement, all awards held by the participant (whether vested or unvested) shall continue to vest until, and shall remain exercisable by the participant until, and shall expire and be cancelled and forfeited upon, the effective date of termination of employment or services (unless the notice provides, or the Company and the participant agree, otherwise), provided, however, that options may not, in any event, be exercised beyond their originally-scheduled expiration dates; (iii) by reason of death, disability or retirement after age 60 with the approval of the Board, all vested options held by the participant (or the participant’s legitimate estate) as of the effective date of termination of employment or services shall remain exercisable for a period of one year following such termination, provided, however, that options may not, in any event, be exercised beyond the originally-scheduled expiration dates. Any unvested awards held by the participant shall expire and be cancelled and forfeited immediately upon such termination; and (iv) for any other reason, all awards held by the participant shall remain exercisable by the participant only to the extent and until, and shall expire and be cancelled and forfeited, as determined by the Board in its absolute discretion provided, however, that options may not, in any event, be exercised beyond their originally-scheduled expiration dates

At December 31, 2015, under the 2015 Plan: (i) 353,375 were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 1,021,625 Ordinary Shares remained available for future equity awards.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

(ii)	Taxation

As a result of an election made by the Company under Section 102 of the Income Tax Ordinance, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains to the grantees, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

(iii)	General

Awards under the Plans (other than to directors) generally vest as to 50% after two years from the date of grant, 75% after three years and 100% after four years and generally expire in connection with the termination of a grantee’s employment or services. Options under the Plans generally expire seven years, but may not expire beyond ten years, after the date of grant. Ordinary Shares subject to equity awards granted under the 2010 and 2015 Plans generally become available for purposes of future equity awards under the respective plan upon the expiration, termination, forfeiture or lapse of such equity awards, unless this occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards granted under the 2010 Plan do not again become available for purposes of the 2010 Plan.

(iv)	Equity awards data:

(A)	Overview

At December 31, 2015, under the Plans, equity awards (comprised of options to purchase Ordinary Shares, restricted shares and RSUs) with respect to a total of 2,465,071 Ordinary Shares were outstanding (of which 1,084,298 had vested) and 1,124,571 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during the years ended December 31, 2015, 2014 and 2013 was $3.8 million, $3.1 million and $3.0 million, respectively, without any reduction in income taxes.

(B)	Valuation assumptions

The fair value of each option granted is estimated using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s Ordinary Shares. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of grantees. The risk-free interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. Dividend yield has been assumed to be zero.

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of grant.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2015
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	2,657,388	10.62
Changes during the year:
Granted	26,260	17.53
Re-designated - net (1)	(13,805)
Exercised	(1,048,811)	9.29
Forfeited or expired	(120,168)	11.22

Outstanding at end of year	1,500,864	11.63	3.92	15,766

Exercisable at end of year	826,750	10.31	2.88	9,774

(1)	Represents awards re-designated pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all options bearing an exercise price less than $22.13 (which was the closing price of the Ordinary Shares on December 31, 2015), had they exercised all such options and sold the underlying shares at that price.

The weighted average grant date fair value of employee options granted during the years ended December 31, 2015, 2014 and 2013 was $4.89, $4.38 and $3.67, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2015, 2014 and 2013 was $9.9 million, $4.8 million and $2.4 million, respectively.

2.	Restricted shares

	Year ended December 31, 2015
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	1,608	15.61
Changes during the year:
Awarded	0
Vested	(1,608)	15.61
Forfeited	0

Non-vested at end of year	0

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

The weighted average grant date fair value of employee restricted shares awarded during the years ended December 31, 2014 and 2013 was $15.61 and $12.11, respectively.

The total fair value of employee restricted shares vested during the years ended December 31, 2015, 2014 and 2013 was $0.03 million, $0.05 million and $0.1 million, respectively.

3.	RSUs

	Year ended December 31, 2015
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	434,054	12.49
Changes during the year:
Awarded	429,604	18.59
Re-designated - net (1)	(2,215)
Vested	(151,792)	10.92
Forfeited	(43,158)	12.22

Outstanding at end of year	666,493	16.72

(1)	Represents awards re-designated pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The weighted average grant date fair value of employee RSUs awarded during the years ended December 31, 2014 and 2013 was $15.56 and $11.95, respectively.

The total intrinsic value of employee RSUs vested during the years ended December 31, 2015, 2014 and 2013 was $2.8 million, $2.4 million and $1.0 million, respectively.

4.	Black-Scholes data

In calculating the fair value of options granted to employees under equity-based remuneration arrangements during the years ended December 31, 2015, 2014 and 2013, the Company used the following assumptions: dividend yield of 0% and expected life of 4.5 years in each year; expected volatility of: 2015 - 29.7%, 2014 - 30.7% and 2013 - 34.2%; and risk-free interest rate of 1.5% in each year.

5.	Unrecognized compensation expense

At December 31, 2015, there was $1.2 million of total unrecognized compensation cost related to non-vested employee options, $8.9 million of total unrecognized compensation cost related to non-vested employee RSUs, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2015
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	55,080	11.18
Changes during year:
Granted	3,800	17.87
Re-designated - net (1)	13,805
Exercised	(22,987)	10.20
Forfeited or expired	(1,750)	11.19

Outstanding at end of year	47,948	12.00	3.78	486

Exercisable at end of year	21,116	10.97	2.13	236

(1)	Represents awards re-designated pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The weighted average grant date fair value of non-employee options granted during the years ended December 31, 2015, 2014 and 2013 was $7.34, $5.91 and $6.25, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2015, 2014 and 2013 was $168,300, $29,300 and $50,800, respectively.

2.	RSUs

	Year ended December 31, 2015
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	6,501	11.94
Changes during year:
Awarded	7,420	18.42
Re-designated - net (1)	2,215
Vested	(2,802)	10.98
Forfeited	0

Outstanding at end of year	13,334	16.36

(1)	Represents awards re-designated pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The weighted average grant date fair value of non-employee RSUs awarded during the years ended December 31, 2014 and 2013 was $15.57 and $11.93, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

2,917 and 1,834 non-employee RSUs vested during the years ended December 31, 2014 and 2013, respectively.

3.	Black-Scholes data

In calculating the fair value of options granted to non-employees under equity-based remuneration arrangements during 2015, 2014 and 2013, the Company used the following assumptions: dividend yield of 0% and expected life of 7 years in each year; expected volatility of: 2015 - 37.2%, 2014 - 37.7% and 2013 - 38.7%; and risk-free interest rate of 1.5% in each year.

4.	Unrecognized compensation expense

At December 31, 2015, there was $0.1 million of total unrecognized compensation cost related to non-vested non-employee options.

c.	Dividends

The distribution of dividends out of all the retained earnings of the Company (approximately $361 million as of December 31, 2015) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax.

In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency.

NOTE 11 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Most of the production facilities of the Company and its Israeli subsidiaries have been granted ‘Approved Enterprise’ ‘Benefiting Enterprise’ or ‘Preferred Enterprise’ status under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The main benefit arising from such status is the reduction in tax rates on income derived from ‘Approved Enterprises’ ‘Benefiting Enterprise’ or ‘Preferred Enterprise’.

In April 2005, substantive amendments to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not generally apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a ‘Benefiting Enterprise’ subject to meeting certain criteria (replacing the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel). As a result of these amendments, tax-exempt income generated under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes.

Since the Company is a ‘foreign investors’ company’ as defined by the Investment Law, it is entitled to a ten-year period of benefits (instead of a seven-year period).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

Income derived from approved and benefited enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits is taxable at the rate of 15%-25%. The period of benefits relating to the ‘benefited enterprises’ expires in phases through 2023.

The tax benefits in respect of part of the Company’s Approved Enterprises have expired.

In the event of distribution of dividends from income which was tax exempt as above, the Company would have to pay the 15%-25% tax in respect of the amount distributed.

The entitlement to the above benefits is conditional upon the Company and its Israeli subsidiaries fulfilling the conditions stipulated by the Investment Law and regulations published there under.

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the tax rate applicable to such income, referred to as ‘Preferred Income’, would be 15% during 2011-2012, 12.5% in 2013 and 16% thereafter. Dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), while dividends distributed from Preferred Income would be subject to a 20% tax, commencing in 2014 (or lower, if so provided under an applicable tax treaty), which both would generally be withheld by the distributing company, provided, however, that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and its Israeli subsidiaries are ‘industrial companies’ as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation and amortization of patents and certain other intangible property.

c.	Other applicable tax rates:

(i)	Income from other sources in Israel

Income not eligible for benefits under the Investment Law mentioned in a. above is taxed at the corporate tax rate of 25% in 2013, 26.5% in each of 2014 and 2015 and 25% as of January 1, 2016.

(ii)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence. Certain subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions. If

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

subsidiaries’ retained earnings are distributed to the Company in Israel in the form of dividends or otherwise, the Company may be liable to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined not to distribute any amounts of its subsidiaries’ undistributed income as a dividend to the Company in Israel if such distribution would result in a tax liability. The Company intends to reinvest the amount of such profits; accordingly, no deferred income taxes have been provided for.

d.	Carryforward tax losses

Carryforward operating tax losses totaled approximately $183 million at December 31, 2015, of which $65.8 million have no expiration date. As of December 31, 2015, the Company’s U.S. subsidiaries had a federal operating tax loss carryforward of approximately $110 million, which is included in the above $183 million amount of carryforward tax losses. The federal operating losses carryforward can be offset against taxable income for 15-20 years and expires from 2017-2027. The Company believes that, as a result of having undergone an ownership change within the meaning of Section 382 of the Internal Revenue Code, its ability to use its net operating loss carryforwards and other tax attributes to offset future U.S. taxable income, and thereby reduce its tax liability, is limited.

As of December 31, 2015 and 2014, valuation allowance in the amount of approximately $40.6 million and $43 million, respectively, has been recorded in respect of deferred tax assets relating to these losses.

Carryforward capital losses for tax purposes totaled approximately $41 million at December 31, 2015. Such losses have no expiration date and valuation allowance has been recorded in respect of deferred tax assets relating to these losses.

e.	Deferred income taxes

Provided in respect of the following:

	December 31
	2015	2014
	$ in thousands
Provision for vacation	779	801
Accrued severance pay	2,783	2,860
Carryforward tax losses	59,049	57,426
Research and development costs	5,570	5,280
Taxes on undistributed income	(3,082)	(2,148)
Intangible assets	(14,022)	(19,135)
Other	2,409	1,705

	53,488	46,789
Less - valuation allowance*	50,325	45,694

	3,163	1,095

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Balance at beginning of year	45,694	48,228	51,595
Addition (reductions) during the year	4,631	(2,534)	(3,367)

Balance at end of year	50,325	45,694	48,228

Deferred taxes are included in the balance sheets as follows:

	December 31
	2015	2014
	$ in thousands
Assets:
Current deferred income taxes		8,213
Non-current deferred income taxes	20,147	13,067

	20,147	21,280

Liability:
Non-current deferred income taxes	16,984	20,185

	3,163	1,095

Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred taxes are computed for the Company and its Israeli subsidiaries at tax rates ranging from 11% to 26.5%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 12% to 38%.

As stated in a. above, part of the Company’s income is tax-exempt due to the approved enterprise status granted to most of the Company’s production facilities. The Company has decided to permanently reinvest the amount of the tax-exempt income and not to distribute such income as dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2015 been distributed as dividends is approximately $29 million.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

f.	Taxes on income included in the statements of operations

As follows:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Current:
Israeli	(66)	(665)	(78)
Non-Israeli	15,898	4,652	8,563

	15,832	3,987	8,485

Deferred:
Israeli	596	954	255
Non-Israeli	(2,640)	(1,522)	(1,813)

	(2,044)	(568)	(1,558)

Total income taxes expenses	13,788	3,419	6,927

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax expense:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Income from continuing operations before taxes on income*	71,119	39,100	46,340

Theoretical tax expense on the above amount	18,847	10,362	11,585
Different tax rate arising from approved enterprises	1,196	1,278	(1,365)

	20,043	11,640	10,220
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	(10,205)	(5,784)	(199)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting-net	(305)	228	(443)
Other	(376)	(131)	716
Net change in valuation allowance	4,631	(2,534)	(3,367)

Actual tax expense	13,788	3,419	6,927

Taxable in Israel	77	(7,746)	4,390
Taxable outside Israel	71,042	46,846	41,950

	71,119	39,100	46,340

g.	Tax assessments

The Company and its subsidiaries file income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years through 2009, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

become effective. Open tax years in the following substantial jurisdictions are: Israel - 2012 and onwards; Hong Kong - 2008 and onwards; United States 2009 and onwards, Japan - 2015 and onwards; United Kingdom - 2013 and onwards.

h.	Uncertain tax positions

Following is a roll-forward of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ending on December 31, 2015, 2014 and 2013 (excluding interest and penalties):

	Year ended December 31
	2015	2014	2013
	$ in thousands
Balance at beginning of year	18,687	19,633	19,016
Increase in unrecognized tax benefits as a result of tax positions taken during the year	1,478	1,412	2,376
Increase (decrease) in unrecognized tax benefits as a result of tax positions taken during prior years	974		(869)
Decrease in unrecognized tax benefits as a result of statute of limitation expirations and tax audits	(6,735)	(2,358)	(890)

Balance at end of year *	14,404	18,687	19,633

*	Of which $118,000 at December 31, 2015, $5,275,000 at December 31, 2014 and $3,274,000 at December 31, 2013 are classified as short term liabilities.

As of December 31, 2015, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

In the years ended December 31, 2015, 2014 and 2013, the Company recorded net interest and penalties expenses for uncertain tax positions in the amounts of $(0.1) million, $(0.1) million, and $0.2 million respectively, included in income tax expense in the statements of operations. As of December 31, 2015 and 2014, the amounts of interest and penalties accrued on the balance sheet related to unrecognized tax benefits were approximately $0.8 million and $1.1 million, respectively, which is included within income tax accruals, on the balance sheet.

i.	Adoption of new accounting standard

As described in note 1w, on November 20, 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. This update requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The Company applied this update using the prospective method, and as a result, prior periods were not retrospectively adjusted.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives to hedge its balance sheet exposures as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli, European and United States banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

b.	Derivative instruments

As stated in Note 1s, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2015 were as follows:

$ in millions
Forward exchange and options for conversion of:
Euros into Dollars	16.6

Japanese Yen into Dollars	63.7

Dollars into NIS	17.9

Korean Won into Dollars	18.2

Chinese Yuan into Dollars	15.6

Taiwan Dollars into Dollars	20.5

Dollars into British Pounds	90.5

The term of most of these currency derivatives are less than one year.

The following table summarizes activity in accumulated other comprehensive income (loss) related to derivatives classified as foreign currency cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Balance at beginning of year	(1,928)	409	628
Unrealized gains (losses) from derivatives	(4,155)	(2,364)	2,050
Reclassifications into earnings from other comprehensive income (loss):
included in revenues	(249)	(1,917)	(809)
included in various statements of operations items	4,969	1,667	(1,519)
Tax effect	(115)	277	59

Balance at end of year	(1,477)	(1,928)	409

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current other receivables and long-term liabilities, including long term loans, also approximates the carrying amounts, since they bear interest at rates close to prevailing market rates.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015 and 2014, consistent with the fair value hierarchy provisions of the applicable accounting rules:

	Level 1	Level 2	Total
December 31, 2015:
Assets:
Marketable securities	6,046	—	6,046

Derivative assets not designated as hedging instruments	—	288	288

Liabilities -
Derivative liabilities designated as hedging instruments	—	1,486	1,486

Derivative liabilities not designated as hedging instruments	—	457	457

December 31, 2014:
Assets:
Marketable securities	5,890		5,890

Derivative assets not designated as hedging instruments		1,665	1,665

Liabilities -
Derivative liabilities designated as hedging instruments		1,891	1,891

Derivative liabilities not designated as hedging instrument		218	218

1.	Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

2.	Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivatives, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies and the Company is therefore able to perform independent verification in order to validate quotations obtained.

3.	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. These estimated fair values are subject to uncertainties that are difficult to predict.

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Significant portion of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2015 ranged up to 2.86%.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

b.	Marketable securities

The amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

Available-for-sale securities:

	December 31, 2015
	Amortized cost	Aggregate fair value	Unrealized Gains	Unrealized losses
	$ in thousands
Government and corporate bonds :
Classified as short term	410	409		(1)

Classified as long term*	5,666	5,637		(29)

	6,076	6,046		(30)

	December 31, 2014
	Amortized cost	Aggregate fair value	Unrealized Gains	Unrealized losses
	$ in thousands
Government and corporate bonds :
Classified as long term*	5,942	5,890	2	(54)

	5,942	5,890	2	(54)

*	Mature in less than 5 years

c.	Accounts receivable:

(i)	Trade accounts receivable are presented net of an allowance for doubtful accounts, the balance and the changes in the allowance are comprised as follows:

	December 31
	2015	2014	2013
	$ in thousands
Balance at beginning of year	3,432	3,874	4,565
Increase (decrease) during the year	(206)	485	(93)
Bad debt written off	(333)	(927)	(598)

Balance at end of year	2,893	3,432	3,874

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

	December 31
	2015	2014
	$ in thousands
(ii) Other:
Employees	917	1,014
Prepaid expenses	24,932	21,088
Receivable on account of the sale of the Thermal Products Business	12,000
Deposits in respect of rent and other	3,667	3,488
Government departments and agencies (mainly value added tax refundable)	9,736	8,522
Advance payments to suppliers	3,368	2,311
Derivative assets	288	1,665
Sundry	998	988

	55,906	39,076

d.	Accounts payable and accruals - other

	December 31
	2015	2014
	$ in thousands
Employees and employee institutions	33,784	28,932
Government departments and agencies	21,922	11,610
Derivative liabilities	1,943	2,109
Accrued expenses	37,270	33,511
Sundry	11	5,585

	94,930	81,747

e.	Deferred income

	December 31
	2015	2014
	$ in thousands
Deferred income relating to warranty and installations commitments(*)	22,221	25,916
Deferred income	7,061	12,092

	29,282	38,008

*	The changes in deferred revenues relating to warranty and installation commitments:

	December 31
	2015	2014
	$ in thousands
Balance at beginning of year	25,916	21,408
Revenue recognized during the year	(33,372)	(25,661)
Deferred revenues acquired	—	7,392
Deferred revenue relating to new sales	29,677	22,777

Balance at end of year	22,221	25,916

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

f.	Accumulated other comprehensive income (loss)

	December 31
	2015	2014	2013
	$ in thousands
Accumulated gain (loss) in respect of derivative instruments designated for cash flows hedge, net of tax	(1,477)	(1,928)	409
Accumulated realized and unrealized loss on available for sale securities, net of tax	(29)	(52)

	(1,506)	(1,980)	409

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Reportable segments:

The Company’s three reportable segments are: Production Solutions for the Electronics Industry, Solar Energy and Recognition Software. As defined under the accounting literature, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company.

The Company’s material operating segments qualify for aggregation due to the similarities of their long-term economic characteristics, nature of products and services, class of customers and processes for procurement, manufacturing and distribution.

The Production Solutions for the Electronics Industry segment comprises the design, development, manufacture, marketing and servicing of cutting-edge solutions designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products in this segment include capital equipment for inspection, repair, imaging, testing, etch and deposition for manufacturers of printed circuit boards, flat panel displays and semiconductors devices.

The Solar Energy segment includes the design, development, manufacture and marketing of solar photovoltaic energy systems that produce electricity directly from sunlight.

The Recognition Software segment includes the development and marketing of check processing and healthcare payments automation solutions to banks, financial and other payment processing institutions.

The measurement of revenues and assets of the reportable segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from continuing operations of the segment and does not include financial expenses net equity losses or taxes on income since those items are not allocated to the segments. Segment assets do not include deferred tax assets and deferred issuance expenses or equity method investee balances (excluding investment in Frontline).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

1.	Financial data relating to reportable segments:

	Production solutions for the electronics industry	Solar energy	Recognition software	Total
	$ in thousands
Year ended December 31, 2015:
Revenues from unaffiliated customers:
Sales of products	515,550	13,894	7,926	537,370
Services rendered	207,131	1,683	6,333	215,147
Total revenues	722,681	15,577	14,259	752,517

Operating income (loss)	*92,988	(465)	2,181	94,704

Assets (at end of year)	998,897	7,290	11,401	1,017,589

Expenditures for segment assets	19,293	—	55	19,348

Depreciation and amortization	45,129	—	153	45,282

Year ended December 31, 2014:
Revenues from unaffiliated customers:
Sales of products	385,341	11,162	7,460	403,963
Services rendered	172,297	719	5,767	178,783

Total revenues	557,638	11,881	13,227	582,746

Operating income (loss)	*47,507	(428)	1,067	48,146

Assets (at end of year)	985,690	3,699	12,482	1,001,871

Expenditures for segment assets	12,330		170	12,500

Depreciation and amortization	30,162		171	30,333

Year ended December 31, 2013:
Revenues from unaffiliated customers:
Sales of products	286,506		7,521	294,027
Services rendered	140,280		5,688	145,968

Total revenues	426,786		13,209	439,995
Operating income (loss)	*50,954	(5,022)	1,599	47,531

Assets (at end of year)	579,569	3,492	26,599	609,660

Expenditures for segment assets	12,928		50	12,978

Depreciation and amortization	12,953	136	172	13,261

*	Including share in net income of Frontline

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

2.	Following is a reconciliation of the operating income of the reportable segments to the data included in the statements of operations:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Operating income:
Total operating income of reportable segments	94,704	48,146	47,531

Financial expenses, net	23,585	9,046	1,191

Income before taxes on income	71,119	39,100	46,340

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated balance sheets:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Total assets of reportable segments at end of year	1,017,589	1,001,871	609,660
Assets not allocated to segments	29,749	32,101	26,922

Consolidated assets at end of year	1,047,338	1,033,972	636,582

(ii)	Geographical information:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Revenues - classified by geographical area (based on the location of customers):
China	223,120	202,836	177,304
Taiwan	170,297	98,405	74,807
North America	98,387	87,900	43,042
Korea	59,299	55,607	72,333
Europe	108,074	54,004	18,605
Japan	45,044	44,840	33,676
Other (*)	48,296	39,154	20,228

Total revenues	752,517	582,746	439,995

(*)	mainly in the Far East.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

(iii)	Revenues by major product lines are as follows:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Inspection	183,925	171,300	149,134
Direct Imaging	147,445	152,607	167,522
Test and Repair	106,418	82,034	77,335
PVD/CVD	162,627	78,529
Other	152,102	98,276	46,004

Total revenues	752,517	582,746	439,995

(iv)	Revenues by operating segments are as follows:

	Year ended December 31
	2015	2014	2013
	$ in thousands
PCB	255,501	286,225	295,228
FPD	204,946	160,759	131,558
SD	262,234	110,654
Other	29,836	25,108	13,209

Total revenues	752,517	582,746	439,995

(v)	Property plant and equipment net of accumulated depreciation and amortization by geographical location:

	Year ended December 31
	2015	2014	2013
	$ in thousands
United Kingdom	24,940	23,058
Israel	16,344	13,707	11,018
United States	4,241	4,865	3,354
Italy	4,375	4,470	4,578
Germany	5,466	5,770	5,455
Other	3,616	3,710	3,310

Total	58,982	55,580	27,715

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

b.	Major customers

No customer accounted for more than 10% of the Company’s total revenues during the years ended December 31, 2015, 2014 and 2013.

c.	Cost of revenues:

	Year ended December 31
	2015	2014	2013
	$ in thousands

1) Cost of products sold:
Materials and subcontractors	240,601	185,431	125,043
Labor costs	27,856	26,006	20,753
Overhead and other expenses	17,046	12,544	10,906

	285,503	223,981	156,702

2) Cost of services rendered:
Materials consumed	60,687	51,167	44,088
Labor costs	42,462	37,135	34,117
Overhead and other expenses	24,067	17,270	13,548

	127,216	105,572	91,753

d.	Selling, general and administrative expenses

	Year ended December 31
	2015	2014	2013
	$ in thousands
Comprised as follows:
Selling	57,753	45,044	35,746
General and administrative	59,740	51,125	40,202

	117,493	96,169	75,948

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

e.	Financial expenses - net

	Year ended December 31
	2015	2014	2013
	$ in thousands
Income:
Interest:
In respect of bank deposits and marketable securities	646	1,074	1,465
Other			39

	646	1,074	1,504

Expenses:
Interest:
Bank loan	—		1,227
Term loans	17,866	7,184
Costs relating to factoring of letters of credits and promissory notes	209	227	71
Net loss from sale of marketable securities	—	339
Marketable securities and bonds premium/discount amortization	136	316	554
Foreign currencies exchange (gain)/ loss- net	5,115	1,159	168
Bank charges and other	905	895	675

	24,231	10,120	2,695

	(23,585)	(9,046)	(1,191)

f.	Earnings per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Year ended December 31
	2015	2014	2013
	$ in thousands
Weighted average number of shares issued and outstanding (net of treasury shares)-used in computation of basic earnings (loss) per share	42,412	41,703	42,571
Add - incremental shares from assumed exercise of options and RSUs	910	1,054	682

Weighted average number of shares used in computation of diluted earnings (loss) per share	43,322	42,757	43,253

Diluted earnings per share for the years ended December 31, 2015, 2014 and 2013 do not reflect ‘out-of-the-money’ options to purchase respective aggregate amounts of 13,015, 427,628 and 1,249,444 Ordinary Shares, respectively, due to their anti-dilutive effect.

BOARD OF DIRECTORS

Yochai Richter

Active Chairman of the Board

Dr. Michael Anghel

Yehudit Bronicki

Dan Falk

Avner Hermoni

Miron Kenneth

Dr. Jacob Richter

Joseph Tenne

Eliezer Tokman

Prof. Shimon Ullman

Arie Weisberg

CORPORATE DIRECTORY

Asher Levy

Chief Executive Officer

Amichai Steimberg

President and

Chief Operating Officer

Dr. Abraham Gross

Corporate Executive Vice President

for Technology and Innovation

Ran Bareket

Corporate Vice President and

Chief Financial Officer

Michael Havin

Corporate Secretary

HEADQUARTERS

Orbotech Ltd.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

Tel: +972-8-9423533

Fax: +972-8-9438769

www.orbotech.com

PRINCIPAL DIVISIONS

Printed Circuit Board

Arik Gordon

President

Orbotech Ltd.

Israel

Tel: +972-8-9423533

Flat Panel Display

Gil Oron

President

Orbotech Ltd.

Israel

Tel: +972-8-9423533

Semiconductor Device

Kevin Crofton

President

SPTS Technologies Limited

United Kingdom

Tel: +44-1633-414000

Recognition Solutions

Avikam Baltsan

Barry Cohen

Co-Presidents

Orbograph Ltd.

Israel

Tel: +972-8-9322257

LEGAL COUNSEL

Tulchinsky Stern Marciano Cohen

Levitski & Co. Law Offices

Tel Aviv, Israel

Cravath, Swaine & Moore LLP

New York, New York

INDEPENDENT AUDITORS

Kesselman & Kesselman

Pricewaterhouse Coopers

Tel Aviv, Israel

REGISTRAR & TRANSFER AGENT

American Stock Transfer

& Trust Company

59 Maiden Lane

New York, NY 10038

Tel: 1-212-9365100

Fax: 1-718-2364588

INVESTOR RELATIONS

Arbor Advisory Group LLC

Tel: 1-203-307-2250

Eisenberg-Eliash Ltd.

Tel: 972-3-7538868

REPORTS TO THE SEC

The Company files periodic reports with the United States Securities and Exchange Commission. Copies of those reports are available on the Company’s website or may be obtained, upon request, from the Company’s corporate secretary in Israel.

STOCK LISTING

Orbotech’s Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol ORBK.

www.orbotech.com

orbotech. The Language of Electronics